UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-36680

HubSpot, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**20-2632791**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

25 First Street
Cambridge, Massachusetts, 02141
(Address of principal executive offices)

(888) 482-7768
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	HUBS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES ☒   NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   YES ☐   NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report YES ☒   NO ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. YES ☐   NO ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). YES ☐   NO ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   YES ☐   NO ☒

The aggregate market value of common stock held by non-affiliates of the registrant, based on the closing price of the registrant's common stock on June 30, 2022, as reported by the New York Stock Exchange on such date was approximately $13,710,448,147. Shares of the registrant's common stock held by each executive officer, director and holder of 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

On February 10, 2023, the registrant had 49,392,241 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K. Such Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

HUBSPOT, INC.
TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and these statements involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our future financial and operational performance and operational expenditures, including our expectations regarding our revenue, cost of revenue, gross margin and operating expenses;

- maintaining and expanding our customer base and increasing our average subscription revenue per customer;

- the impact of competition in our industry and innovation by our competitors;

- our anticipated growth and expectations regarding our ability to manage our future growth;

- our expectations regarding the potential impact of geo-political conflicts, inflationary pressures, foreign currency movement, macroeconomic stability, and the COVID-19 pandemic on our business, the broader economy, our workforce and operations, the markets in which we and our partners and customers operate, and our ability to forecast future financial performance;

- our anticipated areas of investments, including sales and marketing, research and development, customer service and support, data center infrastructure and service capabilities, and expectations relating to such investments;

- our predictions about industry and market trends;

- our ability to anticipate and address the evolution of technology and the technological needs of our customers, to roll-out upgrades to our existing software platform and to develop new and enhanced applications to meet the needs of our customers;

- our ability to maintain our brand and inbound marketing, selling and servicing thought leadership position;

- the impact of our corporate culture and our ability to attract, hire and retain necessary qualified employees to expand our operations;

- the anticipated effect on our business of litigation to which we are or may become a party;

- our ability to successfully acquire and integrate companies and assets;

- our plans regarding declaring or paying cash dividends in the foreseeable future; and

- our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In this Annual Report on Form 10-K, the terms "HubSpot," "we," "us," and "our" refer to HubSpot, Inc. and its subsidiaries, unless the context indicates otherwise.

Risk Factor Summary

The risk factors detailed in Item 1A entitled "Risk Factors" in this Annual Report on Form 10-K are the risks that we believe are material to our investors and a reader should carefully consider them. Those risks are not all of the risks we face and other factors not presently known to us or that we currently believe are immaterial may also affect our business if they occur. The following is a summary of the risk factors detailed in Item 1A:

- We are dependent upon customer renewals, the addition of new customers, increased revenue from existing customers and the continued growth of the market for a CRM Platform.

- We face significant competition from both established and new companies offering marketing, sales, customer service, operations and content management software and other related applications, as well as internally developed software, which may harm our ability to add new customers, retain existing customers and grow our business.

- Failure to effectively develop and expand our marketing, sales, customer service, operations, and content management capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

- If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our CRM Platform may become less competitive.

- Our ability to introduce new products and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.

- We are exposed to fluctuations in currency exchange rates that could adversely affect our financial results.

- The current economic downturn may lead to decreased demand for our products and services and otherwise harm our business and results of operations.

- Interruptions or delays in service from our third-party data center providers could impair our ability to deliver our platform to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth, and reduction in revenue.

- If our CRM Platform has outages or fails due to defects or similar problems, and if we fail to correct any defect or other software problems, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

- If our or our customers' security measures are compromised or unauthorized access to data of our customers or their customers is otherwise obtained, our CRM Platform may be perceived as not being secure, our customers may be harmed and may curtail or cease their use of our platform, our reputation may be damaged and we may incur significant liabilities.

- We have a history of losses and may not achieve profitability in the future.

- We may experience quarterly fluctuations in our operating results due to a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

- If we do not accurately predict subscription renewal rates or otherwise fail to forecast our revenue accurately, or if we fail to match our expenditures with corresponding revenue, our operating results could be adversely affected.

- Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

- Our Restructuring Plan and associated organizational changes may not adequately reduce our operating costs or improve operating margins, may lead to additional workforce attrition, and may cause operational disruptions.

PART 1

ITEM I. BUSINESS

Overview

We help scaling companies deliver a delightful customer experience through our cloud-based customer relationship management ("CRM") Platform. Our CRM Platform includes marketing, sales, service, operations and a content management system, ("CMS"), as well as other tools, integrations and a native payment solution, that enable companies to attract, engage, and delight customers throughout the customer experience. Additionally, we provide education, services and support to help customers be successful with our CRM Platform.

We focus on selling to mid-market business-to-business ("B2B") companies, which we define as companies that have between 2 and 2,000 employees. We sell our CRM Platform on a subscription basis. In 2022, our total revenue was $1.7 billion and we incurred a net loss of $112.7 million. As of December 31, 2022, we had 7,433 full-time employees and 167,386 Customers, as defined in our Key Business Metrics in Item 7, of varying sizes in more than 120 countries.

Our company was formed as a limited liability company in Delaware on April 4, 2005. We converted to a Delaware corporation on June 7, 2007. Our principal executive offices are located at 25 First Street, Cambridge, Massachusetts, and our main telephone number is 888-482-7768. Our website address is https://www.hubspot.com. Information contained on or that can be accessed through our website does not constitute part of this Annual Report on Form 10-K, and inclusions of our website address in this Annual Report on Form 10-K are inactive textual references only.

The HubSpot Approach

Our CRM Platform features a central database of lead and customer interactions and integrated applications designed to help businesses attract visitors to their websites, convert visitors into leads, close leads into customers, transact with those customers, and delight them so they become promoters of those businesses.

Designed to Help Companies Grow Better. Our CRM Platform was architected from the ground up to enable businesses to transform their marketing, sales, services, operations and content management playbook to meet the demands of customers today. Our CRM Platform includes a system of record for maintaining a unified view of the customer experience, a system of engagement for efficiently engaging customers through search engine optimization ("SEO"), web content, social, blogging, email, marketing automation, messaging, support ticketing, knowledge base, commerce, conversation routing, video hosting, and an end-to-end payment solution which enables customers to streamline their payment process with fewer tools.

Ease of Use of a Single, Extensible Platform. We provide a set of integrated applications on a common platform, which offers businesses ease of use and simplicity. Our CRM Platform has one login, one user interface, one database, and one team for support. Our CRM Platform starts free and grows with our customers. It is designed to scale its power and technical sophistication without losing its ease-of-use. In addition to being a comprehensive suite itself, our CRM Platform seamlessly integrates with hundreds of external applications, making it easy to extend the functionality of our CRM Platform and customize it for any business.

Power of a Unified Customer View. At the core of our CRM Platform is a single CRM database for each business that captures its lead and customer activity throughout the customer lifecycle. Our CRM Platform creates a unified timeline incorporating all the interactions with a particular customer. In contrast to many CRM suites which are cobbled together, we have crafted a set of core functionalities, including reporting, content, messaging, data, and automation, which runs across our product lines, which we refer to as Hubs.

Scalability. Our CRM Platform was designed and built to serve a large number of customers with demanding use cases. Our CRM Platform currently processes billions of data points each week, and we use leading global cloud infrastructure providers and our own automation technology to dynamically allocate capacity to handle processing workloads of all sizes. We have built our CRM Platform on modern, scalable distributed technologies. We built the infrastructure to support hundreds of microservices and can easily add new features and capabilities to the CRM Platform. We utilize a variety of open-source distributed systems including HBase, Kafka, Vitess, and Elasticsearch to scale our data collection and processing. Our scalability gives us flexibility for future growth and enables us to service a large variety of businesses of different sizes across different industries.

Extensible and Open Architecture. Our CRM Platform features a variety of open application programming interfaces ("APIs") that allows easy integration of our platform with other applications. We enable our customers to connect our platform to their other applications, such as ecommerce, event management and videoconferencing applications. By connecting third-party applications, our customers can leverage our centralized inbound database to perform additional functions and analysis.

Our Competitive Strengths

We believe that our market leadership position is based on the following key strengths:

Leading Platform. We have designed and built a world-class CRM Platform. We believe our customers choose our CRM Platform over others because of its powerful, integrated, and easy-to-use applications. We built HubSpot on a single, unified, and intuitive platform, which we believe contrasts positively with many other CRM suites.

Market Leadership and Strong Brand. We are a recognized thought leader in the cloud-based marketing, sales, customer service, operations, and content management software industry with a leading brand. Our founders, Brian Halligan and Dharmesh Shah, wrote the best-selling marketing book Inbound Marketing: Get Found Using Google, Social Media and Blogs. Our marketing, sales, service, operations, and content management experience attracts, engages, and delights customers by being more relevant, more helpful, more personalized, and less interruptive than traditional marketing and sales tactics. Our INBOUND event is one of the largest inbound industry conference events. In 2022, we had nearly 45,000 registered attendees.

Large and Growing Solutions Partner Program. A Solutions Partner is a service provider that helps businesses with strategy, execution, and implementation of go-to-market activities and technology solutions. Our Solutions Partners promote our brand and offer our CRM Platform to their clients. Solutions Partners and customers referred to us by our Solutions Partners represented approximately 33% of our Customers as of December 31, 2022, and approximately 45% of our revenue for the year ended December 31, 2022. These Solutions Partners help us to promote the vision of the inbound experience, efficiently reach new mid-market businesses at scale, and provide our mutual customers with more diverse and higher-touch services.

Freemium Pricing Strategy. Our freemium model attracts customers who begin using our CRM Platform through our free products and then upgrade to our paid Hubs. Through our freemium products, our customers are able to receive value from HubSpot before converting to a paid product or engaging with sales.

Mid-Market Focus. We believe we have significant competitive advantages reaching mid-market businesses and efficiently reach this market at scale as a result of our inbound methodology, freemium pricing strategy, and our Solutions Partner channel.

Powerful Network Effects. We have built a large and growing ecosystem around our CRM Platform and company. Tens of thousands of our Customers integrate third-party applications with our CRM Platform. We believe this ecosystem drives more businesses and professionals to embrace the inbound playbook. As our engaged audience grows, more Solutions Partners collaborate with us, more third-party developers integrate their applications with our CRM Platform, and more professionals complete our certification programs, all of which help to drive more businesses to adopt our CRM Platform.

Our Growth Strategy

The key elements to our growth strategy are:

Grow Our Customer Base. The market for our CRM Platform is large and underserved. Mid-market businesses are particularly underserved by existing point application vendors and often lack sufficient resources to implement complex solutions. Our all-in-one CRM Platform allows mid-market businesses to efficiently adopt and execute an effective inbound marketing, sales, customer service, operations, and content management strategy to help them expand and grow. We will continue to leverage our inbound go-to-market approach, freemium pricing strategy and our network of Solutions Partners to keep growing our business.

Increase Revenue from Existing Customers. With 167,386 Customers in more than 120 countries spanning many industries, we believe we have a significant opportunity to increase revenue from our existing customers. We plan to increase revenue from our existing customers by expanding their use of our CRM Platform by upselling additional offerings and features, including our end-to-end payment solution, adding additional users, and cross-selling our marketing, sales, service, operations, and content management products to existing customers through touchless or low touch in-product purchases. Our scalable pricing model allows us to capture more spend as our customers grow, increase the number of their customers and prospects managed on our CRM Platform, and offer additional functionality available from our higher price tiers and add-ons, providing us with a substantial opportunity to increase the lifetime value of our customer relationships.

Keep Expanding Internationally. There is a significant opportunity for our CRM Platform outside of the United States. As of December 31, 2022, approximately 53% of our Customers were located outside of the United States and these Customers generated approximately 46% of our total revenue for the year ended December 31, 2022. We sell to those international Customers from our U.S., European, Asia Pacific, and South American based operations. We intend to grow our presence in international markets through additional investments in local sales, marketing and professional service capabilities, as well as by leveraging our Solutions Partner network. We have significant website traffic from regions outside the United States, and we believe that markets outside the United States represent a significant growth opportunity.

Continue to Innovate and Expand Our CRM Platform. Mid-market businesses are increasingly realizing the value of having an integrated marketing, sales, customer service, operations, and content management platform. We believe we are well positioned to capitalize on this opportunity by introducing new products and applications to extend the functionality of our CRM Platform.

Selectively Pursue Acquisitions. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that would allow us to add new features and functionalities to our CRM Platform and accelerate the pace of our innovation.

Our CRM Platform

Our CRM Platform features integrated applications and tools that enable companies to create a cohesive and adaptable customer experience. Each Hub can be used standalone, with our CRM Platform, a third party CRM, and/or in conjunction with any version of the other Hubs. Our Hubs are available in both free and paid tiers (i.e., Starter, Professional and Enterprise) with gradually increasing levels of functionality that support the needs of our customers as they see success with our tools and their businesses grow.

Businesses that want to use software outside of our CRM Platform can leverage our ecosystem of third-party integrations from our platform application partners. We make it easy to find and install new or existing software solutions that complement our CRM Platform. Over 1,300 integrations and applications are available for our users, across a wide range of categories, including integrations with leading social media, email, sales, video, analytics, content and webinar tools. Customers can build custom applications and integrations on top of our CRM Platform themselves, or through third party developers in our ecosystem.

HubSpot CRM

The core of our CRM Platform is a single database of lead and customer information that allows businesses to track their interactions with contacts and customers, manage their customer activities, and report on their pipeline and sales. This allows a complete view of lead and customer interactions across all of our integrated Hubs, giving our CRM Platform substantial power. This integration makes it possible to personalize every aspect of the customer interaction across web content, social media engagement, and email messages across devices, including mobile. The integrated Hubs on our CRM Platform have a common user interface and are accessed through a single login.

Marketing Hub

Marketing Hub is an all-in-one toolset for marketers to attract, engage, and nurture new leads towards sales readiness over the entire customer lifecycle. Features include: marketing automation and email, social media, SEO, and reporting and analytics.

Sales Hub

Sales Hub is designed to enhance the productivity and effectiveness of sales teams. Businesses can empower their teams with tools that deliver a personalized experience for prospects with less work for sales representatives. Features include: email templates and tracking, conversations and live chat, meeting and call scheduling, lead and website visit alerts, lead scoring, sales automation, pipeline management, quoting, forecasting, and reporting.

Service Hub

Service Hub is our customer service software designed to help businesses manage, respond and connect with customers. Features include: conversations and live chat functionality, conversational bots, tickets and help desk, automation and routing, knowledge base, team emails, feedback and reporting tools, and customer goals.

CMS Hub

Our content management system ("CMS") Hub combines the power of customer relationship management and a content management system into one integrated platform. Our content tools enable businesses to create new and edit existing web content while also personalizing their websites for different visitors and optimizing their websites to convert more visitors into leads and customers. Features include: website pages, business blogging, smart content, landing pages and forms, SEO tools, forms and lead flow, web analytics reporting, calls-to-action, and file manager.

Operations Hub

Operations Hub is designed to help businesses unify customer data in a connected platform, automate business processes, and eliminate time-consuming data cleanup, and query and transform data to enable customer insights and connections. Features include: programmable automation, data sync, data curation, and data quality tools.

Built within the CRM Platform, we offer an end-to-end payment solution, Payments, which enables customers to accept payments from their customers in less time and with fewer tools. With Payments, customers can buy and pay directly on a website, an email, or chat and native integration with the quotes feature in Sales Hub allows our customers to get paid immediately when a quote is accepted.

Our Services

We complement our product offerings with professional services, customer success and support, which we view as critical elements of ensuring the long-term retention of our customers. The majority of our services and support is offered over email, phone, chat applications and via web meeting technology rather than in-person, which is a more efficient business model for us and our customers.

Professional Services. We offer professional services to educate and train customers on how to leverage our CRM Platform to transform how their business attracts, engages and delights customers. Depending on which Hubs and services a customer purchases, they receive onboarding guidance or one-on-one training from one of our on-boarding, inbound consultants, or technical consultants by web meetings. They can purchase additional group training and education in online or in-person classes (when offered). We also offer in-app training modules that customers can use as part of their on-boarding. Our professional services are also available to customers who need additional assistance on a one-time or ongoing basis for an additional fee. Depending on the scope of work and the services a customer needs help with, we might recommend they work with our Solutions Partner ecosystem.

Customer Success. Our customers have access to a Customer Success Manager ("CSM"), Channel Consultant ("CC") or Customer Success Team ("CST") which are responsible for our customers' long term success, retention and growth on our CRM Platform. Depending on the customer spend, they will either have a dedicated CSM, or be serviced by a CST in a team based approach. Our CSMs or CST address the unique needs and goals of our customers through a series of ongoing interactions and strategy calls on how to best use our CRM Platform. Our CCs play a similar role as our CSMs and CST, but focus on the growth and success of our Solutions Partners. The Solutions Partner's customers have oversight through CSM and work collaboratively with the CC to help the Solutions Partner's customers get the most value from our platform and the Solutions Partner's services.

Support. In addition to assistance provided by our online articles and customer discussion forums, we offer phone and/or email and chat based support, which is included in the cost of a subscription for our Hubs. Phone, email and chat support is available starting at the Professional product level for all Hubs while email and chat based support is available for Starter Hubs. We strive to maintain an exceptional quality of customer service. We continuously monitor key customer service metrics such as phone hold time, ticket response time and ticket resolution rates, and we monitor the customer satisfaction of our customer support interactions. We believe our customer support is an important reason why businesses choose our CRM Platform and recommend it to their colleagues.

Our Customers

As of December 31, 2022, we had 167,386 Customers in more than 120 countries, representing many industries. No single customer represented more than ten percent of our revenue in 2022, 2021, or 2020.

Our Technology

Our Customers have chosen us as their CRM Platform, which we architected and built to be secure, highly distributed and highly scalable. Since our founding, we have embraced rapid, iterative product development lifecycles, cloud automation and open-source technologies, including big data platforms, to power marketing, sales, service, operations, and content management programs and provide insights not previously possible or available.

Our CRM Platform is a multi-tenant, single code-based, globally available software-as-a-service delivered through APIs, web browsers or mobile applications. Our commitment to a highly available, reliable, and scalable platform for businesses of all sizes is accomplished through the use of these technologies.

Platform Approach. We built HubSpot on a single platform with reusable and composable libraries, allowing us to rapidly address new feature areas and bring new products to market that have a consistent user experience and data model. We have built this platform with scale in mind, supporting thousands of components including hundreds of microservices,

Modern Database Architecture. We process billions of data points weekly across various channels, including social media, email, SEO and website visits, and continue to drive nearly real-time analytics across these channels. This is possible because we built our database from the ground up using distributed big data technologies such as HBase, Elasticsearch and Kafka to both process and analyze the large amounts of data we collect. We also utilize Vitess to operate MySQL at scale, allowing our engineers to choose the best datastore for each task.

Agility. Our infrastructure and development and software release processes allow us to update our platform for specific groups of customers or our entire customer base at any time. This means we can rapidly innovate and deliver new functionality frequently, without waiting for quarterly or annual release cycles. We typically deploy updates to our software platform thousands of times a day, enabling us to gather immediate customer feedback and improve our product quickly and continuously.

Cost leverage. Because our CRM Platform was built on an almost exclusive footprint of open-source software and designed to operate in cloud-based data centers, we have benefited from large-scale price reductions by these cloud computing service providers as they continue to innovate and compete for market share. As our processing volume continues to grow, we continue to receive larger volume discounts on a per-unit basis for costs such as storage, bandwidth and computing capacity. We also believe that our extensive use of open-source software will provide additional leverage as we scale our CRM Platform and infrastructure.

Scalability. By leveraging leading cloud infrastructure providers along with our automated technology stack, we are able to scale workloads of varying sizes at any time. This allows us to handle customers of all sizes and demands without traditional operational limitations such as network bandwidth, computing cycles, or storage capacity as we can scale our platform on-demand.

Reliability. Customer data is distributed and processed across multiple data centers within a region to provide redundancy. We built our CRM platform on a distributed computing architecture with reduced single points of failure and we operate across data center boundaries daily. In addition to datacenter level redundancy, this architecture supports multiple live copies of each data set along with snapshot capabilities for faster, point-in-time data recovery instead of traditional backup and restore methodologies.

Security. We leverage industry standard network and perimeter defense technologies, distributed denial-of-service, protection systems (including web application firewalls) and enterprise grade domain name system, services across multiple vendors. Our data-center providers operate and certify to high industry compliance levels. Due to the broad footprint of our customer base, we regularly test and evaluate our platform with trusted third-party vendors to ensure the security and integrity of our services.

Marketing and Sales

We believe we are a global leader in implementing an inbound experience in marketing and sales. We believe that our marketing and sales model provides us with a competitive advantage, especially when targeting mid-market businesses, because we can attract and engage these businesses efficiently and at scale.

Inbound Marketing. Our marketing team attracts new leads and users each month through our industry-leading blog, podcast network, email newsletter and other content, free tools, large social media following, high search engine rankings and personalized website and email content. In addition, we are generating leads for new and add-on product purchases through content and offers delivered through our CRM Platform to existing customers.

Inbound Direct Sales. Our sales representatives throughout the world use phone, email, and web meetings to interact with prospects and customers. The majority of revenue generated by our sales representatives originates with inbound leads produced by our marketing efforts. In addition, our freemium products and in-product cross-sell offerings help close new business with little or no interaction by our sales representatives.

Inbound Channel Sales. In addition to our direct sales team, we have sales representatives that manage relationships with our worldwide network of Solutions Partners who both use our platform for their own businesses and also, on a commissioned basis, refer customers to us. These Solutions Partners collaborate with us not only to leverage our software platform and educational resources, but also to build their own business by offering new services and shifting their revenue mix to include recurring revenue streams.

Governmental Regulations

We operate globally and are subject to numerous U.S. federal, state, and foreign laws and regulations covering a wide variety of subject matters. Our compliance with these laws and regulations may be onerous and could, individually or in the aggregate, increase our cost of doing business, impact our competitive position relative to our peers, and/or otherwise have an

adverse impact on our business, reputation, financial condition, and operating results. For information about governmental regulations applicable to our business, refer to "Risk Factors" in Item 1A.

Human Capital Management

Helping millions of organizations grow better requires a truly remarkable team. We take a thoughtful approach to talent attraction and retention in order to build a company culture where people can do their best work. That's why our culture is rooted in what we think employees want from employers today: autonomy, flexibility, transparency, and a commitment to diversity.

HubSpot is proud to be named the #2 Best Place to Work in 2022 and #4 Best Place to Work in 2021 by the Glassdoor Employees' Choice Awards. Based on employees' reviews and feedback, this recognition is a strong testament to the innovative culture we are building. We have also been recognized as a top workplace in 2022 by Great Place to Work, and honored to be mentioned in a number of categories by Comparably's workplace awards in 2022 including Best CEO for Women, Best Global Culture, and a Best Company for Employee Happiness.

As of December 31, 2022, we had 7,433 full-time employees, or HubSpotters. Of these, 1,271 were in the Americas, 1,346 were in Europe, 318 were in the Asia Pacific region and 4,498 were 100% remote. In January 2023, we made the difficult decision to begin implementing a restructuring plan (the "Restructuring Plan"), part of which consisted of a reduction of headcount by approximately 7%.

- *Culture and Values.* As a company with a hybrid working model, connection is core to our culture. We are focused on fostering authentic connection by offering the tools, resources, and opportunities to help our employees grow both personally and professionally. Our Culture Code underpins our culture and outlines our core company values, including, autonomy, flexibility, high performance, and HEART. HEART is at the center of who we are and represents the five traits we value the most in HubSpotters: Humility, Empathy, Adaptability, Remarkableness and Transparency. A copy of our Culture Code can be found at: https://network.hubspot.com/slides/the-hubspot-culture-code.

- *Diversity, Inclusion, and Belonging.* Diversity, inclusion, and belonging (DI&B) is a core part of our mission. We are focused not just on increasing representation, but on striving for equity in systems, resources, and access to opportunities. We have incorporated DI&B into our policies and practices, education and events, and launched various initiatives to further our goal of being a more diverse, inclusive, and equitable workplace. Our DI&B initiatives include, but are not limited to: programs to increase our slate of diverse candidates, anti-racism training for employees and managers, key external partnerships, employee resource groups, and programs and initiatives to enhance the diversity and inclusion experience for candidates and employees. In addition, our annual HubSpot Diversity, Inclusion, and Belonging Report is a detailed analysis of our gender, ethnicity, and age data, as well as self-reported identities including parents, military veterans, disabilities, first-generation identity, and those who are gender diverse. A copy of our DI&B report can be found at: https://www.hubspot.com/diversity/report.

- *Compensation and Benefits.* We provide competitive compensation and benefits for our employees globally. Our compensation packages may include base salary, commission or semi-annual bonuses, and stock-based compensation. We also offer general employee medical and dental plans, unlimited vacation and an annual global week of rest, life and disability insurance, employee stock purchase plan, and Section 401(k) plan matching contributions. We evaluate both compensation and benefit offerings on an annual basis and we make adjustments as needed. We are also committed to making meaningful, long-term change from pay opacity to pay clarity. This includes providing access to compensation ranges for all of our employees, anchoring compensation to one predefined major city per country and publishing compensation ranges for all job postings in the U.S.

- *Learning and growth.* We believe in life-long learning and invest in employee development at every stage. We offer hands-on, regionalized on-boarding, one-on-one mentorship, year-round manager trainings and an annual mini-MBA Fellows program. We also offer several programs focused on BIPOC (Black, Indigenous, Person of Color) retention and career development, including a stay interview program, a global mentorship program for employees of color, and a structured mentoring and career coaching program for Black employees. In addition, we offer several self-paced courses for all employees through Learn@HubSpot, our internal, online learning management system designed by our Learning and Development team.

- *Hybrid Culture and Enablement.* We offer a hybrid working model, with employees choosing annually between three options: @home, @office, @flex. @home employees will work the majority of the time from home, @office employees will go into a HubSpot office three or more days per week, and @flex employees will go into a HubSpot office two or fewer days per week. We also offer manager trainings focused on building connection and psychological safety.

- *Mental Health and Well-Being.* We offer a mental wellness platform as a global benefit for employees. In order to prevent and battle burnout and its root causes, we also offer a company holiday week for all employees to take time off and recharge, and programming for employees to listen, learn, and identify ways to prioritize their mental health at work.

- *Social Impact.* We aim to bring the best of HubSpot to help nonprofits that are committed to improving education and entrepreneurship in our communities around the world. We provide a range of opportunities for our employees to get involved with nonprofit organizations through HubSpot Helps, our community impact program, including: a dedicated employee volunteering platform, financial and in-kind donations, and flagship events. We are also committed to closing the racial wealth gap and developing the next generation of Black business leaders by investing in partnerships and organizations that can drive real change for Black communities.

- *Employee Engagement and Feedback.* We administer a quarterly employee engagement survey, known as our eNPS, to assess and understand the employee experience and engagement at the company level. The survey also enables us to provide data to leaders across the organization, empowering them to identify, address, and monitor feedback at the department level. Our eNPS process includes a Global Inclusion Index survey which we measure annually, allowing us to track progress and collect feedback on our diversity, inclusion, and belonging efforts over time.

Competition

Our market is evolving, highly competitive and fragmented, and we expect competition to increase in the future. We believe the principal competitive factors in our market are:

- vision for the market, product strategy and pace of innovation;

- inbound marketing focus and domain expertise;

- integrated all-in-one CRM Platform;

- breadth and depth of product functionality;

- ease of use;

- scalable, open architecture;

- time to value and total cost of ownership;

- integration with third-party applications and data sources;

- use of CRM data to make strategic business decisions;

- name recognition and brand reputation; and

- "freemium" go-to-market motion.

We believe we compete favorably with respect to all of these factors.

We face intense competition from other software companies that develop marketing, sales, service, and content management software. Our competitors offer various point applications that provide certain functions and features that we provide, including:

- cloud-based marketing automation providers;

- content management systems;

- email marketing software vendors;

- sales force automation and CRM software vendors

- customer service platform vendors; and

- large-scale enterprise suites.

In addition, instead of using our CRM Platform, some prospective customers may elect to combine disparate point applications, such as content management, marketing automation, analytics, social media management, ticketing, and conversational bots. We expect that we will develop and introduce, or acquire, applications serving customer-facing and other front office functions.

Intellectual Property

Our ability to protect our intellectual property, including our technology, will be an important factor in the success and continued growth of our business. We protect our intellectual property through trade secrets law, copyrights, trademarks, patents, and contracts. Some of our technology relies upon third-party licensed intellectual property. We have 11 issued U.S. Patents and 19 patents applications pending. We intend to pursue and are pursuing additional patent protection to the extent we believe it would be beneficial and cost-effective.

In addition to the foregoing, we have established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements and assignment of inventions agreements with employees, independent contractors, consultants, and companies with which we conduct business.

Despite our efforts to protect our intellectual property, unauthorized parties may still copy or otherwise obtain and use our technology. In addition, we intend to continue to expand our international operations, and effective intellectual property, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. Any significant impairment of our intellectual property rights could harm our business or our ability to compete.

Financial Information About Segments

We operate as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker ("CODM"), which is our chief executive officer, in deciding how to allocate resources and assess performance. The CODM evaluates our financial information and resources and assesses the performance of these resources on a consolidated basis. Since we operate in one operating segment, all required financial segment information can be found in the consolidated financial statements. See Footnote 10 within the consolidated financial statements for information by geographic area.

Available Information

Our website is located at http://www.hubspot.com, and our investor relations website is located at https://www.hubspot.com/investor-relations. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our investor relations website as soon as reasonably practicable after such reports are filed with, or furnished to, the Securities and Exchange Commission, or the SEC. The SEC also maintains a website at http://www.sec.gov that contains our SEC filings and other information regarding issuers that file electronically with the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. We have used, and intend to continue to use, our investor relations website as means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Further corporate governance information, including our certificate of incorporation, bylaws, governance guidelines, board committee charters, and code of business conduct and ethics, is also available on our investor relations website under the heading "Corporate Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this Annual Report on Form 10-K and in our other public filings before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. If any such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report and in our other public filings. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to Our Business and Strategy

We are dependent upon customer renewals, the addition of new customers, increased revenue from existing customers and the continued growth of the market for a CRM Platform.

We derive, and expect to continue to derive, a substantial portion of our revenue from the sale of subscriptions to our CRM Platform. The market for inbound marketing, sales, service, operations and content management products is still evolving, and competitive dynamics may cause pricing levels to change as the market matures and as existing and new market participants introduce new types of point applications and different approaches to enable businesses to address their respective needs. As a result, we may be forced to reduce the prices we charge for our platform and may be unable to renew existing customer agreements or enter into new customer agreements at the same prices and upon the same terms that we have historically. In addition, our growth strategy involves a scalable pricing model (including freemium versions of our products) intended to provide us with an opportunity to increase the value of our customer relationships over time as we expand their use of our platform, sell to other parts of their organizations, cross-sell our sales products to existing marketing product customers and vice versa through touchless or low touch in product purchases, and upsell additional offerings and features. If our cross-selling efforts are unsuccessful or if our existing customers do not expand their use of our platform or adopt additional offerings and features, our operating results may suffer.

Our subscription renewal rates may decrease, and any decrease could harm our future revenue and operating results.

Our customers have no obligation to renew their subscriptions for our platform after the expiration of their subscription periods, substantially all of which are one year or less. In addition, our customers may seek to renew for lower subscription tiers, for fewer contacts or seats, or for shorter contract lengths. Also, customers may choose not to renew their subscriptions for a variety of reasons. Our renewal rates may decline or fluctuate as a result of a number of factors, including limited customer resources, pricing changes, the prices of services offered by our competitors, adoption and utilization of our platform and add-on applications by our customers, adoption of our new products, customer satisfaction with our platform, mergers and acquisitions affecting our customer base, reductions in our customers' spending levels or declines in customer activity as a result of economic downturns or uncertainty in financial markets. If our customers do not renew their subscriptions for our platform or decrease the amount they spend with us, our revenue will decline and our business will suffer.

In addition, a subscription model creates certain risks related to the timing of revenue recognition and potential reductions in cash flows. A portion of the subscription-based revenue we report each quarter results from the recognition of deferred revenue relating to subscription agreements entered into during previous quarters. In addition, we do not record deferred revenue beyond amounts invoiced as a liability on our balance sheet. A decline in new or renewed subscriptions in any period may not be immediately reflected in our reported financial results for that period, but may result in a decline in our revenue in future quarters. If we were to experience significant downturns in subscription sales and renewal rates, our reported financial results might not reflect such downturns until future periods.

We face significant competition from both established and new companies offering marketing, sales, customer service, operations, and content management software and other related applications, as well as internally developed software, which may harm our ability to add new customers, retain existing customers and grow our business.

The marketing, sales, customer service, operations, and content management software market is evolving, highly competitive and significantly fragmented. With the introduction of new technologies and the potential entry of new competitors into the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, maintain or increase renewals and maintain our prices.

We face intense competition from other software companies that develop marketing, sales, customer service, operations, and content management software and from marketing services companies that provide interactive marketing services. Competition could significantly impede our ability to sell subscriptions to our CRM Platform on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products less competitive, or obsolete. In addition, if these competitors develop products with similar or superior functionality to our platform, we may need to decrease the prices or accept less favorable terms for our platform subscriptions in order to remain competitive. If we are unable to maintain our pricing due to competitive pressures, our margins will be reduced and our operating results will be negatively affected.

Our competitors include:

- cloud-based marketing automation providers;

- email marketing software vendors;

- sales force automation and CRM software vendors;

- large-scale enterprise suites;

- customer service software providers; and

- content management systems.

In addition, instead of using our platform, some prospective customers may elect to combine disparate point applications, such as content management, marketing automation, CRM, analytics and social media management. We expect that new competitors, such as enterprise software vendors that have traditionally focused on enterprise resource planning or other applications supporting back office functions, will develop and introduce applications serving customer-facing and other front office functions. This development could have an adverse effect on our business, operating results and financial condition. In addition, sales automation and CRM vendors could acquire or develop applications that compete with our sales and CRM offerings. Some of these companies have acquired social media marketing and other marketing software providers to integrate with their broader offerings.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, be able to devote greater resources to the development, promotion, sale and support of their products and services, may have more extensive customer bases and broader customer relationships than we have, and may have longer operating histories and greater name recognition than we have. As a result, these competitors may respond faster to new technologies and undertake more extensive marketing campaigns for their products. In a few cases, these vendors may also be able to offer marketing, sales, customer service and content management software at little or no additional cost by bundling it with their existing suite of applications. To the extent any of our competitors has existing relationships with potential customers for either marketing software or other applications, those customers may be unwilling to purchase our platform because of their existing relationships with our competitor. If we are unable to compete with such companies, the demand for our CRM Platform could substantially decline.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships, thereby limiting our ability to promote and implement our platform. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our business, operating results and financial condition.

We have experienced rapid growth and organizational change in recent periods and expect growth of headcount and operations over the long-term. If we fail to manage growth and organizational change effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

Prior to the implementation of our Restructuring Plan in January 2023, our headcount and operations grew substantially. For example, we had 7,433 full-time employees as of December 31, 2022, as compared with 5,895 as of December 31, 2021. To date, we have opened several international offices. This growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. While we expect to continue to grow headcount and operations over the long-term, in January 2023, we authorized a workforce reduction impacting approximately 7% of our workforce and began existing select leases to consolidate our office space. We may be unable to effectively manage the organizational changes we are making in connection with the Restructuring Plan, which could result in difficulty or delays in delivering our products to customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, reputational harm, loss of customers, or operational difficulties in executing sales strategies, any of which could adversely affect our business performance and operating results. We anticipate future growth will be required over the long term to address increases in our product offerings and continued expansion. Our success will depend in part upon our ability to recruit, hire, train, manage and integrate qualified managers, technical personnel and employees in specialized roles within our company, including in technology, sales and marketing. Furthermore, as more of our employees work remotely from geographic areas across the globe on a permanent basis pursuant to our hybrid workplace model, which provides our employees with the option to be fully remote, work full-time from one of our offices, or have the flexibility to work both in the office and remotely, we may need to reallocate our investment of resources and closely monitor a variety of local regulations and requirements, including local tax laws. We may experience unpredictability in our expenses and employee work culture. If we experience any of these effects in connection with future growth, if our new employees perform poorly, or if we are unsuccessful in recruiting, hiring, training, managing and integrating new employees, or retaining our existing employees, it could materially impair our ability to attract new customers, retain existing customers and expand their use of our platform, all of which would materially and adversely affect our business, financial condition and results of operations.

In addition, our information technology infrastructure, operational, financial and management systems and procedures may not be able to effectively manage changes to our headcount, operations and office space that result from the Restructuring Plan. Our Plan will increase our short-term costs, which will make it more difficult for us to address any future revenue shortfalls by reducing expenses in the short-term. If we fail to successfully manage organizational changes in connection with the Restructuring Plan or our future growth, we will be unable to successfully execute our business plan, which could have a negative impact on our business, results of operations or financial condition.

Failure to effectively develop and expand our marketing, sales, customer service, operations, and content management capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

To increase Customers and achieve broader market acceptance of our CRM Platform, we will need to continue to expand our marketing, sales, customer service, operations, and content management capabilities, including our sales force and third-party channel partners. We will continue to dedicate significant resources to inbound sales and marketing programs. The effectiveness of our inbound sales and marketing and third-party channel partners has varied over time and may vary in the future and depends on our ability to maintain and improve our CRM Platform. All of these efforts will require us to invest significant financial and other resources. Our business will be seriously harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

The rate of growth of our business depends on the continued participation and level of service of our Solutions Partners.

We rely on our Solutions Partners to provide certain services to our customers, as well as pursue sales of our CRM Platform to customers. To the extent we do not attract new Solutions Partners, or existing or new Solutions Partners do not refer a growing number of customers to us, our revenue and operating results would be harmed. In addition, if our Solutions Partners do not continue to provide services to our customers, we would be required to provide such services ourselves either by expanding our internal team or engaging other third-party providers, which would increase our operating costs.

If we fail to maintain our inbound thought leadership position, our business may suffer.

We believe that maintaining our thought leadership position in inbound marketing, sales, services, operations and content management is an important element in attracting new customers. We devote significant resources to develop and maintain our thought leadership position, with a focus on identifying and interpreting emerging trends in the inbound experience, shaping and guiding industry dialog and creating and sharing the best inbound practices. Our activities related to developing and maintaining our thought leadership may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in such effort. We rely upon the continued services of our management and employees with domain expertise with inbound marketing, sales, services, operations, and content management, and the loss of any key employees in this area could harm our competitive position and reputation. If we fail to successfully grow and maintain our thought leadership position, we may not attract enough new customers or retain our existing customers, and our business could suffer.

If we fail to further enhance our brand and maintain our existing strong brand awareness, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe that our development of the HubSpot brand is critical to achieving widespread awareness of our existing and future inbound experience solutions, and, as a result, is important to attracting new customers and maintaining existing customers. In the past, our efforts to build our brand have involved significant expenses, and we believe that this investment has resulted in strong brand recognition in the B2B market. Successful promotion and maintenance of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide a reliable and useful CRM Platform at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, our business could suffer.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our CRM Platform may become less competitive.

Our future success depends on our ability to adapt and innovate our CRM Platform. To attract new customers and increase revenue from existing customers, we need to continue to enhance and improve our offerings to meet customer needs at prices that our customers are willing to pay. Such efforts will require adding new functionality and responding to technological advancements, which will increase our research and development costs. If we are unable to develop new applications that address our customers' needs, or to enhance and improve our platform in a timely manner, we may not be able to maintain or increase market acceptance of our platform. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our CRM Platform is provided via the cloud, which, itself, was disruptive to the previous enterprise software model. If new technologies emerge that are able to deliver inbound marketing software and related applications at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely affect our ability to compete.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education, training and customer support are important for the successful marketing, sale and use of our CRM Platform and for the renewal of existing customers. Providing this education, training and support requires that our personnel who manage our online training resource, HubSpot Academy, or provide customer support have specific inbound experience domain knowledge and expertise, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not help our customers use multiple applications within our CRM Platform and provide effective ongoing support, our ability to sell additional functionality and services to, or to retain, existing customers may suffer and our reputation with existing or potential customers may be harmed.

We may not be able to scale our business quickly enough to meet our customers' growing needs and if we are not able to grow efficiently, our operating results could be harmed.

As usage of our CRM Platform grows and as customers use our platform for additional inbound applications, such as sales and services, we will need to devote additional resources to improving our application architecture, integrating with third-party systems and maintaining infrastructure performance. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base, particularly as our customer demographics change over time. Any failure of or delay in these efforts could cause impaired system performance and reduced customer satisfaction. These issues could reduce the attractiveness of our CRM Platform to customers, resulting in decreased sales to new customers, lower renewal rates by existing customers, the issuance of service credits, or requested refunds, which could impede our revenue growth and harm our reputation. Even if we are able to upgrade our systems and expand our staff, any such expansion will be expensive and complex, requiring management's time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure. Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems. We cannot be sure that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce revenue and our margins and adversely affect our financial results.

Our ability to introduce new products and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.

To remain competitive, we must continue to develop new product offerings, applications, features and enhancements to our existing CRM Platform. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop our platform internally due to certain constraints, such as high employee turnover, lack of management ability or a lack of other research and development resources, we may miss market opportunities. Further, many of our competitors expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors' research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors could materially adversely affect our business.

Changes in the sizes or types of businesses that purchase our platform or in the applications within our CRM Platform purchased or used by our customers could negatively affect our operating results.

Our strategy is to sell subscriptions to our CRM Platform to mid-sized businesses, but we have sold and will continue to sell to organizations ranging from small businesses to enterprises. Our gross margins can vary depending on numerous factors related to the implementation and use of our CRM Platform, including the sophistication and intensity of our customers' use of our platform and the level of professional services and support required by a customer. Sales to enterprise customers may entail longer sales cycles and more significant selling efforts. Selling to small businesses may involve greater credit risk and uncertainty. If there are changes in the mix of businesses that purchase our platform or the mix of the product plans purchased by our customers, our gross margins could decrease and our operating results could be adversely affected.

We have in the past completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management's attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations or harm our operating results.

We have in the past acquired, and we may in the future acquire or invest in, businesses, products or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. We may not be able to fully realize the anticipated benefits of historical or any future acquisitions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition and our management may be distracted from operating our business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including: unanticipated costs or liabilities associated with the acquisition; incurrence of acquisition-related costs, which would be recognized as a current period expense; inability to generate sufficient revenue to offset acquisition or investment costs; the inability to maintain relationships with customers and partners of the acquired business; the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand; delays in customer purchases due to uncertainty related to any acquisition; the need to integrate or implement additional controls, procedures and policies; challenges caused by distance, language and cultural differences; harm to our existing business relationships with business partners and customers as a result of the acquisition; the potential loss of key employees; use of resources that are needed in other parts of our business and diversion of management and employee resources; and use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition. Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses which are not discovered by due diligence during the acquisition process. Generally, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations or financial condition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not ultimately yield expected returns, we may be required to make charges to our operating results based on our impairment assessment process, which could harm our results of operations.

Because our long-term growth strategy involves further expansion of our sales to customers outside the United States, our business will be susceptible to risks associated with international operations.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. We have formed several international entities and may plan to form additional entities in the future. These international operations focus primarily on sales, professional services and support, and select international locations have development teams. Our current international operations and future initiatives will involve a variety of risks, including:

- difficulties in maintaining our company culture with a dispersed and distant workforce;

- more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal data, particularly in the European Union;

- unexpected changes in regulatory requirements, taxes or trade laws;

- differing labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

- challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

- difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

- currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

- global economic uncertainty caused by global political events;

- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

- limited or insufficient intellectual property protection;

- international disputes, wars (such as the conflict between Russia and Ukraine), political instability or terrorist activities; and resulting economic instability;

- likelihood of potential or actual violations of domestic and international anticorruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, or of U.S. and international export control and sanctions regulations, which likelihood may increase with an increase of sales or operations in foreign jurisdictions and operations in certain industries; and

- adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If in the future, we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer. We continue to implement policies and procedures to facilitate our compliance with U.S. laws and regulations applicable to or arising from our international business. Inadequacies in our past or current compliance practices may increase the risk of inadvertent violations of such laws and regulations, which could lead to financial and other penalties that could damage our reputation and impose costs on us.

Our Restructuring Plan and associated organizational changes may not adequately reduce our operating costs or improve operating margins, may lead to additional workforce attrition, and may cause operational disruptions.

In January 2023, we began implementing our Restructuring Plan that is designed to reduce operating costs and enable investment in key opportunities for long-term growth while driving continued profitability. The Restructuring Plan includes a reduction of the Company's current workforce by approximately 7% and a lease consolidation to create higher density across our workspaces. The Company estimates that it will incur charges of approximately $72.0 million to $105.0 million in connection with the Restructuring Plan, consisting primarily of cash expenditures. $24.0 million to $31.0 million of the charges under the Restructuring Plan are related to employee severance costs and $48.0 million to $74.0 million of the charges are related to lease consolidation.

The estimates of the charges and expenditures that we expect to incur in connection with the Restructuring Plan, and timing thereof, are subject to a number of assumptions, including local law requirements in various jurisdictions, and we may incur costs that are greater than we currently expect in connection with the Restructuring Plan.

The Restructuring Plan may yield unintended consequences and costs, such as the loss of institutional knowledge and expertise, employee attrition beyond our intended reduction in force, a reduction in morale among our remaining employees, greater-than-anticipated costs incurred in connection with implementing the Restructuring Plan, and the risk that we may not achieve the benefits from the Restructuring Plan to the extent or as quickly as we anticipate, all of which may have a material adverse effect on our results of operations or financial condition. These restructuring initiatives could place substantial demands on our management and employees, which could lead to the diversion of our management's and employees' attention from other business priorities. In addition, while certain positions have been eliminated in connection with the Restructuring Plan, certain functions necessary to our reduced operations remain, and we may be unsuccessful in distributing the duties and obligations of departed employees among our remaining employees or to external service providers, which could result in disruptions to our operations. We may also discover that the workforce reduction and other restructuring efforts will make it difficult for us to pursue new opportunities and initiatives and require us to hire qualified replacement personnel, which may require us to incur additional and unanticipated costs and expenses. We may further discover that, despite the implementation of our Restructuring Plan, we may require additional capital to continue expanding our business, and we may be unable to obtain such capital on acceptable terms, if at all. Our failure to successfully accomplish any of the above activities and goals may have a material adverse impact on our business, financial condition, and results of operations.

Risks Related to Employee Matters

If we cannot maintain our company culture as we experience changes in our workforce, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

We believe that a critical component to our success has been our company culture, which is based on transparency and personal autonomy. We have invested substantial time and resources in building our team within this company culture. In January 2023, we authorized a workforce reduction impacting approximately 7% of our workforce as part of our Restructuring Plan. The workforce reduction may make it more difficult to preserve our company culture and may negatively impact employee morale. In 2020, we made the decision to permanently move to a hybrid workplace model, which means our employees have the option to be fully remote, work full-time from one of our offices, or work both in the office and remotely. Preservation of our corporate culture has been made more difficult as a majority of our workforce has been working from home in connection with our hybrid workplace model, and may become more difficult due to the changes resulting from the Restructuring Plan. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. As we grow and continue to develop our company infrastructure, and experience organizational change, we may find it difficult to maintain these important aspects of our company culture and our business may be adversely impacted.

We rely on our management team and other key employees, and the loss of one or more key employees could harm our business.

Our success and future growth depend upon the continued services of our management team, including our co-founders, Brian Halligan and Dharmesh Shah, our chief executive officer, Yamini Rangan, and other key employees in the areas of research and development, marketing, sales, services, operations, content management, and general and administrative functions. From time to time, there may be changes in our management team resulting from the hiring or departure of executives, which could disrupt our business. We also are dependent on the continued service of our existing software engineers and information technology personnel because of the complexity of our platform, technologies and infrastructure. We may terminate any employee's employment at any time, with or without cause, and any employee may resign at any time, with or without cause. We do not have employment agreements with any of our key personnel. The loss of one or more of our key employees could harm our business.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, as well as for skilled information technology, marketing, sales and operations professionals, and we may not be successful in attracting and retaining the professionals we need. Also, inbound sales, marketing, services, operations, and content management domain experts are very important to our success and are difficult to replace. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and difficulty in retaining highly skilled employees with appropriate qualifications. In particular, we have experienced a competitive hiring environment in the Greater Boston area, where we are headquartered and will continue to experience a competitive hiring environment as we recruit for remote talent worldwide. Many of the companies with which we compete for experienced personnel have greater resources than we do. The change by companies to offer a remote or hybrid work environment may increase the competition for such employees from employers outside of our traditional office locations. The workforce reduction we are implementing as part of our Restructuring Plan may negatively impact our ability to attract, integrate, retain and motivate highly qualified employees, and may harm our reputation with current or prospective employees. In addition, if we choose to no longer offer a remote or hybrid work environment, we may face more difficulty in retaining our workforce. Further, labor is subject to external factors that are beyond our control, including our industry's highly competitive market for skilled workers and leaders, cost inflation, and workforce participation rates. In addition, if our reputation were to be harmed, whether as a result of media, legislative, or regulatory scrutiny or otherwise, it could make it more difficult to attract and retain personnel that are critical to the success of our business.

In addition, in making employment decisions, particularly in the software industry, job candidates often consider the value of equity incentives they are to receive in connection with their employment. If the price of our stock declines, or experiences significant volatility, our ability to attract or retain key employees will be adversely affected. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

Risks Related to Global Economic Conditions

We are exposed to fluctuations in currency exchange rates that could adversely affect our financial results.

We face exposure to movements in currency exchange rates, which may cause our revenue and operating results to differ materially from expectations. As we have expanded our international operations, our exposure to exchange rate fluctuations has increased, in particular with respect to the Euro, British Pound Sterling, Australian Dollar, Singapore Dollar, Japanese Yen, Colombian Peso, and Canadian Dollar. Fluctuations in the value of the U.S. dollar versus foreign currencies may impact our operating results when translated into U.S. dollars. Thus, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when re-measured, may differ materially from expectations. In addition, our operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions and expenses changes in the future. While we have limited currency exchange exposure to the Russian, Belarusian and Ukrainian currencies, we expect exchange rates with respect to these currencies to be volatile and other exchange rates may also be more volatile than normal as a result of the ongoing conflict between Russia and Ukraine. Such volatility, even when it increases our revenues or decreases our expenses, impacts our ability to predict our future results and earnings accurately. Although we may apply certain strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. Additionally, as we anticipate growing our business further outside of the United States, the effects of movements in currency exchange rates will increase as our transaction volume outside of the United States increases.

Weakened global economic conditions may harm our industry, business and results of operations.

Our overall performance depends in part on worldwide economic conditions. Global financial developments and downturns seemingly unrelated to us or the software industry may harm us. The United States and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, inflation and overall uncertainty with respect to the economy, including with respect to tariff and trade issues. Weak economic conditions or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs, trade agreements or governmental fiscal, monetary and tax policies, among others, could adversely impact our business, financial condition and operating results. Further, weak market conditions have, and could in the future result in, impairment of our investments and long-lived assets.

Further, the economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector, uncertainty over the future of the Euro zone and volatility in the value of the pound sterling and the Euro and instability resulting from the ongoing conflict between Russia and Ukraine. The effect of the conflict between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions that may be imposed against governmental or other entities in, for example, Russia, have in the past contributed and may in the future contribute to disruption, instability and volatility in the global markets. We have operations, as well as current and potential new customers, throughout Europe. If economic conditions in Europe and other key markets for our platform continue to remain uncertain or deteriorate further, it could adversely affect our customers' ability or willingness to subscribe to our platform, delay prospective customers' purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, all of which could harm our operating results.

More recently, global inflation rates have increased to levels not seen in several decades, which may result in decreased demand for our products and services, increases in our operating costs, including our labor costs, constrained credit and liquidity, reduced government spending and volatility in financial markets. The Federal Reserve and other international government agencies have raised, and may again raise, interest rates in response to concerns over inflation risk. Increases in interest rates on credit and debt that would increase the cost of any borrowing that we may make from time to time and could impact our ability to access the capital markets. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. In an inflationary environment, we may be unable to raise the sales prices of our products and services at or above the rate at which our costs increase, which could/would reduce our profit margins and have a material adverse effect on our financial results and net income. We also may experience lower than expected sales and potential adverse impacts on our competitive position if there is a decrease in consumer spending or a negative reaction to our pricing. A reduction in our revenue would be detrimental to our profitability and financial condition and could also have an adverse impact on our future growth.

There continues to be uncertainty in the changing market and economic conditions, including the possibility of additional measures that could be taken by the Federal Reserve and other domestic and international government agencies, related to concerns over inflation risk. A sharp rise in interest rates could have an adverse impact on the fair market value of certain securities in our portfolio and investments in some financial instruments could pose risks arising from market liquidity and credit concerns, which could adversely affect our financial results.

The current economic downturn may lead to decreased demand for our products and services and otherwise harm our business and results of operations.

Our overall performance depends, in part, on worldwide economic conditions. In recent months, we have observed increased economic uncertainty in the United States and abroad. Impacts of such economic weakness include:

- falling overall demand for goods and services, leading to reduced profitability;

- reduced credit availability;

- higher borrowing costs;

- reduced liquidity;

- volatility in credit, equity and foreign exchange markets; and

- bankruptcies.

These developments could lead to inflation, higher interest rates, and uncertainty about business continuity, which may adversely affect our business and our results of operations. As our customers react to global economic conditions and the potential for a global recession, we may see them reduce spending on our products and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity. Reductions in spending on our solutions, delays in purchasing decisions, lack of renewals, inability to attract new customers, as well as pressure for extended billing terms or pricing discounts, would limit our ability to grow our business and could negatively affect our operating results and financial condition.

Risks Related to Our Technical Operations Infrastructure and Dependence on Third Parties

Interruptions or delays in service from our third-party data center providers could impair our ability to deliver our platform to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

We currently serve the majority of our platform functions from third-party data center hosting facilities operated by Amazon Web Services in the United States and Europe. We also have several colocations which host certain critical services (for example, VPN access) in various locations around the world. In addition, we use Cloudflare Global CDN to optimize content delivery across our locations.

Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our platform. Despite precautions taken at our data centers, the occurrence of spikes in usage volume, a natural disaster, such as earthquakes or hurricane, an act of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice, power or telecommunications failures or other unanticipated problems at a facility could result in lengthy interruptions in the availability of our on-demand software. In the event that any of our third-party facilities arrangements is terminated, or if there is a lapse of service or damage to a facility, we could experience interruptions in our platform as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, our business could be harmed. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could materially adversely affect our business.

If our CRM Platform has outages or fails due to defects or similar problems, and if we fail to correct any defect or other software problems, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

Our CRM Platform and its underlying infrastructure are inherently complex and may contain material defects or errors. We release modifications, updates, bug fixes and other changes to our software several times per day, without traditional human-performed quality control reviews for each release. We have from time to time found defects in our software and may discover additional defects in the future. We may not be able to detect and correct defects or errors before customers begin to use our platform or its applications. Consequently, we or our customers may discover defects or errors after our platform has been implemented. Defects or errors could result in product outages and could also cause inaccuracies in the data we collect and process for our customers, or even the loss, damage or inadvertent release of such confidential data. We implement bug fixes and upgrades as part of our regular system maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of product outages, defects or inaccuracies in the data we collect for our customers, or the loss, damage or inadvertent release of confidential data could cause our reputation to be harmed, and customers may elect not to purchase or renew their agreements with us. Furthermore, these issues could subject us to service performance credits (whether offered by us or required by contract), warranty claims or increased insurance costs. The costs associated with product outages, any material defects or errors in our platform or other performance problems may be substantial and could materially adversely affect our operating results.

In addition, third-party applications and features on our CRM Platform may not meet the same quality standards that we apply to our own development efforts and, to the extent they contain bugs, vulnerabilities or defects, they may create disruptions in our customers' use of our products, lead to data loss, unauthorized access to customer data, damage our brand and reputation and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.

If our information technology systems, including our CRM Platform, have outages or fail due to defects or similar problems, and if we fail to correct any defect or other software problems, it could disrupt our internal operations or services provided to customers, and could reduce our revenue, increase our expenses, damage our reputation and adversely affect our cash flows and stock price.

We rely on our information technology systems, including the sustained and uninterrupted performance of our CRM Platform, to manage numerous aspects of our business, including marketing, sales, content management, customer service and other internal operations. Our information technology systems are an essential component of our business and any disruption could significantly limit our ability to manage and operate our business efficiently.

Our CRM Platform and its underlying infrastructure are inherently complex and may contain material defects or errors. We release modifications, updates, bug fixes and other changes to our software several times per day, without traditional human-performed quality control reviews for each release. We have from time to time found defects in our software and may discover in the future additional defects, outages, delays or cessations of service, performance and quality problems or may produce errors in connection with systems integrations, migration work or other causes, which could result in business disruptions and the process of remediating them could be more expensive, time-consuming, disruptive and resource intensive than planned. Such disruptions could adversely impact our internal operations and interrupt other processes. Delayed sales, lower margins or lost customers resulting from these disruptions could reduce our revenue, increase our expenses, damage our reputation and adversely affect our cash flows and stock price.

We are dependent on the continued availability of third-party data hosting and transmission services.

A significant portion of our operating cost is from our third-party data hosting and transmission services, including Amazon Web Services ("AWS"), which hosts the substantial majority of our products and platform. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation, or otherwise, we may not be able to increase the fees for our CRM Platform or services to cover the changes, which could have a negative impact on our operating results.

Additionally, our customers need to be able to access our platform at any time, without interruption or degradation of performance. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We have experienced, and expect that in the future we may experience interruptions, delays and outages in service and availability due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In some instances, including because we do not control our service providers, we may not be able to identify the cause or causes of these problems within a period of time acceptable to our customers. Additionally, as our business continues to grow, to the extent that we do not effectively address capacity constraints, through our providers of cloud infrastructure, our results of operations may be adversely affected. In addition, any changes in service levels from our service providers may adversely affect our ability to meet our customers' requirements, result in negative publicity which could harm our reputation and brand and may adversely affect the usage of our platform.

If we do not or cannot maintain the compatibility of our CRM Platform with third-party applications that our customers use in their businesses, our revenue will decline.

A significant percentage of our customers choose to integrate our platform with certain capabilities provided by third-party application providers using application programming interfaces ("APIs") published by these providers. The functionality and popularity of our CRM Platform depends, in part, on our ability to integrate our platform with third-party applications and platforms, including CRM, CMS, e-commerce, call center, analytics and social media sites that our customers use and from which they obtain data. Third-party providers of applications and APIs may change the features of their applications and platforms, restrict our access to their applications and platforms, or alter the terms governing use of their applications and APIs and access to those applications and platforms in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms in conjunction with our platform, which could negatively impact our offerings and harm our business. If we fail to integrate our platform with new third-party applications and platforms that our customers use for marketing, sales, services, operations or content management purposes, or fail to renew existing relationships pursuant to which we currently provide such integration, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate new revenue or maintain existing revenue and adversely impact our business.

We rely on data provided by third parties, the loss of which could limit the functionality of our platform and disrupt our business.

Select functionality of our CRM Platform depends on our ability to deliver data, including search engine results and social media updates, provided by unaffiliated third parties, such as Facebook, Google, LinkedIn and Twitter. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. In the future, any of these third parties could change its data sharing policies, including making them more restrictive, or alter its algorithms that determine the placement, display, and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect and provide useful data to our customers. These third parties could also interpret our, or our service providers' data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data for our customers. Any such changes could impair our ability to deliver data to our customers and could adversely impact select functionality of our platform, impairing the return on investment that our customers derive from using our solution, as well as adversely affecting our business and our ability to generate revenue.

Privacy concerns and end users' acceptance of Internet behavior tracking may limit the applicability, use and adoption of our CRM Platform.

Privacy concerns may cause end users to resist providing the personal data necessary to allow our customers to use our platform effectively. We have implemented various features intended to enable our customers to better protect end user privacy, but these measures may not alleviate all potential privacy concerns and threats. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our platform. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. The costs of compliance with, and other burdens imposed by these groups' policies and actions may limit the use and adoption of our CRM Platform and reduce overall demand for it, or lead to significant fines, penalties or liabilities for any noncompliance or loss of any such action.

If our or our customers' security measures are compromised or unauthorized access to data of our customers or their customers is otherwise obtained, our CRM Platform may be perceived as not being secure, our customers may be harmed and may curtail or cease their use of our platform, our reputation may be damaged and we may incur significant liabilities.

Our operations involve the storage and transmission of data of our customers and their customers, including personal data. Our storage is typically the sole source of record for portions of our customers' businesses and end user data, such as initial contact information and online interactions. Security incidents could result in unauthorized access to, loss of or unauthorized disclosure of this information, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our customers and our business. Cyber-attacks and other malicious Internet-based activity continue to increase generally, and cloud-based platform providers of marketing services have been targeted. If our security measures, or those of our service providers, are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liability. Additionally, if third parties with whom we work, such as vendors or developers, violate applicable laws, our security policies or our acceptable use policy, such violations may also put our customers' information at risk and could in turn have an adverse effect on our business. In addition, if the security measures of our customers or our service providers are compromised, even without any actual compromise of our own systems, we may face negative publicity or reputational harm if our customers or anyone else incorrectly attributes the blame for such security breaches to us or our systems. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our customers' data. Additionally, we provide extensive access to our database, which stores our customer data, to our development team to facilitate our rapid pace of product development. If such access or our own operations cause the loss, damage or destruction of our customers' business data, their sales, lead generation, support and other business operations may be permanently harmed. As a result, our customers may bring claims against us for lost profits and other damages, or such concerns may cause us to limit access by our development team. Additionally, in certain of our subscription agreements with our customers, we agree to indemnify these customers against claims by a third party alleging our breach of confidentiality obligations or our misuse of customer data in violation of the subscription agreement.

Cyber-attacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing) are prevalent in our industry, the industries of certain of our service providers and our customers' industries. Our internal computer systems and those of our current and any future strategic collaborators, vendors, and other contractors or consultants are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, cybersecurity threats, terrorism, war and telecommunication and electrical failures. Accordingly, if our cybersecurity measures or those of our service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by our employees and contractors, then our reputation, customer trust, business, results of operations and financial condition could be adversely affected. Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access to employee or customer data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. The techniques used to sabotage or to obtain unauthorized access to our platform, systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to implement adequate preventative measures or stop security breaches while they are occurring. Because the techniques used by threat actors who may attempt to penetrate and sabotage our computer systems change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Additionally, during the COVID-19 pandemic, and potentially beyond as remote work and resource access expand, there is an increased risk that we may experience cybersecurity-related events such as COVID-19 themed phishing attacks, exploitation of any cybersecurity flaws that may exist, an increase in the number of cybersecurity threats or attacks, and other security challenges as a result of most of our employees and our service providers continuing to work remotely from non-corporate managed networks. There is also a risk of potential increase in such attacks due to cyberwarfare in connection with the ongoing conflict between Russia and Ukraine, and this could adversely affect our and our suppliers' ability to maintain or enhance key cybersecurity and data protection measures. We have previously been, and may in the future become, the target of cyber-attacks by third parties seeking unauthorized access to our or our customers' data, systems, or infrastructure, or to disrupt our operations or ability to provide our services.

Additionally, it is also possible that unauthorized access to sensitive customer and business data may be obtained through inadequate use of security controls by our customers, suppliers or other vendors. While we are not currently aware of any material impact that the SolarWinds, Log4j, Kaseya, or other recent supply chain attacks had on our business, new information on the scope of such attacks is continuing to emerge and there is a residual risk that we may experience a security breach arising from one of these, or a similar, supply chain attack in the future. Supply chain attacks are becoming increasingly common, and we may not be able to anticipate and prevent negative impacts from such an attack. If we are impacted by a supply chain attack, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product and services could be hindered or delayed.

Recent cybersecurity incidents and compromises affecting large institutions, including an incident that affected us, suggest that the risk of such events is significant, even if privacy protection and security measures are implemented and enforced. A cyber-attack could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other disruptions. These cyber-attacks could be carried out by threat actors of all types (including but not limited to nation states, organized crime, other criminal enterprises, individual actors and/or advanced persistent threat groups). In addition, we may experience intrusions on our physical premises by any of these threat actors. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, incur significant costs associated with remediation and the implementation of additional security measures, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants, and our competitive position could be harmed. Any breach, loss, or compromise of personal data may also subject us to civil fines and penalties, or claims for damages either under the General Data Protection Regulation (the "EU GDPR"), the EU GDPR as incorporated into United Kingdom law, and relevant member state law in the European Union, other foreign laws, and other relevant state and federal privacy laws in the United States.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data. In addition, the data processing agreement we execute with our customers contractually requires us to notify them of any personal data breach. Under payment card network rules and our contracts with our payment processors, if there is a breach of payment card information that we store, or that is stored by our direct payment card processing vendors, we could be liable to the payment card issuing banks for their cost of issuing new cards and related expenses. Data breaches and other data security compromises experienced by our competitors, by our customers or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, which could materially and adversely affect our business and operating results.

There can be no assurance that any limitations of liability provisions in our contracts for a security breach would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and operating results.

Risks Related to Intellectual Property

Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual and proprietary rights. Companies in the software industry, including those in marketing software, are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Many of our competitors and other industry participants have been issued patents and/or have filed patent applications and may assert patent or other intellectual property rights within the industry. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as "patent trolls," have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters or notices or may be the subject of claims that our services and/or platform and underlying technology infringe or violate the intellectual property rights of others. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management's attention and resources, damage our reputation and brand and cause us to incur significant expenses. Our technologies may not be able to withstand any third-party claims or rights against their use. Claims of intellectual property infringement might require us to redesign our application, delay releases, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our platform. If we cannot or do not license the infringed technology on reasonable terms or at all, or substitute similar technology from another source, our revenue and operating results could be adversely impacted. Additionally, our customers may not purchase our CRM Platform if they are concerned that they may infringe third-party intellectual property rights. The occurrence of any of these events may have a material adverse effect on our business.

In certain of our subscription agreements with customers, we agree to indemnify these customers against claims by a third party alleging infringement of a valid patent, registered copyright or registered trademark. However, whether or not a subscription agreement includes an indemnity obligation in favor of a customer, there can be no assurance that customers will not assert a common law indemnity claim or that any existing limitations of liability provisions in our contracts would be enforceable or adequate, or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Our customers who are accused of intellectual property infringement may in the future seek indemnification from us under common law or other legal theories. If such claims are successful, or if we are required to indemnify or defend our customers from these or other claims, these matters could be disruptive to our business and management and have a material adverse effect on our business, operating results and financial condition.

If we fail to adequately protect our proprietary rights, in the United States and abroad, our competitive position could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technology and proprietary information may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform and offerings.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could delay further sales or the implementation of our platform and offerings, impair the functionality of our platform and offerings, delay introductions of new features or enhancements, result in our substituting inferior or more costly technologies into our platform and offerings, or injure our reputation.

Our use of "open source" software could negatively affect our ability to offer our platform and subject us to possible litigation.

A substantial portion of our cloud-based platform incorporates so-called "open source" software, and we may incorporate additional open source software in the future. Open source software is generally freely accessible, usable and modifiable. Certain open source licenses may, in certain circumstances, require us to offer the components of our platform that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes open source software we use were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from the offering of the components of our platform that contained the open source software and being required to comply with the foregoing conditions, which could disrupt our ability to offer the affected software. We could also be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition and require us to devote additional research and development resources to change our products.

Risks Related to Government Regulation

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.

Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission ("FTC"), and various state, local and foreign agencies. We collect personal data and other data from our customers, prospects, and partners. We also handle personal data about our customers' customers. We use this information to provide services to our customers, to support, expand and improve our business. We may also share customers' personal data with third parties as authorized by the customer or as described in our privacy policy.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal data of individuals. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards for the online collection, use and dissemination of personal and other data. However, these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized, disclosure, release or transfer of personal data or other customer data may result in governmental enforcement actions, litigation, fines and penalties and/or adverse publicity, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Laws and regulations concerning privacy, data protection and information security are evolving, and changes to such laws and regulations could require us to change features of our platform or restrict our customers' ability to collect and use email addresses, page viewing data and other personal data, which may reduce demand for our platform. Our failure to comply with federal, state and international data privacy laws and regulations could harm our ability to successfully operate our business and pursue our business goals. For example, the California Consumer Privacy Act (the "CCPA"), as amended by the California Privacy Rights Act (the "CPRA"), among other things, require covered companies to provide new disclosures to California consumers and afford such consumers the ability to opt-out of sales of personal data.

The CPRA, which amends the CCPA, took effect on January 1, 2023. The CPRA imposes additional obligations on companies covered by the legislation and significantly modifies the CCPA, including by expanding consumers' rights with respect to certain sensitive personal data. The CPRA also creates a new state agency that will be vested with authority to implement regulations and enforce the CCPA and the CPRA. It is not yet fully clear how the CCPA and CPRA will be enforced and how certain of its requirements will be interpreted. The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Certain other state laws impose similar privacy obligations and we also expect that more states may enact legislation similar to the CCPA, which provides consumers with new privacy rights and increases the privacy and security obligations of entities handling certain personal data of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

For example, on March 2, 2021, Virginia enacted the Consumer Data Protection Act (the "CDPA"). The CDPA became effective January 1, 2023. The CDPA will regulate how businesses (which the CDPA refers to as "controllers") collect and share personal data. While the CDPA incorporates many concepts similar to the CCPA and CPRA, there are also several key differences in the scope, application, and enforcement of the law that will change the operational practices of controllers. The new law will also govern how controllers collect and process personal sensitive data, conduct data protection assessments, transfer personal data to affiliates, and respond to consumer rights requests.

Also, on July 8, 2021, Colorado's governor signed the Colorado Privacy Act ("CPA") into law. The CPA will become effective July 1, 2023. The CPA is similar to Virginia's CPDA but also contains additional requirements. The new measure applies to companies conducting business in Colorado or who produce or deliver commercial products or services intentionally targeted to its residents of the state that either: (1) control or process the personal data of at least 100,000 consumers during a calendar year; or (2) derive revenue or receive a discount on the price of goods or services from the sale of personal data and process or control the personal data of at least 25,000 consumers. In addition, on March 24, 2022, Utah enacted the Utah Consumer Privacy Act ("UCPA"), which will become effective on December 31, 2023. Also, in May 2022, Connecticut Governor Lamont signed the Connecticut Data Privacy Act ("CTDPA") into law, which takes effect on July 1, 2023. The UCPA and CTDPA draw heavily upon their predecessors in Virginia and Colorado.

With the CTDPA, Connecticut became the fifth state to enact a comprehensive privacy law. A number of additional other states have proposed bills for comprehensive consumer privacy laws and it is quite possible that certain of these bills will pass. The existence of comprehensive privacy laws in different states in the country, if enacted, will add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies regarding and the availability of personal data, and has resulted in and will result in increased compliance costs and/or changes in business practices and policies. At the federal level, a significant and potentially transformative bipartisan bill was considered during the 117th Congress. If passed, this proposed legislation, the American Data Privacy and Protection Act, would help to streamline certain of our privacy obligations, but would also introduce new stringent privacy and data security obligations that would apply to personal data we process.

In addition, many foreign jurisdictions in which we do business, including the European Union, Japan, United Kingdom, Canada, Australia, and others have laws and regulations dealing with the collection and use of personal data obtained from their residents, which are more restrictive in certain respects than those in the U.S. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual. In relevant part, these laws and regulations may affect our ability to engage in lead generation activities by imposing heightened requirements, such as affirmative opt-ins or consent prior to sending commercial correspondence or engaging in electronic tracking activities that aid our marketing and business intelligence. We may be required to modify our policies, procedures, and data processing measures in order to address requirements under these or other privacy, data protection, or cyber security regimes, and may face claims, litigation, investigations, or other proceedings regarding them and may incur related liabilities, expenses, costs, and operational losses.

In Japan, for example, the Act on the Protection of Personal Information ("APPI") of Japan regulates privacy protection issues in Japan. The APPI shares similarities with the GDPR, including extraterritorial application and obligations to provide certain notices and rights to citizens of Japan. Amendments to the APPI that created new cross-border data transfer requirements and a new category of regulated information called "personal-related information" took effect in April 2022. In Japan, our email marketing activities are also subject to stringent regulation under the Law Concerning the Proper Transmission of Specified Electronic Mail and the Law for the Partial Amendment to the Law Concerning Specified Commercial Transactions.

In Canada, our collection, use, disclosure, and management of personal information must comply with both federal and provincial privacy laws, which impose separate requirements, but may overlap in some instances. The Personal Information Protection and Electronic Documents Act, or PIPEDA, applies in all Canadian provinces except Alberta, British Columbia and Québec, as well as to the transfer of consumer data across provincial borders. PIPEDA imposes stringent consumer data protection obligations, requires privacy breach reporting, and limits the purposes for which organizations may collect, use, and disclose consumer data. The provinces of Alberta, British Columbia, and Québec have enacted separate data privacy laws that are substantially similar to PIPEDA, but all three additionally apply to our handling of our own employees' personal data within their respective provinces. Notably, Québec's Act respecting the protection of personal information in the private sector, or the Private Sector Act, was amended by Bill 64, an Act to modernize legislative provisions as regards the protection of personal information, which introduced major amendments to the Private Sector Act, notably, to impose significant and stringent new obligations on Québec businesses while increasing the powers of Quebec's supervisory authority. We may incur additional costs and expenses related to compliance with these laws and may incur significant liability if we are not able to comply with these laws. We are also subject to Canada's anti-spam legislation, or CASL, which includes rules governing commercial electronic messages, which include marketing emails, text messages, and social media advertisements. Under these rules, we must follow certain standards when sending marketing communications, are prohibited from sending them to customers without their consent and can be held liable for violations.

Within the European Union, legislators adopted the EU GDPR, which became effective in May 2018, and which imposes heightened obligations and risk upon our business and which may substantially increase the penalties to which we could be subject in the event of any non-compliance. In addition, further to the United Kingdom's exit from the European Union on January 31, 2020, the GDPR ceased to apply in the United Kingdom at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the United Kingdom's European Union (Withdrawal) Act 2018 incorporated the EU GDPR (as it existed on December 31, 2020 but subject to certain United Kingdom specific amendments) into United Kingdom law (the "UK GDPR", together with the EU GDPR, the "GDPR"). The UK GDPR and the UK Data Protection Act 2018 set out the United Kingdom's data protection regime, which is independent from but aligned to the European Union's data protection regime. In addition, the UK has announced plans to reform the country's data protection legal framework in its Data Reform Bill. This may lead to increased compliance costs as we may no longer be able to take a unified approach across the European Union and United Kingdom, and will need to amend our processes and procedures to align with the new framework. The Data Reform Bill could also, as a result of this divergence, threaten the United Kingdom adequacy decision that currently allows personal data to flow freely from the European Economic Area to the United Kingdom.

Non-compliance with the GDPR and the related national data protection laws of the European Union Member States may result in monetary penalties of up to €20 million (£17.5 million) or 4% of worldwide annual revenue, whichever is higher. Like the EU

GDPR, the UK GDPR restricts personal data transfers outside the United Kingdom to countries not regarded by the United Kingdom as providing adequate protection (this means that personal data transfers from the United Kingdom to the European Economic Area remain free flowing). Although the United Kingdom is regarded as a third country under the EU GDPR, the European Commission has issued a decision recognizing the United Kingdom as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the European Union to the United Kingdom remain unrestricted.

The proliferation of privacy and data protection laws has heightened risks and uncertainties concerning cross-border transfers of personal data and other data, which could impose significant compliance costs and expenses on our business, increase our potential exposure to regulatory enforcement and/or litigation, and have a negative effect on our existing business and on our ability to attract and retain new customers. On July 16, 2020, the European Court of Justice ("CJEU"), in Case C-311/18 (Data Protection Commissioner v Facebook Ireland and Maximillian Schrems, or "Schrems II"), invalidated the EU–US Privacy Shield ruling that facilitated transfers of personal data from the European Economic Area to the U.S. because it failed to offer adequate protections for personal data. The CJEU, in the same decision, deemed that the Standard Contractual Clauses ("SCCs"), approved by the European Commission for transfers of personal data between European Union exporters and non-European Economic Area importers are valid, however the European Court of Justice deemed that transfers made pursuant to the SCCs need to be analyzed on a case-by-case basis to ensure the European Economic Area's standards of data protection are met. On June 4, 2021, the European Commission published new versions of the SCCs, which, since December 27, 2022 are required for all transfers of personal data from the European Union to third countries (including the U.S) The new versions of the SCCs seek to address the issues identified by the CJEU's decision and provide further details regarding the transfer assessments that the parties are required to conduct when implementing the new SCCs. Our customer agreements include the updated SCCs and UK IDTA/Addendum. However, as a result of the Schrems II decision, companies may be required to adopt additional measures to accomplish transfers of personal data to the United States and other third countries in compliance with the GDPR, and there continue to be concerns about whether the SCCs will face additional challenges. Until the remaining legal uncertainties regarding how to legally continue these transfers are settled, we will continue to face uncertainty as to whether our customers will be permitted to transfer personal data to the United States for processing by us as part of our platform services. Our customers may view alternative data transfer mechanisms as being too costly, too burdensome, too legally uncertain or otherwise objectionable and therefore decide not to do business with us. For example, some of our customers or potential customers who do business in the European Economic Area may require their vendors to host all personal data within the European Economic Area and may decide to do business with one of our competitors who hosts personal data within the European Economic Area instead of doing business with us. In addition, some companies based in the European Economic Area may be reluctant to transfer personal data to us for processing outside the European Economic Area because of the burden on some requirements to conduct transfer impact assessments in order to rely on the SCCs as well as the substantial obligations that the recently updated SCCs impose upon data exporters. The United Kingdom is not subject to the new SCCs but, on March 21, 2022, the United Kingdom adopted new international data transfer agreement templates ("IDTAs")and/or UK Addendum to facilitate transfers of personal data from the United Kingdom. The IDTAs and/or UK Addendum must be entered into for new contracts concluded on or before September 21, 2022. For existing contracts, the IDTAs and/or UK Addendum allow for a transition period until March 21, 2024 in which controllers and processors may move to the new forms. We are in the process of transitioning to the IDTAs and UK Addendum and doing so will require significant effort and cost. The European Commission and the U.S. White House announced that they had reached an agreement in principle on a data transfer framework to replace the Privacy Shield. However, it is too soon to tell how this future framework will evolve and what impact it will have on our cross-border activities. The European Commission published a draft adequacy decision on this framework on December 13, 2022, which must now be reviewed by the European Data Protection Board. We continue to monitor developments with respect to cross-border transfers and any prospective impacts on our activities.

Within the European Union, the Security of Network and Information Systems Directive (Directive 2016/1148/EC) ("NIS"), as implemented with some differences by each European Union member state, imposes risk management and cyber incident reporting obligations on operators of essential services and digital service providers. Digital service providers include those that provide cloud computing services. We may be caught by NIS to the extent we provide cloud computing services to the European Union. The United Kingdom has its own implementation of NIS. This follows the same framework, as it was transposed prior to the United Kingdom's withdrawal from the European Union. In-scope digital service providers must put in place appropriate and proportionate technical and organizational measures to manage risks to their systems, that ensure a level of security appropriate to the risk posed, and prevent and minimize the impact of security incidents. The security measures vary per member state, and must be documented by the in-scope company. Companies subject to NIS must also notify the applicable competent authority without undue delay of any incident that has a significant impact on the continuity of services. The competent authority may inform other affected member states, and may also choose to publicize the incident if it considers public awareness to be necessary. Enforcement and penalties vary per member state. A new NIS Directive ("NIS 2") will come into force towards the end of 2024, broadening the scope of regulated sectors and entities. NIS 2 will increase the level of responsibility for senior management of in-scope entities, including around supply chain diligence. Companies who are not within scope of NIS 2 can expect to face increased diligence from customers who are in scope, and will be subjected to additional contractual obligations. NIS 2 will also require all in-scope companies to notify relevant authorities within 24 hours of becoming aware of an incident having a significant impact on the provision of its services, as well as any significant cyber threat that could potentially have resulted in such a significant incident. Member states will implement administrative fines of at least the greater of EUR 10 million, or up to 2% of annual worldwide turnover for breaches of NIS 2. As the United Kingdom is outside of the European Union, it will not implement NIS 2. It is, however, currently considering its own NIS update which is at the proposal stage.

The regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal data, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. In addition to new and strengthened laws and regulations in the U.S., European Union, and United Kingdom, many foreign jurisdictions have passed new laws, strengthened existing laws, or are contemplating new laws regulating personal data. For example, on November 16, 2022 the European Union's Digital Services Act (Regulation (EU) 2022/2065) ("DSA") entered into force, putting in place comprehensive new obligations for online platforms to reduce harms and counter risks online and introducing strong protections for users' rights online. The DSA also places certain obligations on "intermediary" services, including hosting services such as cloud computing or services enabling the sharing of information and content online. The maximum fine for a breach of the DSA will be 6% of global annual turnover. The DSA's obligations will come into effect on February 17, 2024, and include updating systems, terms, policies and processes so that companies can comply with certain diligence and transparency obligations and can respond appropriately to judicial or administrative content takedown and information orders. The United Kingdom is considering its own bill aimed at tackling online harms – the Online Safety Bill – but this is still not in approved form. The European Union is also currently in the process of finalizing its Artificial Intelligence Act ("AI Act"), which aims to ensure that AI systems are safe and lawful and respect fundamental rights. In its current form it will mostly impact providers of AI systems. Following a risk-based approach, the AI Act sets out obligations for the development, placing on the market, and use of AI systems. South Africa's Protection of Personal Information Act came into force on July 1, 2021, and imposes significant new requirements, with potentially significant penalties for non-compliance, on businesses that operate in South Africa. India is contemplating a new Digital Personal Data Protection Bill that would impose obligations to provide certain notices and rights to Indian citizens, though it does not contain the data localization requirements set out in previous versions of the bill. It is possible that these laws may impose, or may be interpreted and applied to impose, requirements that are inconsistent with our existing data management practices or the features of our services and platform capabilities. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition and results of operations.

We publicly post documentation regarding our practices concerning the collection, processing, use and disclosure of data. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by us to comply with our privacy policies or any applicable privacy, security or data protection, information security or consumer-protection related laws, regulations, orders or industry standards could expose us to costly litigation, significant awards, fines or judgments, civil and/or criminal penalties or negative publicity, and could materially and adversely affect our business, financial condition and results of operations. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices, which could, individually or in the aggregate, materially and adversely affect our business, financial condition and results of operations.

If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to claims, legal proceedings or other actions by individuals or governmental authorities based on privacy or data protection regulations and our commitments to customers or others, as well as negative publicity and a potential loss of business. Moreover, if future laws and regulations limit our subscribers' ability to use and share personal data or our ability to store, process and share personal data, demand for our solutions could decrease, our costs could increase, and our business, results of operations and financial condition could be harmed.

We could face liability, or our reputation might be harmed, as a result of the activities of our customers, the content of their websites or the data they store on our servers.

As a provider of a cloud-based inbound marketing, sales and customer service software platform, we may be subject to potential liability for the activities of our customers on or in connection with the data they store on our servers. Although our customer terms of use prohibit illegal use of our services by our customers and permit us to take down websites or take other appropriate actions for illegal use, customers may nonetheless engage in prohibited activities or upload or store content with us in violation of applicable law or the customer's own policies, which could subject us to liability or harm our reputation. Furthermore, customers may upload, store, or use content on our CRM Platform that may violate our policy on acceptable use which prohibits content that is threatening, abusive, harassing, deceptive, false, misleading, vulgar, obscene, or indecent. While such content may not be illegal, use of our CRM Platform for such content could harm our reputation resulting in a loss of business.

Several U.S. federal statutes may apply to us with respect to various customer activities:

- The Digital Millennium Copyright Act of 1998 ("DMCA"), provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the Internet. Under the DMCA, based on our current business activity as an Internet service provider that does not own or control website content posted by our customers, we generally are not liable for infringing content posted by our customers or other third parties, provided that we follow the procedures for handling copyright infringement claims set forth in the DMCA. Generally, if we receive a proper notice from, or on behalf, of a copyright owner alleging infringement of copyrighted material located on websites we host, and we fail to expeditiously remove or disable access to the allegedly infringing material or otherwise fail to meet the requirements of the safe harbor provided by the DMCA, the copyright owner may seek to impose liability on us. Technical mistakes in complying with the detailed DMCA take-down procedures could subject us to liability for copyright infringement.

- The Communications Decency Act of 1996 ("CDA"), generally protects online service providers, such as us, from liability for certain activities of their customers, such as the posting of defamatory or obscene content, unless the online service provider is participating in the unlawful conduct. Under the CDA, we are generally not responsible for the customer-created content hosted on our servers. Consequently, we do not monitor hosted websites or prescreen the content placed by our customers on their sites. However, the CDA does not apply in foreign jurisdictions and we may nonetheless be brought into disputes between our customers and third parties which would require us to devote management time and resources to resolve such matters and any publicity from such matters could also have an adverse effect on our reputation and therefore our business.

- In addition to the CDA, the Securing the Protection of our Enduring and Established Constitutional Heritage Act (the "SPEECH Act"), provides a statutory exception to the enforcement by a U.S. court of a foreign judgment for defamation under certain circumstances. Generally, the exception applies if the defamation law applied in the foreign court did not provide at least as much protection for freedom of speech and press as would be provided by the First Amendment of the U.S. Constitution or by the constitution and law of the state in which the U.S. court is located, or if no finding of defamation would be supported under the First Amendment of the U.S. Constitution or under the constitution and law of the state in which the U.S. court is located. Although the SPEECH Act may protect us from the enforcement of foreign judgments in the United States, it does not affect the enforceability of the judgment in the foreign country that issued the judgment. Given our international presence, we may therefore, nonetheless, have to defend against or comply with any foreign judgments made against us, which could take up substantial management time and resources and damage our reputation.

Although these statutes and case law in the United States have generally shielded us from liability for customer activities to date, court rulings in pending or future litigation may narrow the scope of protection afforded us under these laws. In addition, laws governing these activities are unsettled in many international jurisdictions, or may prove difficult or impossible for us to comply with in some international jurisdictions. Also, notwithstanding the exculpatory language of these bodies of law, we may become involved in complaints and lawsuits which, even if ultimately resolved in our favor, add cost to our doing business and may divert management's time and attention. Finally, other existing bodies of law, including the criminal laws of various states, may be deemed to apply or new statutes or regulations may be adopted in the future, any of which could expose us to further liability and increase our costs of doing business.

Additionally, Payments, our end-to-end payment solution built natively as part of our CRM Platform, is susceptible to potentially illegal or improper uses, including money laundering, terrorist financing, fraudulent or illegal sales of goods or services, piracy of software, movies, music, and other copyrighted or trademarked information, bank fraud, securities fraud, pyramid or ponzi schemes, or the facilitation of other illegal or improper activity. While we engage a third party as our registered payment facilitator, the use of Payments for illegal or improper uses may subject us to claims (including claims brought by our third-party payment processor), government and regulatory requests, inquiries, or investigations that could result in liability, and harm our reputation. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and a merchant may be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for us. Owners of intellectual property rights or government authorities may seek to bring legal action against providers of payments solutions, including Payments, that are peripherally involved in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.

If Payments is used for illegal or improper uses, we may incur substantial losses as a result of claims from merchants and consumers. Allowances for transaction losses that we have established may be insufficient to cover incurred losses. Moreover, if measures to detect and reduce the risk of fraud are not effective and our loss rate is higher than anticipated, Payments and our business could be negatively impacted.

The standards that private entities use to regulate the use of email have in the past interfered with, and may in the future interfere with, the effectiveness of our CRM Platform and our ability to conduct business.

Our customers rely on email to communicate with their existing or prospective customers. Various private entities attempt to regulate the use of email for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as spam. Some of these entities maintain "blacklists" of companies and individuals, and the websites, internet service providers and internet protocol addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company's internet protocol addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any internet domain or internet address that subscribes to the blacklisting entity's service or purchases its blacklist.

From time to time, some of our internet protocol addresses may become listed with one or more blacklisting entities due to the messaging practices of our customers. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our CRM Platform and services and communicate with our customers and, because we fulfill email delivery on behalf of our customers, could undermine the effectiveness of our customers' email marketing campaigns, all of which could have a material negative impact on our business and results of operations.

Existing federal, state and foreign laws regulate Internet tracking software, the senders of commercial emails and text messages, website owners and other activities, and could impact the use of our CRM Platform and potentially subject us to regulatory enforcement or private litigation.

Certain aspects of how our customers utilize our platform are subject to regulations in the United States, European Union and elsewhere. In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies or web beacons for online behavioral advertising, and legislation adopted recently in the European Union requires informed consent for the placement of a cookie on a user's device. Regulation of cookies and web beacons may lead to restrictions on our activities, such as efforts to understand users' Internet usage. New and expanding "Do Not Track" regulations have recently been enacted or proposed that protect users' right to choose whether or not to be tracked online. These regulations seek, among other things, to allow end users to have greater control over the use of private information collected online, to forbid the collection or use of online information, to demand a business to comply with their choice to opt out of such collection or use, and to place limits upon the disclosure of information to third-party websites. These policies could have a significant impact on the operation of our CRM Platform and could impair our attractiveness to customers, which would harm our business.

Many of our customers and potential customers in the healthcare, financial services and other industries are subject to substantial regulation regarding their collection, use and protection of data and may be the subject of further regulation in the future. Accordingly, these laws or significant new laws or regulations or changes in, or repeals of, existing laws, regulations or governmental policy may change the way these customers do business and may require us to implement additional features or offer additional contractual terms to satisfy customer and regulatory requirements, or could cause the demand for and sales of our CRM Platform to decrease and adversely impact our financial results.

In addition, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 ("CAN-SPAM Act"), establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. The ability of our customers' message recipients to opt out of receiving commercial emails may minimize the effectiveness of the email components of our CRM Platform. In addition, certain states and foreign jurisdictions, such as Australia, Canada and the European Union, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has "opted-in" to receiving it. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our platform.

While these laws and regulations generally govern our customers' use of our CRM Platform, we may be subject to certain laws as a data processor on behalf of, or as a business associate of, our customers. For example, laws and regulations governing the collection, use and disclosure of personal data include, in the United States, rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Gramm-Leach-Bliley Act of 1999 and state breach notification laws, and internationally, the GDPR and other privacy and data protection laws. If we were found to be in violation of any of these laws or regulations as a result of government enforcement or private litigation, we could be subjected to civil and criminal sanctions, including both monetary fines and injunctive action that could force us to change our business practices, all of which could adversely affect our financial performance and significantly harm our reputation and our business.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department's Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department's Office of Foreign Assets Control. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties and reputational harm. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions laws prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities. These sanctions laws with which we must comply may also change rapidly from time to time as a result of geopolitical events, such as the recent imposition of sanctions on Russia as a result of the conflict between Russia and Ukraine. Although we take precautions to prevent transactions with U.S. sanction targets, the possibility exists that we could inadvertently provide our solutions to persons prohibited by U.S. sanctions. This could result in negative consequences to us, including government investigations, penalties and reputational harm.

Risks Related to Taxation

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales, which could harm our business.

State, local, and non-U.S. jurisdictions have differing rules and regulations governing sales, use, value added, digital services, and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our CRM Platform in various jurisdictions can be unclear. Further, these jurisdictions' rules regarding tax nexus are complex and vary significantly. As a result, we could face the possibility of tax assessments and audits, and our liability for these taxes and associated penalties could exceed our original estimates. A successful assertion that we should be collecting additional sales, use, value added or other taxes in those jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities and related penalties for past sales, discourage customers from purchasing our application or otherwise harm our business and operating results.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the costs of our CRM Platform and adversely impact our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue or purchase our CRM Platform in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our platform. Any or all of these events could adversely impact our business, cash flows and financial performance. Furthermore, as our employees continue to work remotely from geographic locations across the United States and internationally, we may become subject to additional taxes and our compliance burdens with respect to the tax laws of additional jurisdictions may increase.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, or challenges to our tax positions by tax authorities, any of which could have a material adverse effect on our liquidity, financial condition or operating results. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, or assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable nexus, often referred to as a "permanent establishment" under international tax treaties, any of which could have a material impact on us, our financial condition or our operating results.

We may not be able to utilize a significant portion of our net operating loss carryforwards, which could adversely affect our profitability.

We have incurred losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. As of December 31, 2022, we had $960.7 million of U.S. federal and $677.0 million of state net operating loss carryforwards due to prior period losses, which, if not utilized, some of which will begin to expire in 2027 for federal purposes and begin to expire in 2023 for state purposes. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability. Under current law, U.S federal and certain state net operating loss carryforwards incurred for periods beginning on or after January 1, 2018 would not expire unused because they can be carried forward indefinitely. Our unused U.S. federal net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may generally be carried back to each of the five taxable years preceding the tax year of such losses, but those losses arising in taxable years beginning after December 31, 2017 may not be carried back. Moreover, for taxable years beginning after December 31, 2017, the deductibility of our U.S. federal net operating losses is limited to 80% of our taxable income in any future taxable year. States have varying carryback and carryforward periods. Moreover, certain states have enacted rules that limit the utilization of loss carryforwards, which also change from time-to-time. In addition, under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be further limited if we experience an "ownership change." An ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage (by value) within a rolling three-year period. Similar rules may apply under state tax laws. We may have experienced an ownership change in the past, and future issuances of our stock could cause an ownership change. It is possible that any such ownership change could have a material effect on the use of our net operating loss carryforwards or other tax attributes accrued prior to such ownership change, which could adversely affect our profitability.

Risks Related to Our Operating Results and Financial Condition

We have a history of losses and may not achieve profitability in the future.

We generated net losses of $112.7 million in 2022, $77.8 million in 2021, and $85.0 million in 2020. As of December 31, 2022, we had an accumulated deficit of $642.4 million. We will need to generate and sustain increased revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. We have spent and intend to continue to expend significant funds on our marketing, sales, customer service, operations, and content management operations, develop and enhance our CRM Platform, scale our data center infrastructure and services capabilities and expand into new markets. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Annual Report on Form 10-K, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, the market price of our common stock may significantly decrease.

From time to time, we may invest funds in social impact investment funds, and may receive no return on our investment or lose our entire investment.

From time to time, we may invest in social impact investment funds. As of December 31, 2022, we have invested $6.2 million in the Black Economic Development Fund and $7.5 million in support of Minority Depository Institutions to help close the racial wealth, health and opportunity gap. There is no guarantee as to the performance of this investment or any similar investments we make in the future. Depending on the performance of this investment and future investments we may make, we may not receive any return on our investment or we may lose our entire investment, which could have an adverse effect on our business.

We may experience quarterly fluctuations in our operating results due to a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance, and comparing our operating results on a period-to-period basis may not be meaningful. In addition to the other risks described in this Annual Report on Form 10-K, factors that may affect our quarterly operating results include the following:

- changes in spending on marketing, sales, customer service, operations, and content management software by our current or prospective customers;

- pricing our CRM Platform subscriptions effectively so that we are able to attract and retain customers without compromising our profitability;

- attracting new customers for our marketing, sales, customer service, operations, and content management software, increasing our existing customers' use of our platform and providing our customers with excellent customer support;

- customer renewal rates and the amounts for which agreements are renewed;

- global awareness of our thought leadership and brand;

- changes in the competitive dynamics of our market, including consolidation among competitors or customers and the introduction of new products or product enhancements;

- changes to the commission plans, quotas and other compensation-related metrics for our sales representatives;

- the amount and timing of payment for operating expenses, particularly research and development, sales and marketing expenses and employee benefit expenses;

- the amount and timing of costs associated with recruiting, training and integrating new employees while maintaining our company culture;

- our ability to manage our existing business and future growth, including increases in the number of customers on our platform and the introduction and adoption of our CRM Platform in new markets outside of the United States;

- unforeseen costs and expenses related to the expansion of our business, operations and infrastructure, including disruptions in our hosting network infrastructure and privacy and data security;

- foreign currency exchange rate fluctuations;

- rising inflation in the economies in which we operate and our ability to control costs, including operating expenses; and

- general economic and political conditions in our domestic and international markets.

We may not be able to accurately forecast the amount and mix of future subscriptions, revenue and expenses and, as a result, our operating results may fall below our estimates or the expectations of public market analysts and investors. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide, the price of our common stock could decline.

If we do not accurately predict subscription renewal rates or otherwise fail to forecast our revenue accurately, or if we fail to match our expenditures with corresponding revenue, our operating results could be adversely affected.

Because our recent growth has resulted in the rapid expansion of our business, we do not have a long history upon which to base forecasts of renewal rates with customers or future operating revenue. As a result, our operating results in future reporting periods may be significantly below the expectations of the public market, equity research analysts or investors, which could harm the price of our common stock.

Risks Related to Our Notes

Servicing our debt may require a significant amount of cash. We may not have sufficient cash flow from our business to pay our indebtedness, and we may not have the ability to raise the funds necessary to settle for cash conversions of the Notes or to repurchase the Notes for cash upon a fundamental change, which could adversely affect our business and results of operations.

In June 2020, we incurred indebtedness in the aggregate principal amount of $460.0 million in connection with the issuance of our 0.375% convertible senior notes due June 1, 2025 (the "2025 Notes"). Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, any of our future debt agreements may contain restrictive covenants that may prohibit us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt.

In addition, holders of the Notes have the right to require us to repurchase their Notes upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. Upon conversion of the Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Notes surrendered therefor or Notes being converted. In addition, our ability to repurchase the Notes or to pay cash upon conversions of the Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase Notes at a time when the repurchase is required by the indenture governing the notes or to pay any cash payable on future conversions of the Notes as required by such indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversions thereof.

In addition, our indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

- make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry and competitive conditions and adverse changes in government regulation;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- place us at a disadvantage compared to our competitors who have less debt; and

- limit our ability to borrow additional amounts to fund acquisitions, for working capital and for other general corporate purposes.

Any of these factors could materially and adversely affect our business, financial condition and results of operations. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the 2025 Notes is triggered, the holders thereof will be entitled to convert the 2025 Notes respectively, at any time during specified periods at their option.

During the three months ended December 31, 2022, the 2025 Notes did not meet the Conversion Option and were not convertible. Whether the Notes that remain outstanding will be convertible following the calendar quarter ending December 31, 2022 will depend on the continued satisfaction of this condition or another conversion condition in the future. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting method for convertible debt securities that may be settled in cash, such as the Notes, could have a material effect on our reported financial results.

In August 2020, the FASB issued guidance simplifying the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. The new standard eliminates requirements to separately account for liability and equity components of such convertible debt instruments and requires the use of the if-converted method for calculating the diluted earnings per share for convertible debt instruments. We adopted the guidance on January 1, 2022, using the modified retrospective method. Future interest expense of the convertible notes will be lower as a result of adoption of this guidance and net loss per share will be computed using the if-converted method for these securities.

The if-converted method assumes that all of the Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted net income per share to the extent we are profitable, and accounting standards may change in the future in a manner that may otherwise adversely affect our diluted net income per share.

Risks Related to Our Common Stock

Our stock price may be volatile and you may be unable to sell your shares at or above the price you purchased them.

The trading prices of the securities of technology companies, including providers of software via the cloud-based model, have been highly volatile. Since shares of our common stock were sold in our initial public offering in October 2014 at a price of $25.00 per share, our stock price has ranged from $25.79 to $866.00 through December 31, 2022. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our revenue and other operating results, including as a result of the addition or loss of any number of customers;

- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- changes in operating performance and stock market valuations of cloud-based software or other technology companies, or those in our industry in particular;

- price and volume fluctuations in the trading of our common stock and in the overall stock market, including as a result of trends in the economy as a whole;

- sales of large blocks of our common stock or the dilutive effect of our Notes or any other equity or equity-linked financings;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry, including data privacy and data security;

- lawsuits threatened or filed against us;

- changes in key personnel; and

- other events or factors, including changes in general economic, industry and market conditions and trends, international disputes, wars (such as the conflict between Russia and Ukraine), and political stability.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies.

In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), and the rules and regulations of the New York Stock Exchange (the "NYSE"). We expect that compliance with these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act ("Section 404"), requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. Our compliance with applicable provisions of Section 404 requires that we incur substantial accounting expenses and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm. In addition, as a result of our hybrid culture, many of our employees – including those critical to maintaining an effective system of disclosure controls and internal control over financial reporting – are working, and are expected to continue to work, in a remote environment and not in the office environment from which they have historically performed their duties. We have limited experience maintaining effective control systems with our employees working in remote environments, and risks that we have not contemplated may arise and result in our failure to maintain effective disclosure controls or internal control over financial reporting.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

- authorize "blank check" preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

- provide for a classified board of directors whose members serve staggered three-year terms;

- specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;

- prohibit stockholder action by written consent;

- establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

- provide that our directors may be removed only for cause;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

- specify that no stockholder is permitted to cumulate votes at any election of directors;

- authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

- require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us in certain circumstances.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

General Risks

Catastrophic events could disrupt our business and adversely affect our financial condition and results of operations.

We rely on our network infrastructure and enterprise applications, internal technology systems and website for our development, marketing, operations, support, hosted services and sales activities. In addition, some of our businesses rely on third-party hosted services, and we do not control the operation of third-party data center facilities serving our customers from around the world, which increases our vulnerability. A disruption, infiltration or failure of these systems or third-party hosted services in the event of a major earthquake, fire, flood, tsunami or other weather event, power loss, telecommunications failure, software or hardware malfunctions, pandemics (including the COVID-19 pandemic), cyber-attack, war, terrorist attack or other catastrophic event that we do not adequately address, could cause system interruptions, reputational harm, loss of intellectual property, delays in our product development, lengthy interruptions in our services, breaches of data security and loss of critical data. Any of these events could prevent us from fulfilling our customer demands or could negatively impact a country or region in which we sell our products, which could in turn decrease that country's or region's demand for our products. A catastrophic event that results in the destruction or disruption of any of our data centers or our critical business or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be adversely affected. The adverse effects of any such catastrophic event would be exacerbated if experienced at the same time as another unexpected and adverse event, such as the COVID-19 pandemic.

The occurrence of regional epidemics or a global pandemic, such as COVID-19, may have an adverse effect on how we and our customers operate our businesses and our operating and financial results. Our operations may in the future be negatively affected by a range of external factors related to the pandemic that are not within our control, including the emergence and spread of more transmissible variants and the degree of transmissibility and severity thereof. The extent to which global pandemics, such as the COVID-19 pandemic, impact our financial condition or results of operations will depend on factors, such as the duration and scope of the pandemic, as well as whether there is a material impact on the businesses or productivity of our customers, partners, employee, suppliers and other partners. To the extent that the pandemic harms our business and results of operations, many of the other risks described in this "Risk Factors" section, may be heightened.

Failure to comply with laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. In addition, recent volatility in capital markets and lower market prices for many securities may affect our ability to access new capital through sales of shares of our common stock or issuance of indebtedness, which may materially harm our liquidity, limit our ability to grow our business, pursue acquisitions or improve our operating infrastructure and restrict our ability to compete in our markets.

If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. The Notes are and any additional equity or equity-linked financings would be dilutive to our stockholders. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Climate change may have a long-term impact on our business

While we seek to partner with organizations that mitigate their business risks associated with climate change, we recognize that there are inherent risks wherever business is conducted. Any of our primary locations may be vulnerable to the adverse effects of climate change. For example, our offices globally may experience climate-related events at an increasing frequency, including drought, water scarcity, heat waves, cold waves, wildfires and resultant air quality impacts and power shutoffs associated with wildfire prevention. While this danger has a low-assessed risk of disrupting normal business operations, it has the potential to disrupt employees' abilities to commute to work or to work from home and stay connected effectively. Furthermore, it is more difficult to mitigate the impact of these events on our employees to the extent they work from home. Climate-related events, including the increasing frequency of extreme weather events and their impact on the U.S.'s, Europe's and other major regions' critical infrastructure, have the potential to disrupt our business, our third-party suppliers and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. Regulatory developments, changing market dynamics and stakeholder expectations regarding climate change may impact our business, financial condition and results of operations. To inform our disclosures and take potential action as appropriate, we are working to align our reporting with emerging disclosure and accounting standards such as the Financial Stability Board's Task Force on Climate-Related Financial Disclosures, the Sustainability Accounting Standards Board and the Global Reporting Initiative as well as potential new disclosure requirements from regulators such as the SEC.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   Properties

We occupy approximately 389,000 square feet of office space in Cambridge, Massachusetts pursuant to lease agreements that expire through 2035. We also maintain a number of international offices across the world. In January 2023, we announced our Restructuring Plan and began the process of consolidating our office space and reducing the square footage of our facilities. We believe that our existing facilities and offices are adequate to meet our needs for the foreseeable future.

ITEM 3.   Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the ultimate costs to resolve any pending matter will not have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 4.   Mine Safety Disclosures

Not Applicable.

ITEM 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock has been listed on the New York Stock Exchange under the symbol "HUBS" since October 9, 2014. Prior to that date, there was no public trading market for our common stock. Our initial public offering was priced at $25.00 per share on October 8, 2014.

As of February 10, 2023, we had 28 holders of record of our common stock. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

Dividends

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings to fund development and growth of our business, and do not anticipate declaring or paying cash dividends in the foreseeable future. Any future determination to pay dividends will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions, and capital requirements.

Performance Graph

The following performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the company under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

The following graph shows a comparison of the cumulative total return for our common stock, the Nasdaq Computer Index and the S&P 500 Index for each of the last six fiscal years ended December 31, 2022. The graph assumes an initial investment of $100 in each of the Company's common stock, the Nasdaq Computer Index and the S&P 500. Such returns are based on historical results and are not intended to suggest future performance.



	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
HubSpot	$ 100	$ 188	$ 268	$ 337	$ 843	$ 1,402	$ 615
S&P 500 Index	$ 100	$ 119	$ 112	$ 144	$ 168	$ 213	$ 171
Nasdaq Computer Index	$ 100	$ 139	$ 134	$ 201	$ 301	$ 415	$ 267

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," for information regarding securities authorized for issuance.

Outstanding Convertible Senior Notes and Capped Call Options

In June 2020, we issued $460 million aggregate principal amount of convertible senior notes due June 1, 2025 (the "2025 Notes"), of which $459.1 million of the principal amount remained outstanding as of December 31, 2022. In connection with the offering of the 2025 Notes, the Company purchased capped call options ("Capped Call Options") that give the Company the option to purchase up to approximately 1.6 million shares of its common stock for $282.52 per share. See Note 9 in the Notes to the Consolidated Financial Statements for more information.

ITEM 6.   [Reserved]

Not Applicable.

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report on Form 10-K. As discussed in the section titled "Special Note Regarding Forward-Looking Statements," the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included under Part I, Item 1A within this Annual Report on Form 10-K.

Company Overview

We provide a cloud-based customer relationship management ("CRM") Platform. Our CRM Platform is comprised of Marketing Hub, Sales Hub, Service Hub, content management system ("CMS") Hub, and Operations Hub as well as other tools, integrations, and a native payment solution that enable companies to attract, engage, and delight customers throughout the customer experience.

At the core of our CRM Platform is our CRM that our customers use which creates a single view of all interactions a prospective or existing customer has with their marketing, sales and customer service teams. The CRM shares data across every application in the CRM Platform, automatically informing more personalized emails, website content, ads, and conversations, and enables more accurate timing cues for our customer's internal teams. Our CRM Platform was built to easily and seamlessly integrate third party applications to further customize to an individual company's industry or needs. In addition, an end-to-end payment solution, Payments, is built within our CRM Platform which enables customers to streamline their payment process.

We designed and built our CRM Platform to serve a broad range of customers globally. Our CRM Platform starts completely free and grows with our customers to meet their needs at different stages in their life-cycles. It supports multiple languages and currencies and offers an array of sophisticated features, including content partitioning at the enterprise level for companies operating in or serving multiple countries.

We focus on selling to mid-market business-to-business, or B2B, companies, which we define as companies that have between two and 2,000 employees. While our CRM Platform was built to grow with any company, we focus on selling to mid-market businesses because we believe we have significant competitive advantages attracting and serving this market segment. These mid-market businesses seek an integrated, easy-to-implement and easy-to-use solution to reach customers and compete with organizations that have larger marketing, sales, and customer service budgets. We efficiently reach these businesses at scale through our proven inbound methodology, our Solutions Partners, and our "freemium" model. A Solutions Partner is a service provider that helps businesses with strategy, execution, and implementation of go-to-market activities and technology solutions. Our freemium model attracts customers who begin using our CRM Platform through our free products and then upgrade to our paid products. As of December 31, 2022, we had 7,433 full-time employees and 167,386 Customers of varying sizes in more than 120 countries, representing many industries.

Our CRM Platform is a multi-tenant, single code-based and globally available software-as-a-service product delivered through web browsers or mobile applications. We sell our CRM Platform on a subscription basis. Our total revenue increased to $1.7 billion in 2022, from $1.3 billion in 2021, and from $883.0 million in 2020, representing year-over-year increases of 33% in 2022 and 47% in 2021. We had net losses of $112.7 million in 2022, $77.8 million in 2021, and $85.0 million in 2020.

We derive most of our revenue from subscriptions to our cloud-based CRM Platform and related professional services, which consist of customer on-boarding, training and consulting services. Subscription revenue accounted for 98% of our total revenue for the year ended December 31, 2022 and 97% of our total revenue for the years ended December 31, 2021 and 2020. We sell multiple product plans at different base prices on a subscription basis, each of which includes our CRM and integrated applications to meet the needs of the various customers we serve. Customers pay additional fees if the number of contacts stored and tracked in the customer's database exceeds specified thresholds. We also generate additional revenue based on the purchase of additional subscriptions and products, and the number of account users and subdomains. Most of our Customers' subscriptions are one year or less in duration.

Subscriptions are billed in advance on various schedules. Because the mix of billing terms for orders can vary from period to period, the annualized value of the orders we enter into with our customers will not be completely reflected in deferred revenue at any single point in time. Accordingly, we do not believe that change in deferred revenue is an accurate indicator of future revenue.

Many of our customers purchase on-boarding, training, and consulting services, as well as other tools and Payments, which are designed to help customers enhance their ability to attract, engage and delight their customers using our CRM Platform. We also generate revenue from a number of revenue-share agreements with other companies based on mutually agreed upon terms.

Professional services and other revenue accounted for 2% of total revenue for the year ended December 31, 2022 and 3% of total revenue for the years ended December 31, 2021 and 2020.

We have focused on rapidly growing our business and plan to continue to make investments to help us address some of the challenges facing us to support this growth, such as demand for our CRM Platform by existing and new customers, significant competition from other providers of marketing, sales, customer service, operations, and content management software and related applications and rapid technological change in our industry.

We believe that the growth of our business is dependent on many factors, including our ability to expand our customer base, increase adoption of our CRM Platform within existing customers, develop new products and applications to extend the functionality of our CRM Platform and provide a high level of customer service. We have invested and intend to continue investing for long-term growth. We intend to continue to invest in sales and marketing to support our growth. We plan to continue to invest in research and development as we continue to introduce new products and applications to extend the functionality of our CRM Platform. We intend to continue maintaining a high level of customer service and support which we consider critical for our continued success. We also plan to continue investing in our data center infrastructure and services capabilities in order to support continued future customer growth. We also expect to continue to incur additional general and administrative expenses as a result of both our growth and the infrastructure required to be a public company. We expect to use our cash flow from operations and the proceeds from our convertible debt to fund these growth strategies and support our business and do not expect to be profitable in the near term.

COVID-19 and Other Global Economic Conditions

Our results of operations may be significantly influenced by general macroeconomic conditions, including, but not limited to, the impact of the COVID-19 pandemic, foreign currency fluctuations, interest rates, inflation, recession risks, existing and new domestic and foreign laws and regulations, all of which are beyond our control. Fluctuations in foreign exchange rates and rising inflation have had, and may continue to have an adverse impact on our financial condition and operating results in future periods. As we continue to monitor the direct and indirect impacts of these circumstances, the broader implications of these macroeconomic events on our business, results of operations and overall financial position, particularly in the long term, remain uncertain. See Part I, Item 1A. "Risk Factors" for further discussion of the impact and possible future impacts of the COVID-19 pandemic and other general macroeconomic impacts on our business.

Recent Business Developments

In January 2023, we announced and began implementing a restructuring plan designed to reduce operating costs and enable investment in key opportunities for long-term growth while driving continued profitability. The Restructuring Plan includes a reduction of the Company's workforce by approximately 7% and a lease consolidation to create higher density across our workspaces.

The Company estimates that it will incur charges of approximately $72.0 million to $105.0 million in connection with the Restructuring Plan, consisting primarily of cash expenditures. $24.0 million to $31.0 million of the charges are related to employee severance costs and $48.0 million to $74.0 million of the charges are related to lease consolidation.

The actions associated with the workforce reduction under the Plan are expected to be substantially complete by the end of the first quarter of 2023, subject to local law and consultation requirements. The actions associated with the lease consolidation under the Plan are expected to be fully completed in 2023.

We may not be able to fully realize the cost savings and benefits initially anticipated from the Restructuring Plan, and the expected costs may be greater than expected. See "Risk Factors—Risks Related to Our Business— Our Restructuring Plan and associated organizational changes may not adequately reduce our operating costs or improve operating margins, may lead to additional workforce attrition, and may cause operational disruptions" in our Form 10-K.

Key Business Metrics

The following key business metrics are presented in this Annual Report on Form 10-K or in our press releases announcing our financial results which are furnished on Form 8-K. We use these key business metrics to evaluate our business, measure our performance, identify trends affecting our business and results of operations, formulate financial projections and make strategic decisions. These key business metrics may be calculated in a manner different than similar key business metrics used by other companies.

	Year Ended December 31,		
	2022	2021	2020
Customers	167,386	135,442	103,994
Average Subscription Revenue per Customer	$ 11,163	$ 10,486	$ 9,582
Net Revenue Retention	110.3%	115.2%	102.3%

Customers. We believe that our ability to increase our customer base is an indicator of our market penetration, the growth of our business, and our potential future business opportunities as we continue to expand our sales force and invest in marketing efforts. We define our Customers at the end of a particular period as the number of business entities with one or more paid subscriptions to our CRM Platform either purchased directly with us or purchased from a Solutions Partner. We do not include in Customers any legacy PieSync products. A single customer may have separate paid subscriptions to our CRM Platform, but we count these as one Customer if certain customer-provided information such as company name, URL, or email address indicate that these subscriptions are managed by the same business entity.

Average Subscription Revenue per Customer. We believe that our ability to increase the Average Subscription Revenue per Customer is an indicator of our ability to grow the long-term value of our existing customer relationships. We define Average Subscription Revenue per Customer during a particular period as subscription revenue, excluding revenue from our legacy PieSync products, from our Customers during the period divided by the average Customers during the same period.

Net Revenue Retention. We believe that our ability to retain and expand a customer relationship is an indicator of the stability of our revenue base and the long-term value of our Customers. Net Revenue Retention is a measure of the percentage of recurring revenue retained from customers over a given period of time. Our Net Revenue Retention for a given period is calculated by first dividing Retained Subscription Revenue by Retention Base Revenue in the given period, calculating the weighted average of these rates using the Retention Base Revenue for the period, and then annualizing the resulting rates. A definition of each of the key terms used to calculate Net Revenue Retention is included below.

Retained Subscription Revenue. Contractual Monthly Subscription Revenue of the same cohort of Customers as those that comprise the Retention Base Revenue at the end of the same month.

Retention Base Revenue. Contractual Monthly Subscription Revenue of our Customers as of the beginning of each month.

Contractual Monthly Subscription Revenue. The subscription fees contractually committed to be paid for a full month under our Customer agreements, converted into USD at fixed rates that are held consistent over time, excluding commissions owed to our Solutions Partners.

Key Components of Consolidated Statements of Operations

Revenue

We derive our revenue from two major sources, revenue from subscriptions to our CRM Platform and professional services and other revenue consisting mainly of on-boarding, training, and consulting services fees.

Subscription based revenue is derived from customers using our CRM Platform for their inbound marketing, sales, service, operations, and content management needs. Our CRM Platform features integrated applications that create a cohesive and adaptable customer experience. These integrated applications include SEO, blogging, website content management, messaging, chatbots, social media, marketing automation, email, predictive lead scoring, sales productivity, ticketing and helpdesk tools, analytics, and reporting. Subscriptions are billed in advance on various schedules. All subscription fees that are billed in advance of service are recorded in deferred revenue. Subscription based revenue is recognized net of consideration paid to Solutions Partners when those Solutions Partners purchase a subscription to our CRM Platform.

Professional services and other revenue are derived primarily from customer on-boarding, training, and consulting services. Depending on which Hubs and services a customer purchases, they receive onboarding guidance or one-on-one training from one of our on-boarding, inbound consultants, or technical consultants by web meetings. Training is generally sold in connection with a customer's initial subscription and is billed in advance. The training is also available to be purchased separately following a customer's purchase of its initial subscription and our Solutions Partners routinely provide the same training to customers. We also derive revenue from a number of revenue-share agreements with other companies based on mutually agreed upon terms.

Cost of Revenue, Operating and Other Expenses

Cost of Revenue

Cost of subscription revenue consists primarily of managed hosting providers and other third-party service providers, employee-related costs including payroll, benefits and stock-based compensation expense for our customer support team, amortization of capitalized software development costs and acquired technology, and allocated overhead costs, which we define as rent, facilities, depreciation of fixed assets, and costs related to information technology.

Cost of professional services and other revenue consists primarily of personnel costs of our professional services organization, including salaries, benefits, bonuses and stock-based compensation, amortization of capitalized software development costs associated with our internally built software platform, as well as professional fees and allocated overhead costs.

We expect that the cost of subscription and professional services and other revenue will increase in absolute dollars as we continue to invest in growing our business. We expect stock-based compensation to increase on an absolute dollar value basis due to continued investment in stock-based awards and a shift in stock award vesting schedules from four years to three years beginning in 2022. Over time, we expect to gain benefits of scale associated with our costs of hosting our CRM Platform relative to subscription revenues, resulting in improved subscription gross margin, exclusive of stock-based compensation. We expect professional services and other margins to range from a moderate loss to breakeven for the foreseeable future, exclusive of stock-based compensation.

Research and Development

Research and development expenses consist primarily of personnel costs of our development team, including payroll, benefits and stock-based compensation expense, professional and contractor fees and allocated overhead costs. We capitalize certain software development costs that are attributable to developing new products and adding incremental functionality to our CRM Platform and amortize such costs as costs of subscription revenue over the estimated life of the new product or incremental functionality, which is generally two years. We also capitalize certain development costs that are attributable to developing our internally developed software platforms and amortize such costs throughout the consolidated statement of operations over the estimated life of our internally developed software platforms, which is generally five years. We focus our research and development efforts on improving our products and developing new ones, delivering new functionality and enhancing the customer experience. We believe delivering new functionality for our customers is an integral part of our solution and provides our customers with access to a broad array of options and information critical to their marketing, sales, and customer service efforts. We expect to continue to make investments in and expand our offerings to enhance our customers' experience and satisfaction and attract new customers. We expect stock-based compensation to increase on an absolute dollar value basis due to continued investment in stock-based awards and a shift in stock award vesting schedules from four years to three years beginning in 2022. We expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our CRM Platform.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs of our sales and marketing employees, including sales commissions and incentives, benefits and stock-based compensation expense, marketing programs, including lead generation, costs of our annual INBOUND conference, other brand building expenses, amortization of capitalized software development costs associated with our internally built software platforms, amortization of intangible assets, professional and contractor fees and allocated overhead costs. We defer certain sales commissions related to acquiring new contracts and amortize them ratably over a period of benefit that we have determined to be approximately two to four years. Sales and marketing expenses also include commissions paid to our Solutions Partners in instances where the end customer purchases and pays for a subscription to our CRM Platform.

We plan to continue to invest in sales and marketing to grow our customer base and increase sales to existing customers. This growth will include adding sales personnel and expanding our marketing activities to continue to generate leads and build brand awareness. We expect sales and marketing expenses to increase in absolute dollars as we continue to develop our sales and marketing teams and we expect stock-based compensation to increase on an absolute dollar value basis due to continued investment in stock-based awards and a shift in stock award vesting schedules from four years to three years beginning in 2022. Over time, we expect sales and marketing expenses will decline as a percentage of total revenue, exclusive of stock-based compensation.

General and Administrative

General and administrative expenses consist of personnel costs and related expenses for executive, finance, legal, human resources, employee-related information technology, administrative personnel, including payroll, benefits and stock-based compensation expense, professional fees for external legal, accounting and other consulting services, amortization of capitalized software development costs associated with our internally built software platforms, and allocated overhead costs. We expect stock-based compensation to increase on an absolute dollar value basis due to continued investment in stock-based awards and a shift in stock award vesting schedules from four years to three years beginning in 2022. We expect that general and administrative expenses will increase on an absolute dollar basis and remain consistent as a percentage of total revenue, exclusive of stock-based compensation expense, as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. We also anticipate continuing increases to general and administrative expenses as we incur the costs of compliance associated with being a publicly traded company, including audit and consulting fees.

Other Income (Expense)

Interest income primarily consists of interest earned on invested cash and cash equivalents balances and investments. Interest expense primarily consists of amortization of the debt discount, issuance costs and contractual interest expense related to our Notes, and the loss on early extinguishment of our 2022 Notes. On January 1, 2022, we adopted the new guidance for convertible instruments which eliminates the recognition of the debt discount and losses on early extinguishment. In 2022, interest expense consisted of amortization of issuance costs and contract interest expense related to our Notes. Other income (expense) primarily consists of the impact of foreign currency transaction gains and losses associated with monetary assets and liabilities, any gains or impairments on our strategic investments, and our proportionate share of net earnings and losses on our equity method investments.

Income Tax Expense

Income tax expense consists of current and deferred taxes for U.S. and foreign jurisdictions. We have historically had a taxable loss in our most significant jurisdiction, the U.S., and a full valuation allowance against the majority of our deferred tax assets. We expect this to continue in the near term.

Results of Operations

The following tables set forth certain consolidated financial data in dollar amounts and as a percentage of total revenue.

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Revenue:			
Subscription	$ 1,690,538	$ 1,258,319	$ 853,025
Professional services and other	40,431	42,339	30,001
Total revenue	1,730,969	1,300,658	883,026
Cost of revenue:			
Subscription	257,513	211,132	130,685
Professional services and other	56,746	47,725	36,274
Total cost of revenue	314,259	258,857	166,959
Gross profit	1,416,710	1,041,801	716,067
Operating expenses:			
Research and development	442,022	301,970	205,589
Sales and marketing	886,069	649,681	452,081
General and administrative	197,720	144,949	109,225
Total operating expenses	1,525,811	1,096,600	766,895
Loss from operations	(109,101)	(54,799)	(50,828)
Other expense:			
Interest income	15,000	1,173	7,773
Interest expense	(3,762)	(30,282)	(37,049)
Other (expense) income	(6,829)	10,090	(711)
Total other expense	4,409	(19,019)	(29,987)
Loss before income tax expense	(104,692)	(73,818)	(80,815)
Income tax expense	(8,057)	(4,019)	(4,216)
Net loss	$ (112,749)	$ (77,837)	$ (85,031)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenue:			
Subscription	98%	97%	97%
Professional services and other	2	3	3
Total revenue	100	100	100
Cost of revenue:			
Subscription	15	16	15
Professional services and other	3	4	4
Total cost of revenue	18	20	19
Gross profit	82	80	81
Operating expenses:			
Research and development	26	23	23
Sales and marketing	51	50	51
General and administrative	11	11	12
Total operating expenses	88	84	87
Loss from operations	(6)	(4)	(6)
Total other expense	0	(1)	(3)
Loss before income tax expense	(6)	(6)	(9)
Income tax expense	(0)	(0)	(0)
Net loss	(6)%	(6)%	(10)%

*   Percentages are based on actual values. Totals may not sum due to rounding.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Revenue

	Year Ended December 31,		Change	
	2022	**2021**	**Amount**	**%**
	(dollars in thousands)			
Subscription	$ 1,690,538	$ 1,258,319	$ 432,219	34%
Professional services and other	40,431	42,339	(1,908)	-5%
Total revenue	$ 1,730,969	$ 1,300,658	$ 430,311	33%

Subscription revenue increased during 2022 due to the increase in Customers, which grew from 135,442 as of December 31, 2021 to 167,386 as of December 31, 2022. Average Subscription Revenue per Customer increased from $10,486 for the year ended December 31, 2021 to $11,163 for the year ended December 31, 2022. The growth in Customers was primarily driven by our increased demand for our lower-priced Starter products. The increase in Average Subscription Revenue per Customer was primarily driven by a continued demand for our Professional and Enterprise products, partially offset by continued purchases of our lower-priced Starter products and the impact of foreign currency translation primarily attributable to the decline in the value of the Euro and British Pound Sterling relative to the U.S. Dollar.

Professional services and other revenue decreased during 2022 primarily due to non-recurring advertising revenue generated from our acquisition of Hustle Con Media, Inc. ("Hustle") in the first quarter of 2021, lower overall services revenue from onboardings and trainings, and lower fees earned from revenue share arrangements with third parties, partially offset by fees earned from other revenue streams.

Cost of Revenue, Gross Profit and Gross Margin Percentage

	Year Ended December 31,		Change	
	2022	**2021**	**Amount**	**%**
	(dollars in thousands)			
Total cost of revenue	$ 314,259	$ 258,857	$ 55,402	21%
Gross profit	1,416,710	1,041,801	374,909	36%
Gross margin	82%	80%		

Total cost of revenue increased during 2022 primarily due to an increase in subscription and hosting costs, employee-related costs, amortization of capitalized software development costs, amortization of acquired technology, offset by a decrease in allocated overhead expenses. The increase in gross margin was primarily driven by benefits from hosting cost efficiencies from infrastructure optimization efforts.

	Year Ended December 31,		Change	
	2022	2021	Amount	%
	(dollars in thousands)			
Subscription cost of revenue	$ 257,513	$ 211,132	$ 46,381	22%
Percentage of subscription revenue	15%	17%		

The increase in subscription cost of revenue for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to the following:

	Change
	(in thousands)
Subscription and hosting costs	$ 27,451
Employee-related costs	9,850
Amortization of capitalized software development costs	9,068
Amortization of acquired technology	267
Allocated overhead expenses	(255)
	$ 46,381

Subscription and hosting costs increased primarily due to growth in our Customer base from 135,442 at December 31, 2021 to 167,386 at December 31, 2022. We also saw higher subscription and hosting costs as we launched an additional data center in the third quarter of 2021 and continued to focus on the security, reliability and performance of our CRM Platform. Employee-related costs increased as a result of increased headcount as we grew our customer support organization to support our customer growth and improve service levels and offerings. Amortization of capitalized software development costs increased due to the increased number of developers working on our software platform as we continued to develop new products and increased functionality. Amortization of acquired technology increased due to certain acquired technology being amortized using a method reflective of the expected economic benefit consumption over the expected useful life of the asset. Allocated overhead expenses decreased primarily due to the reduction of our leased office space.

	Year Ended December 31,		Change	
	2022	2021	Amount	%
	(dollars in thousands)			
Professional services and other cost of revenue	$ 56,746	$ 47,725	$ 9,021	19%
Percentage of professional services and other revenue	140%	113%		

The increase in professional services and other cost of revenue for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to the following:

	Change
	(in thousands)
Employee-related costs	$ 8,197
Allocated overhead and other expenses	1,707
Professional fees	(883)
	$ 9,021

Employee-related costs increased as a result of increased headcount as we grew our professional services organization to support our customer growth. Allocated overhead and other expenses increased primarily due to increased costs associated with our service offerings, offset slightly by a decrease in expense from the reduction of our leased office space. Professional fees decreased due to a reduction in the use of third-party services and contractors.

Research and Development

	Year Ended December 31,		Change	
	2022	**2021**	**Amount**	**%**
	(dollars in thousands)			
Research and development	$ 442,022	$ 301,970	$ 140,052	46%
Percentage of total revenue	26%	23%		

The increase in research and development expense for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to the following:

	Change
	(in thousands)
Employee-related costs	$ 140,524
Allocated overhead expenses	4,151
Hosting expenses	(4,623)
	$ 140,052

Employee-related costs increased as a result of increased headcount as we continued to grow our engineering organization to develop new products, increase functionality and to maintain our existing CRM Platform. Allocated overhead expenses increased due to an increase in shared company expenses associated with our systems and infrastructure as we continued to grow our business and expand headcount, offset slightly by a decrease in expense from the reduction of our leased office space. Hosting expense decreased due to incremental spend in the first half of 2021 associated with product development infrastructure that is unrelated to the hosting of our CRM Platform for paying Customers. In July of 2021, we launched a new data center and the ongoing expenses related to the hosting of our CRM Platform on that data center are classified as subscription cost of revenue.

Sales and Marketing

	Year Ended December 31,		Change	
	2022	**2021**	**Amount**	**%**
	(dollars in thousands)			
Sales and marketing	$ 886,069	$ 649,681	$ 236,388	36%
Percentage of total revenue	51%	50%		

The increase in sales and marketing expense for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to the following:

	Change
	(in thousands)
Employee-related costs	$ 182,056
Solutions Partner commissions	25,295
Marketing programs	18,032
Allocated overhead expenses	9,967
Amortization of intangible asset	1,038
	$ 236,388

Employee-related costs increased as a result of increased headcount as we expanded our selling and marketing organizations to grow our customer base. Solutions Partner commissions increased as a result of increased revenue generated through our Solutions Partners. Marketing programs increased due to the timing and size of certain marketing efforts as we continue to make investments in attracting new customers. Allocated overhead expenses increased due to an increase in shared company expenses associated with our systems and infrastructure as we continued to grow our business, offset slightly by a decrease in expense from the reduction of our leased office space. Amortization of intangible assets increased primarily due to the purchase of a domain name in the second quarter of 2022.

General and Administrative

	Year Ended December 31,		Change	
	2022	2021	Amount	%
	(dollars in thousands)			
General and administrative	$ 197,720	$ 144,949	$ 52,771	36%
Percentage of total revenue	11%	11%		

The increase in general and administrative expense for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to the following:

	Change
	(in thousands)
Employee-related costs	$ 43,111
Customer credit card fees	7,557
Allocated overhead expenses	2,103
	$ 52,771

Employee-related costs increased as a result of increased headcount as we grew our business and required additional personnel to support our expanded operations. Customer credit card fees increased due to increased customer transactions as we continue to grow our business. Allocated overhead expenses increased due to an increase in shared company expenses associated with our systems and infrastructure as we continued to grow our business.

Interest Income

	Year Ended December 31,		Change	
	2022	2021	Amount	%
	(dollars in thousands)			
Interest income	$ 15,000	$ 1,173	$ 13,827	1179%
Percentage of total revenue	1%	*		

* not meaningful

Interest income primarily consists of interest earned on invested cash and cash equivalents balances and investments. The increase during the year is due to an increase in yields on our investment balances.

Interest Expense

	Year Ended December 31,		Change	
	2022	2021	Amount	%
	(dollars in thousands)			
Interest expense	$ (3,762)	$ (30,282)	$ (26,520)	(88)%
Percentage of total revenue	*	(2)%		

* not meaningful

The change in interest expense for the year ended December 31, 2022 compared to the year ended December 31, 2021 is due to the following:

	Change
	(in thousands)
Amortization of the debt discount and issuance costs and contractual interest expense related to our Notes	$ (21,628)
Loss on early extinguishment of 2022 Convertible Notes	(4,892)
	$ (26,520)

Interest expense primarily consists of amortization of the debt discount and issuance costs and contractual interest expense related to our Notes, and the loss on early extinguishment of our 2022 Notes. Interest expense decreased due to the adoption of the new convertible debt guidance on January 1, 2022, which eliminated the recognition of the debt discount and losses on early extinguishment.

Other (Expense) Income

| | Year Ended December 31, | | Change | |
| | 2022 | 2021 | Amount | % |
	(dollars in thousands)			
Other (expense) income	$ (6,829)	$ 10,090	$ (16,919)	(168)%
Percentage of total revenue	*	1%		

* not meaningful

The change in other expense during 2022 is primarily due to the following:

	Change (in thousands)
Gain on strategic investments	$ (7,540)
Impairment of strategic investments	(5,863)
Foreign currency transaction gains and losses	(3,516)
	$ (16,919)

Other (expense) income primarily consists of the impact of foreign currency transaction gains and losses associated with monetary assets and liabilities and any gains or impairments on our strategic investments. The decrease in gain on strategic investments is due to gains of $11.7 million from observable price changes in 2021 compared to $4.2 million in 2022. The increase in impairment of strategic investments is due to the $5.9 million loss recorded in 2022 from the decrease in value of our strategic investments. The increase in foreign currency transaction losses is primarily attributable to the decline in the value of the Euro and British Pound Sterling relative to the U.S. Dollar.

Income Tax expense

| | Year Ended December 31, | | Change | |
| | 2022 | 2021 | Amount | % |
	(dollars in thousands)			
Income tax expense	$ (8,057)	$ (4,019)	$ (4,038)	100%
Effective tax rate	8%	5%		

Income tax expense consists of current and deferred taxes for U.S. and foreign income taxes. The increase in income tax expense was primarily driven by increased income in jurisdictions outside of the U.S. that are profitable from a tax perspective, the state tax effect of a U.S. federal tax law change in effect from January 1, 2022 that requires the capitalization of research and experimental costs, and lower tax benefits associated with stock-based compensation, partially offset by a non-recurring income tax benefit recognized in 2021 relating to the release of a portion of the Company's valuation allowance. The release was due to recording net deferred tax liabilities related to the Hustle acquisition, which are a source of income to support the realizability of the Company's pre-existing U.S. deferred tax assets.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Revenue

| | Year Ended December 31, | | Change | |
| | 2021 | 2020 | Amount | % |
	(dollars in thousands)			
Subscription	$ 1,258,319	$ 853,025	$ 405,294	48%
Professional services and other	42,339	30,001	12,338	41%
Total revenue	$ 1,300,658	$ 883,026	$ 417,632	47%

Subscription revenue increased during 2021 due to an increase throughout the year in Customers, which grew from 103,994 as of December 31, 2020 to 135,442 as of December 31, 2021. Average Subscription Revenue per Customer increased from $9,582 for the year ended December 31, 2020 to $10,486 for the year ended December 31, 2021. The growth in Customers was primarily driven by our increased sales representative capacity to meet market demand as well as an increase in demand primarily for our Professional and Enterprise products. The increase in Average Subscription Revenue Per Customer was primarily driven by an increase in demand for our Professional and Enterprise products, product upgrades by existing customers and impact from customer mix.

Professional services and other revenue increased during 2021 primarily due to the increase in Customers and from the delivery of on-boarding, training, and consulting services for the additional subscriptions sold, as well as additional non-recurring advertising revenue generated from our acquisition of the Hustle, and fees earned from revenue share arrangements with third parties.

Total Cost of Revenue, Gross Profit and Gross Margin

| | Year Ended December 31, | | Change | |
| | 2021 | 2020 | Amount | % |
	(dollars in thousands)			
Total cost of revenue	$ 258,857	$ 166,959	$ 91,898	55%
Gross profit	1,041,801	716,067	325,734	45%
Gross margin	80%	81%		

Total cost of revenue increased during 2021 primarily due to an increase in subscription and hosting costs, employee-related costs, amortization of capitalized software development costs, and allocated overhead expenses, offset by a decrease in amortization of acquired technology due to certain acquired technology reaching the end of its useful life during the year ended December 31, 2020. Gross margin remained consistent year-over-year.

| | Year Ended December 31, | | Change | |
| | 2021 | 2020 | Amount | % |
	(dollars in thousands)			
Subscription cost of revenue	$ 211,132	$ 130,685	$ 80,447	62%
Percentage of subscription revenue	17%	15%		

The increase in subscription cost of revenue for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to the following:

| | Change |
	(in thousands)
Subscription and hosting costs	$ 58,174
Employee-related costs	14,970
Amortization of capitalized software development costs	7,129
Allocated overhead expenses	1,578
Amortization of acquired technology	(1,404)
	$ 80,447

Subscription and hosting costs increased primarily due to growth in our Customer base from 103,994 at December 31, 2020 to 135,442 at December 31, 2021. We also saw higher subscription and hosting costs as we launched an additional data center and continued to focus on the security, reliability and performance of our CRM Platform. Employee-related costs increased as a result of increased headcount as we continue to grow our customer support organization to support our customer growth and improve service levels and offerings. Amortization of capitalized software development costs increased due to the increased number of developers working on our software platform as we continue to develop new products and increased functionality. Allocated overhead expenses increased due to an increase in shared company expenses associated with our systems and infrastructure as we continued to grow our business and expand headcount. Amortization of acquired technology decreased due to certain acquired technology reaching the end of its useful life during the year ended December 31, 2020.

| | Year Ended December 31, | | Change | |
| | 2021 | 2020 | Amount | % |
	(dollars in thousands)			
Professional services and other cost of revenue	$ 47,725	$ 36,274	$ 11,451	32%
Percentage of professional services and other revenue	113%	121%		

The increase in professional services and other cost of revenue for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to the following:

	Change
	(in thousands)
Employee-related costs	$ 9,550
Professional fees	1,766
Allocated overhead expenses	135
	$ 11,451

Employee-related costs increased as a result of increased headcount as we continue to grow our professional services organization to support our customer growth. Professional fees increased as we continued to expand our Solutions Partners onboarding services program. Allocated overhead expenses increased due to an increase in shared company expenses associated with our systems and infrastructure as we continued to grow our business and expand headcount.

Research and Development

	Year Ended December 31,		Change	
	2021	2020	Amount	%
	(dollars in thousands)			
Research and development	$ 301,970	$ 205,589	$ 96,381	47%
Percentage of total revenue	23%	23%		

The increase in research and development expense for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to the following:

	Change
	(in thousands)
Employee-related costs	$ 83,583
Hosting expenses	4,629
Allocated overhead expenses	4,927
Professional fees	3,242
	$ 96,381

Employee-related costs increased as a result of increased headcount as we continued to grow our engineering organization to develop new products, increase functionality and to maintain our existing CRM Platform. Hosting expense increased due to incremental spend associated with product development infrastructure that is unrelated to the hosting of our CRM Platform for paying Customers. In July of 2021, we launched a new data center and ongoing expenses related to the hosting of our CRM Platform on that data center have been classified as subscription cost of revenue. Allocated overhead expenses increased due to an increase in shared company expenses associated with our systems and infrastructure as we continued to grow our business and expand headcount. Professional fees increased due to an increase in the use of third party services and contractors as we continued to grow our engineering organization.

Sales and Marketing

	Year Ended December 31,		Change	
	2021	2020	Amount	%
	(dollars in thousands)			
Sales and marketing	$ 649,681	$ 452,081	$ 197,600	44%
Percentage of total revenue	50%	51%		

The increase in sales and marketing expense for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to the following:

	Change (in thousands)
Employee-related costs	$ 127,426
Marketing programs	26,653
Solutions Partner commissions	26,703
Allocated overhead expenses	9,617
Professional fees	6,892
Amortization of customer relationships	309
	$ 197,600

Employee-related costs increased as a result of increased headcount as we continued to expand our selling and marketing organizations to grow our customer base. Marketing programs increased due to the timing and size of certain marketing efforts as we continue to make investments in attracting new customers. Solutions Partner commissions increased as a result of increased revenue generated through our partners. Allocated overhead expenses increased due to an increase in shared company expenses associated with our systems and infrastructure as we continued to grow our business and expand headcount. Professional fees increased due to an increase in the use of third party services and contractors for our marketing efforts. Amortization of acquired intangible assets increased due to the amortization of customer relationships associated with our acquisition of the Hustle during 2021.

General and Administrative

	Year Ended December 31,		Change	
	2021	2020	Amount	%
	(dollars in thousands)			
General and administrative	$ 144,949	$ 109,225	$ 35,724	33%
Percentage of total revenue	11%	12%		

The increase in general and administrative expense for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to the following:

	Change (in thousands)
Employee-related costs	$ 20,693
Customer credit card fees	6,608
Allocated overhead expenses	4,626
Professional fees	3,797
	$ 35,724

Employee-related costs increased as a result of increased headcount as we continue to grow our business and require additional personnel to support our expanded operations. Customer credit card fees increased due to increased customer transactions as we continue to grow our business. Allocated overhead expenses increased due to an increase in shared company expenses associated with our systems and infrastructure as we continued to grow our business and expand headcount. Professional fees increased primarily due to an increase in legal and consulting services.

Interest Income

	Year Ended December 31,		Change	
	2021	2020	Amount	%
	(dollars in thousands)			
Interest income	$ 1,173	$ 7,773	$ (6,600)	(85)%
Percentage of total revenue	*	1%		

*   not meaningful

Interest income primarily consists of interest earned on invested cash and cash equivalents balances and investments. The decrease during the year is due to a decrease in yields on our investment balances, offset by an increase in the amount of investment holdings from the proceeds received from the issuance of the 2025 Notes.

Interest Expense

| | Year Ended December 31, | | Change | |
	2021	2020	Amount	%
	(dollars in thousands)			
Interest expense	$ (30,282)	$ (37,049)	$ (6,767)	(18)%
Percentage of total revenue	(2)%	(4)%		

Interest expense primarily consists of amortization of the debt discount and issuance costs and contractual interest expense related to our Notes, and the loss on early extinguishment of our 2022 Notes. The decrease in interest expense during 2021 was primarily due to the following:

	Change
	(in thousands)
Amortization of the debt discount and issuance costs and contractual interest expense related to our Notes	$ (1,151)
Loss on early extinguishment of 2022 Convertible Notes	(5,616)
	$ (6,767)

Other (Expense) Income

| | Year Ended December 31, | | Change | |
	2021	2020	Amount	%
	(dollars in thousands)			
Other expense	$ 10,090	$ (711)	$ 10,801	1519%
Percentage of total revenue	1%	*		

*   not meaningful

Other income (expense) primarily consists of the impact of foreign currency transaction gains and losses associated with monetary assets and liabilities and any gains or losses on our strategic investments. The change in other expense during 2021 is primarily due to the following:

	Change
	(in thousands)
Gain on strategic investments (Note 5)	$ 11,741
Foreign currency gains and losses	(940)
	$ 10,801

Income Tax Expense

| | Year Ended December 31, | | Change | |
	2021	2020	Amount	%
	(dollars in thousands)			
Income tax expense	$ (4,019)	$ (4,216)	$ 197	(5)%
Effective tax rate	5%	5%		

Income tax expense consists of current and deferred taxes for U.S. and foreign income taxes. The decrease in income tax expense during 2021 was primarily driven by a non-recurring income tax benefit relating to the release of a portion of the Company's valuation allowance, offset by increased income in jurisdictions outside of the United States that are profitable from a tax perspective. The release was due to recording net deferred tax liabilities related to the Hustle acquisition, which are a source of income to support the realizability of the Company's pre-existing U.S. deferred tax assets.

Liquidity and Capital Resources

Our principal sources of liquidity to date have been cash and cash equivalents, net accounts receivable, our common stock offerings, and our convertible notes offerings.

The following table shows cash and cash equivalents, working capital, net cash and cash equivalents provided by operating activities, net cash and cash equivalents used in investing activities, and net cash and cash equivalents (used in) and provided by financing activities for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Cash and cash equivalents	$ 331,022	$ 377,013	$ 378,123
Working capital	992,946	836,100	1,011,420
Net cash and cash equivalents provided by operating activities	273,174	238,728	88,913
Net cash and cash equivalents used in investing activities	(319,658)	(179,508)	(215,567)
Net cash and cash equivalents provided by (used in) financing activities	7,428	(51,469)	222,460

Our cash and cash equivalents at December 31, 2022 were held for working capital purposes. We believe our working capital is sufficient to support our operations for at least the next 12 months. At December 31, 2022, $128.5 million of our cash and cash equivalents was held in accounts outside the United States. We do not assert indefinite reinvestment of our foreign earnings because these earnings have been subject to United States Federal tax. While we have concluded that any incremental tax incurred upon ultimate distribution of these earnings to be immaterial, our current plans do not demonstrate a need to repatriate undistributed earnings to fund our U.S. operations.

Net Cash and Cash Equivalents Provided by Operating Activities

Net cash and cash equivalents provided by operating activities consists primarily of net loss adjusted for certain non-cash items, including stock-based compensation, depreciation and amortization and other non-cash charges, net.

Net cash and cash equivalents provided by operating activities during the year ended December 31, 2022 primarily reflected our net loss of $112.7 million, benefit from deferred income taxes of $2.1 million, $9.1 million accretion of bond discounts, and gains on strategic investments of $4.2 million, offset by non-cash expenses that included $58.2 million of depreciation and amortization, $275.8 million in stock-based compensation, $5.9 million on impairment of strategic investments, and $2.0 million of amortization of debt issuance costs. Working capital sources of cash and cash equivalents primarily included a $117.0 million increase in deferred revenue primarily resulting from the growth in the number of customers invoiced during the period, a $29.5 million increase in right-of-use asset, a $18.3 million increase in accounts payable related to timing of bill payments, and $32.4 million increase in accrued expenses and other liabilities. These sources of cash and cash equivalents were offset by a $6.0 million increase in prepaid expenses and other assets, a $21.1 million decrease in operating lease liabilities, a $37.6 million increase in deferred commissions, and a $74.0 million increase in accounts receivable as a result of increased billings to customers.

Net cash and cash equivalents provided by operating activities during the year ended December 31, 2021 primarily reflected our net loss of $77.8 million, the portion of the repayment of the 2022 Notes attributable to the debt discount of $26.4 million, benefit from deferred income taxes of $2.9 million, gain on termination of operating leases of $4.3 million, and gains on strategic investments of $11.7 million, offset by non-cash expenses that included $45.2 million of depreciation and amortization, $166.8 million in stock-based compensation, $4.3 million amortization of bond discounts, $23.5 million of amortization of debt discount and issuance costs, loss on disposal of fixed assets of $6.5 million, and $4.9 million of loss on early extinguishment of 2022 Notes. Working capital sources of cash and cash equivalents primarily included a $127.7 million increase in deferred revenue primarily resulting from the growth in the number of customers invoiced during the period, a $31.4 million increase in right-of-use asset, and a $58.2 million increase in accrued expenses and other liabilities. These sources of cash and cash equivalents were offset by a $10.6 million increase in accounts payable related to timing of bill payments, a $29.5 million decrease in operating lease liabilities, a $32.6 million increase in deferred commissions, a $1.1 million increase in prepaid and other assets, and a $34.1 million increase in accounts receivable as a result of increased billings to customers consistent with the overall growth of the business.

Net cash and cash equivalents provided by operating activities during the year ended December 31, 2020 primarily reflected our net loss of $85.0 million, the portion of the repayment of the 2022 Notes attributable to the debt discount of $49.0 million, benefit from deferred income taxes of $2.2 million and accretion of bond discounts of $3.7 million, offset by non-cash expenses that included $37.1 million of depreciation and amortization, $121.5 million in stock-based compensation, $10.5 million of loss on early extinguishment of 2022 Notes and $24.9 million of amortization of debt discount and issuance costs. Working capital sources of cash and cash equivalents primarily included a $72.6 million increase in deferred revenue primarily resulting from the growth in the number of customers invoiced during the period, a $26.0 million increase in accrued expenses, a $3.7 million increase in accounts payable related to timing of bill payments, and a $31.4 million increase in right-of-use asset. These sources of cash and cash equivalents were offset by a $31.6 million decrease in lease liabilities, a $30.0 million increase in accounts receivable as a result of increased billings to customers consistent with the overall growth of the business, $19.3 million increase in deferred commissions and a $17.0 million increase in prepaid and other assets.

Net Cash and Cash Equivalents Used in Investing Activities

Our investing activities have consisted primarily of purchases, maturities and sale of investments, property and equipment purchases, an acquisition of a business, purchase of intangible assets, purchases of strategic investments, an equity method investment and capitalization of software development costs. Capitalized software development costs are related to new products or improvements to our existing software platform that expands the functionality for our customers.

Net cash and cash equivalents used in investing activities during the year ended December 31, 2022 consisted primarily of $1.5 billion purchases of investments, $37.4 million of purchased property and equipment, $26.4 million of purchases of strategic investments, $3.1 million in an equity method investment, $44.3 million of capitalized software development costs, and a $10.0 million purchase of intangible assets. These uses of cash were offset by $1.2 billion received related to the maturity of investments and $125.0 million received for sale of strategic investments.

Net cash and cash equivalents used in investing activities during the year ended December 31, 2021 consisted primarily of $1.5 billion purchases of investments, $28.7 million of purchased property and equipment, a $16.8 million business acquisition, $13.1 million of purchases of strategic investments, $3.1 million in an equity method investment and $33.1 million of capitalized software development costs. These uses of cash were offset by $1.4 billion received related to the maturity of investments and $12.6 million received for sale of strategic investments.

Net cash and cash equivalents used in investing activities during the year ended December 31, 2020 consisted primarily of $1.5 billion in purchases of investments, $37.3 million of purchased property and equipment, $2.5 million of purchases of strategic investments, and $21.6 million of capitalized software development costs. These uses of cash were offset by $1.4 billion received related to the maturity of investments and $10.9 million received for sale of investments.

Net Cash and Cash Equivalents Provided by (Used in) Financing Activities

Our financing activities have consisted primarily of the various components of our 2022 Notes repayment, the various components of our 2025 Notes offering and repayment, the issuance of common stock under our stock plans, and payments of employee taxes related to the net share settlement of stock-based awards.

For the year ended December 31, 2022, cash used in financing activities consisted of $1.6 million used for the repayment of the 2025 Notes attributable to the principal, $79.8 million payment for settlement of the 2022 Notes, and $11.5 million used for payment of employee taxes related to the net share settlement of stock-based awards, offset by $39.9 million of proceeds related to issuance of common stock under stock plans and $60.5 million of proceeds from settlement of the Convertible Note Hedges.

For the year ended December 31, 2021, cash used in financing activities consisted of $89.5 million used for repayment of the 2022 Notes attributable to the principal and $17.4 million used for payment of employee taxes related to the net share settlement of stock-based awards, offset by $9.0 million of proceeds from the settlement of the Convertible Note Hedges related to the 2022 Notes and $46.5 million of proceeds related to issuance of common stock under stock plans.

For the year ended December 31, 2020, cash provided by financing activities consisted of $450.1 million of net proceeds from the issuance of the 2025 Notes, $363.6 million of proceeds from the settlement of the Convertible Note Hedges related to the 2022 Notes, and $30.4 million of proceeds related to issuance of common stock under stock plans. This source of cash was offset by $236.0 million used for repayment of the 2022 Notes attributable to the principal, $327.5 million for payment to settle the Warrants related to the 2022 Notes, $50.6 million for payment of the Capped Call Options related to the 2025 Notes, and $7.4 million used for payment of employee taxes related to the net share settlement of stock-based awards.

Liquidity and Capital Resources Considerations

Contractual Obligations and Commitments

Contractual obligations are cash that we are obligated to pay as part of certain contracts that we have entered during our course of business. Our contractual obligations consist of operating lease liabilities that are included in our consolidated balance sheet and vendor commitments associated with agreements that are legally binding. As of December 31, 2022, the total obligation for operating leases was $440.9 million, of which $51.9 million is expected in the next twelve months. As of December 31, 2022, our vendor commitment was $946.6 million, of which $161.1 million is expected in the next twelve months. See Note 11 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Convertible Senior Notes

As of December 31, 2022, the carrying value was $454.2 million for our 2025 Notes. The interest rate is fixed at 0.375% for the 2025 Notes. Interest is payable semi-annually in arrears on June 1 and December 1 of each year for both Notes. See Note 9 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Letters of Credit

As of December 31, 2022, we had a total of $3.2 million in letters of credit outstanding substantially in favor of certain landlords for office space. These irrevocable letters of credit are expected to remain in effect, in some cases, until 2029.

Off Balance Sheet Arrangements

We have no material off-balance sheet arrangements at December 31, 2022 or 2021 exclusive of items described above and indemnifications of officers, directors and employees for certain events or occurrences while the officer, director or employee is, or was, serving at our request in such capacity.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our reported revenues, results of operations and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet during and as of the reporting periods. These estimates, assumptions and judgments are necessary because future events and their effects on our results and the value of our assets cannot be determined with certainty and are made based on our historical experience and on other assumptions that we believe to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

We believe that of our significant accounting policies, which are described in Note 2 "Summary of Significant Accounting Policies" to our consolidated financial statements, the following accounting policies and specific estimates involve a greater degree of judgment and complexity.

Revenue Recognition

We generate revenue from arrangements with multiple performance obligations, which typically include subscriptions to our online software solutions and professional services which include on-boarding, training, and consulting services. Our customers do not have the right to take possession of the online software products. Revenue from online software products is recognized ratably over the subscription period beginning on the date the online software product is made available to customers. We recognize revenue from on-boarding, training and consulting services as the services are provided. Amounts billed that have not yet met the applicable revenue recognition criteria are recorded as deferred revenue.

We allocate the transaction price to each distinct performance obligation based on the standalone selling price ("SSP") of each good or service. We calculate SSP for each type of online software product and professional service offering by averaging the selling price of all purchases within the trailing four calendar quarters. We generally use four quarters of transaction data to determine SSP as most of our customer arrangements are one year or less and pricing may be subject to change upon each customer's renewal. In instances where there are not sufficient data points, or the average selling prices for a particular online software product or professional service offering are disparate, we estimate the SSP using other observable inputs, such as similar products or services. If the actual selling price for the sale of an online software product or professional service offering within a multiple performance obligation arrangement substantially differs from the SSP of that offering, we use the relative SSP to allocate the transaction price to the performance obligations in the contract.

Costs to Obtain a Contract with a Customer

Sales commissions earned by our sales force are considered incremental, recoverable costs of obtaining a contract with a customer. Sales commissions for initial contracts are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be approximately two to four years. The two to four-year period has been determined by taking into consideration the type of product sold, the commitment term of the customer contract, the nature of the Company's technology development life-cycle, and an estimated customer relationship period. Sales commissions for upgrade contracts are deferred and amortized on a straight-line basis over the remaining estimated customer relationship period of the related customer. While we do not anticipate any significant changes to the two to four year amortization period, if a change did occur it could produce a material impact on our financial statements. For example, if the commitment term of our customer contracts significantly increased, our deferred commission expense asset would increase, and our amortization expense would decrease in the period in which the change occurs.

Capitalized Software Development Costs

Software development costs consist of certain payroll and stock compensation costs incurred to develop functionality for our CRM Platform and internally-built software platforms, as well as certain upgrades and enhancements that are expected to result in enhanced functionality. We capitalize certain software development costs for new offerings as well as upgrades to our existing software platforms, while costs associated with planning new developments and maintaining our CRM Platform software and internally built software platforms are expensed as incurred. We amortize these development costs over the estimated useful life of two to five years on a straight-line basis. We determined that a two- to five- year life is appropriate for our internal-use software based on our best estimate of the useful life of the internally developed software after considering factors such as continuous developments in the technology, obsolescence, and anticipated life of the service offering before significant upgrades. Management evaluates the useful lives of these assets on a quarterly basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

We determine the amount of internal software costs to be capitalized based on the amount of time spent by our developers on projects in the application stage of development. There is judgment involved in estimating the time allocated to a particular project in the application stage. A significant change in the time spent on each project could have a material impact on the amount capitalized and related amortization expense in subsequent periods.

Leases

We lease office facilities under non-cancelable operating leases that expire at various dates through February 2035. Certain leases contain optional termination dates.

We determine if an arrangement contains a lease at inception and do not separate lease and non-lease components of an arrangement determined to contain a lease. Operating leases with a duration of 12 months or less are excluded from right-of-use-assets and lease liabilities and related expenses are recorded as incurred.

We use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of operating lease payments. To determine the estimated incremental borrowing rate, we use publicly available credit ratings for peer companies, and estimate the incremental borrowing rate using yields for maturities that are in line with the duration of the lease payments.

Recent Accounting Pronouncements

For information on recent accounting pronouncements, see *Recent Accounting Pronouncements* in the notes to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

ITEM 7A. Qualitative and Quantitative Disclosures About Market Risk

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue, cost of revenue, and operating expenses denominated in currencies other than the U.S. dollar, primarily the Euro, British Pound Sterling, Australian dollar, Singaporean dollar, Japanese Yen, Colombian Peso and Canadian dollar. Since we translate foreign currencies into U.S. dollars for financial reporting purposes, currency fluctuations can have an impact on our financial results.

We have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. While we have not engaged in the hedging of our foreign currency transactions to date, we are evaluating the costs and benefits of initiating such a program and may in the future hedge selected significant transactions denominated in currencies other than the U.S. dollar as we expand our international operations, and our risk grows.

Interest Rate Sensitivity

Our portfolio of cash and cash equivalents and short- and long-term investments is maintained in a variety of securities, including government agency obligations, corporate bonds and money market funds. Investments are classified as available-for-sale securities and carried at their fair market value with cumulative unrealized gains or losses recorded as a component of accumulated other comprehensive loss within stockholders' equity. A sharp rise in interest rates could have an adverse impact on the fair market value of certain securities in our portfolio. We do not currently hedge our interest rate exposure and do not enter into financial instruments for trading or speculative purposes.

Market Risk and Market Interest Risk

In June 2020, we issued $460.0 million aggregate principal amount of convertible senior notes due June 1, 2025, of which $459.1 million remained outstanding as of December 31, 2022. The fair value of our convertible senior notes is subject to interest rate risk, market risk and other factors due to the convertible feature. The fair value of the convertible senior notes will generally increase as our common stock price increases and will generally decrease as our common stock price declines in value. The interest and market value changes affect the fair value of our convertible senior notes but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligation. Generally, the fair values of our senior convertible notes will increase as interest rates fall and decrease as interest rates rise. Additionally, we carry the convertible senior notes at face value less unamortized discount on our balance sheet, and we present the fair value for required disclosure purposes only. The Federal Reserve has raised, and may continue to raise interest rates in an effort to combat high inflation and may continue to do so in the future. There continues to be uncertainty in the changing market and economic conditions, including the possibility or additional measures that could be taken by the Federal Reserve and other government agencies, related to concerns over inflation risk.

The table below provides a sensitivity analysis of hypothetical 10% changes of our stock price as of December 31, 2022 and the estimated impact on the fair value of the 2025 Notes. The selected scenarios are not predictions of future events, but rather are intended to illustrate the effect such event may have on the fair value of the Notes.

2025 Notes

Hypothetical change in HubSpot stock price	Fair value		Estimated change in fair value		Hypothetical percentage increase (decrease) in fair value
10% increase	$	605,393	$	29,280	5%
No change	$	576,112	$	—	—
10% decrease	$	534,143	$	(41,969)	(7)%

ITEM 8.   FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of HubSpot, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of HubSpot, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Capitalized software development costs – estimate of time and related costs eligible for capitalization

As described in Note 2 to the consolidated financial statements, the Company's consolidated capitalized software development costs, net balance was $63.8 million as of December 31, 2022. The Company capitalizes certain software development costs for new offerings as well as upgrades to existing software platforms. Management determines the amount of internal software costs to be capitalized based on the amount of time spent by developers on projects in the application stage of development. There is judgment involved in estimating time allocated to a particular project in the application stage. The principal considerations for our determination that performing procedures relating to the estimate of time and related costs eligible for capitalization as capitalized software development costs is a critical audit matter are the significant judgment by management when determining the amount of time to capitalize for projects; this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's determination of capitalized costs and management's judgment related to the amount of time incurred by developers on projects in the application stage.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to capitalized software development costs, including controls over management's estimate of time and related costs eligible for capitalization. These procedures also included, among others (i) testing management's process for determining the time and related costs eligible for capitalization in the current year, (ii) evaluating whether the time and related costs were eligible for capitalization, (iii) testing the completeness and accuracy of underlying data used in management's estimate of eligible time and related costs, and (iv) evaluating the reasonableness of significant assumptions used by management in estimating eligible time and related costs. Evaluating management's assumptions related to eligible software development time for capitalization involved evaluating whether the assumptions used by management were reasonable considering (i) inquiries with management and IT product development managers in evaluating the software development costs capitalized for a sample of capitalized projects, and (ii) evaluating management's estimate of hours through inquiry with a sample of individual software developers regarding the nature, timing and extent of time worked on development activities.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 16, 2023

We have served as the Company's auditor since 2016.

HUBSPOT, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 331,022	$ 377,013
Short-term investments	1,081,662	820,962
Accounts receivable—net of allowance for doubtful accounts of $3,266 and $1,768 at December 31, 2022 and 2021, respectively	226,849	157,362
Deferred commission expense	70,992	59,849
Prepaid expenses and other current assets	44,074	38,388
Total current assets	1,754,599	1,453,574
Long-term investments	112,791	174,895
Property and equipment, net	105,227	96,134
Capitalized software development costs, net	63,790	39,858
Right-of-use assets	319,304	280,828
Deferred commission expense, net of current portion	66,559	42,681
Other assets	58,795	29,244
Intangible assets, net	17,446	10,565
Goodwill	46,227	47,075
Total assets	2,544,738	2,174,854
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	20,883	2,773
Accrued compensation costs	62,846	63,836
Accrued expenses and other current liabilities	102,122	74,457
Convertible senior notes	—	19,630
Operating lease liabilities	35,928	26,364
Deferred revenue	539,874	430,414
Total current liabilities	761,653	617,474
Operating lease liabilities, net of current portion	316,184	283,873
Deferred revenue, net of current portion	5,904	4,473
Other long-term liabilities	14,546	12,134
Convertible senior notes, net of current portion	454,227	383,101
Total liabilities	1,552,514	1,301,055
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Common stock, $0.001 par value—500,000 shares authorized; 50,127 and 48,300 shares issued; 49,217 and 47,390 shares outstanding at December 31, 2022 and 2021, respectively	49	47
Additional paid-in capital	1,647,446	1,436,089
Accumulated other comprehensive loss	(12,890)	(1,339)
Accumulated deficit	(642,381)	(560,998)
Total stockholders' equity	992,224	873,799
Total liabilities and stockholders' equity	$ 2,544,738	$ 2,174,854

The accompanying notes are an integral part of the consolidated financial statements.

HUBSPOT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

| | Year Ended December 31, | | |
	2022	2021	2020
Revenue:			
Subscription	$ 1,690,538	$ 1,258,319	$ 853,025
Professional services and other	40,431	42,339	30,001
Total revenue	1,730,969	1,300,658	883,026
Cost of Revenue:			
Subscription	257,513	211,132	130,685
Professional services and other	56,746	47,725	36,274
Total cost of revenue	314,259	258,857	166,959
Gross profit	1,416,710	1,041,801	716,067
Operating expenses:			
Research and development	442,022	301,970	205,589
Sales and marketing	886,069	649,681	452,081
General and administrative	197,720	144,949	109,225
Total operating expenses	1,525,811	1,096,600	766,895
Loss from operations	(109,101)	(54,799)	(50,828)
Other expense:			
Interest income	15,000	1,173	7,773
Interest expense	(3,762)	(30,282)	(37,049)
Other (expense) income	(6,829)	10,090	(711)
Total other income (expense)	4,409	(19,019)	(29,987)
Loss before income tax expense	(104,692)	(73,818)	(80,815)
Income tax expense	(8,057)	(4,019)	(4,216)
Net loss	(112,749)	(77,837)	(85,031)
Net loss per common share, basic and diluted	$ (2.35)	$ (1.66)	$ (1.90)
Weighted average common shares used in computing basic and diluted net loss per common share:	48,065	46,891	44,757

The accompanying notes are an integral part of the consolidated financial statements.

HUBSPOT, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

		Year ended December 31,				
		2022		**2021**		**2020**
Net loss	$	(112,749)	$	(77,837)	$	(85,031)
Other comprehensive loss:						
Foreign currency translation adjustments		(2,538)		(4,712)		4,790
Changes in unrealized (loss) gain on investments, net of income taxes of $0 in 2022, ($44) in 2021, and ($116) in 2020		(9,013)		(1,230)		149
Comprehensive loss	$	(124,300)	$	(83,779)	$	(80,092)

The accompanying notes are an integral part of the consolidated financial statements.

HUBSPOT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except per share amounts)

	Common Stock, $0.001 Par Value		Treasury Stock, $0.001 Par Value		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	
	Shares	$	Shares	$	Capital	Income (Loss)	Deficit	Total
Balances at January 1, 2020	42,955	$ 44	—	$ —	$ 1,048,380	$ (336)	$ (398,130)	649,958
Issuance of common stock under stock plans, net of shares withheld for employee taxes	1,565	—	—	—	22,174	—	—	22,174
Equity component of the 2025 Notes, net of issuance costs	—	—	—	—	96,610	—	—	96,610
Purchase of Capped Call Options	—	—	—	—	(50,600)	—	—	(50,600)
Equity component of the repayment of 2022 Notes	1,595	2	—	—	611	—	—	613
Stock-based compensation	—	—	—	—	123,102	—	—	123,102
Equity component of the 2022 Notes conversions	—	—	—	—	(172)	—	—	(172)
Settlement of Convertible Note Hedges	—	—	12	—	1,062	—	—	1,062
Cumulative translation adjustment	—	—	—	—	—	4,790	—	4,790
Unrealized gain on investments, net of income taxes of ($116)	—	—	—	—	—	149	—	149
Net loss	—	—	—	—	—	—	(85,031)	(85,031)
Balances at December 31, 2020	46,115	$ 46	12	$ —	$ 1,241,167	$ 4,603	$ (483,161)	$ 762,655
Issuance of common stock under stock plans, net of shares withheld for employee taxes	1,275	1	—	—	27,488	—	—	27,489
Equity component of the 2022 Notes conversions	898	1	—	—	(11,278)	—	—	(11,277)
Settlement of Convertible Note Hedges	(898)	(1)	898	—	8,985	—	—	8,984
Stock-based compensation	—	—	—	—	169,727	—	—	169,727
Cumulative translation adjustment	—	—	—	—	—	(4,712)	—	(4,712)
Unrealized loss on investments, net of income taxes of ($44)	—	—	—	—	—	(1,230)	—	(1,230)
Net loss	—	—	—	—	—	—	(77,837)	(77,837)
Balances at December 31, 2021	47,390	$ 47	910	$ —	$ 1,436,089	$ (1,339)	$ (560,998)	$ 873,799
Issuance of common stock under stock plans	1,052	1	—	—	39,931	—	—	39,932
Taxes paid related to net share settlement of equity awards	(27)	—	—	—	(11,526)	—	—	(11,526)
Stock-based compensation	—	—	—	—	284,749	—	—	284,749
Conversion of the 2025 Notes	—	—	—	—	(691)	—	—	(691)
Conversion of the 2022 Notes	—	—	—	—	(60,422)	—	—	(60,422)
Settlement of Convertible Note Hedges	—	—	—	—	60,483	—	—	60,483
Cumulative adjustment from adoption of convertible debt standard (Note 9)	—	—	—	—	(101,167)	—	31,366	(69,801)
Settlement of Warrants	802	1	—	—	—	—	—	1
Cumulative translation adjustment	—	—	—	—	—	(2,538)	—	(2,538)
Unrealized loss on investments, net of income taxes of $0	—	—	—	—	—	(9,013)	—	(9,013)
Net loss	—	—	—	—	—	—	(112,749)	(112,749)
Balances at December 31, 2022	49,217	$ 49	910	$ —	$ 1,647,446	$ (12,890)	$ (642,381)	992,224

The accompanying notes are an integral part of the consolidated financial statements.

HUBSPOT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

The accompanying notes are an integral part of the consolidated financial statements

		Year Ended December 31,				
		2022		**2021**		**2020**
Operating Activities:						
Net loss	$	(112,749)	$	(77,837)	$	(85,031)
Adjustments to reconcile net loss to net cash and cash equivalents provided by operating activities, net of acquisitions						
Depreciation and amortization		58,150		45,159		37,060
Stock-based compensation		275,849		166,761		121,488
Loss on early extinguishment of 2022 Convertible Notes		—		4,892		10,507
Repayment of 2022 Convertible Notes attributable to the debt discount		—		(26,428)		(49,048)
Gain on termination of operating leases		—		(4,276)		—
Loss on disposal of fixed assets		—		6,468		—
Gain on strategic investments		(4,201)		(11,741)		—
Impairment of strategic investments		5,863		—		—
Benefit from deferred income taxes		(2,122)		(2,869)		(2,185)
Amortization of debt discount and issuance costs		2,013		23,507		24,890
(Accretion) amortization of bond discount		(9,118)		4,275		(3,657)
Unrealized currency translation		1,010		1,304		(952)
Changes in assets and liabilities, net of acquisition						
Accounts receivable		(73,985)		(34,107)		(29,971)
Prepaid expenses and other assets		(5,987)		(1,077)		(17,026)
Deferred commission expense		(37,583)		(32,560)		(19,288)
Right-of-use assets		29,531		31,418		31,406
Accounts payable		18,277		(10,608)		3,697
Accrued expenses and other current liabilities		32,375		58,209		26,020
Operating lease liabilities		(21,118)		(29,478)		(31,621)
Deferred revenue		116,969		127,716		72,624
Net cash and cash equivalents provided by operating activities		273,174		238,728		88,913
Investing Activities:						
Purchases of investments		(1,507,870)		(1,484,762)		(1,517,357)
Maturities of investments		1,184,506		1,387,498		1,352,231
Sale of investments		124,998		—		10,932
Purchases of property and equipment		(37,426)		(28,726)		(37,274)
Capitalization of software development costs		(44,345)		(33,139)		(21,599)
Purchases of intangible assets		(10,000)		—		—
Acquisition of a business, net of cash acquired		—		(16,810)		—
Proceeds from sale of strategic investments		—		12,620		—
Payments for equity method investments		(3,150)		(3,100)		—
Purchase of strategic investments		(26,371)		(13,089)		(2,500)
Net cash and cash equivalents used in investing activities		(319,658)		(179,508)		(215,567)
Financing Activities:						
Proceeds from issuance of 2025 Convertible Notes, net of issuance costs paid of $9.9 million		—		—		450,123
Proceeds from settlement of Convertible Note Hedges related to the 2022 Convertible Notes		60,483		8,985		363,554
Payments for settlement of Warrants related to the 2022 Convertible Notes		(34)		—		(327,543)
Payment for settlement of 2022 Convertible Notes		(79,807)		(89,525)		(235,993)
Repayment of 2025 Convertible Notes attributable to the principal		(1,619)		—		—
Payments for Capped Call Options related to the 2025 Convertible Notes		—		—		(50,600)
Employee taxes paid related to the net share settlement of stock-based awards		(11,526)		(17,439)		(7,424)
Proceeds related to the issuance of common stock under stock plans		39,931		46,510		30,371
Repayment of finance lease obligations		—		—		(28)
Net cash and cash equivalents provided by (used in) financing activities		7,428		(51,469)		222,460
Effect on exchange rate changes on cash and cash equivalents		(6,811)		(8,861)		6,831
Net (decrease) increase in cash, cash equivalents and restricted cash		(45,867)		(1,110)		102,637
Cash, cash equivalents and restricted cash, beginning of year		380,042		381,152		278,515
Cash, cash equivalents and restricted cash, end of year		334,175	$	380,042	$	381,152
Supplemental cash flow disclosure:						
Cash paid for interest	$	1,746	$	1,843	$	1,512
Cash paid for income taxes	$	4,685	$	6,970	$	2,306
Right-of-use assets obtained in exchange for operating lease facilities	$	74,985	$	92,131	$	65,340
Right-of-use asset reductions related to operating lease terminations	$	—	$	(46,587)	$	—
Non-cash investing and financing activities:						
Capital expenditures incurred but not yet paid	$	247	$	470	$	1,038
Asset retirement obligations	$	1,113	$	71	$	773
Issuance of common stock for repayment of 2022 Convertible Notes	$	—	$	493,172	$	336,289

HUBSPOT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Operations

HubSpot, Inc. (the "Company") provides a cloud-based CRM Platform that enables companies to attract, engage, and delight customers throughout the customer experience. The Company's CRM Platform, comprised of Marketing Hub, Sales Hub, Service Hub, CMS Hub, and Operations Hub, features integrated applications, tools, and a native payment solution, that enable businesses to create a cohesive and adaptable customer experience.

2. Summary of Significant Accounting Policies

Basis of Presentation —The consolidated financial statements have been prepared in U.S. dollars, in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of Estimates —The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Operating Segments —The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker ("CODM"), which is the Company's chief executive officer, in deciding how to allocate resources and assess performance. The Company's CODM evaluates the Company's financial information and resources and assesses the performance of these resources on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Loss Per Share — Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock, restricted stock units ("RSUs"), shares issued pursuant to the Employee Stock Purchase Plan ("ESPP"), the Warrants (defined in Note 9), the Conversion Option of the 2022 Notes, and the Conversion Option of the 2025 Notes (the "Conversion Options") (Note 9) are considered to be potential common stock equivalents.

A reconciliation of the denominator used in the calculation of basic and diluted loss per share is as follows:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands, except per share amounts)		
Net loss	$ (112,749)	$ (77,837)	$ (85,031)
Weighted-average common shares outstanding—basic	48,065	46,891	44,757
Dilutive effect of share equivalents resulting from stock options, RSUs, ESPP, Warrants and the Conversion Options	—	—	—
Weighted-average common shares outstanding-diluted	48,065	46,891	44,757
Net loss per common share, basic and diluted	$ (2.35)	$ (1.66)	$ (1.90)

Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. All of the Company's outstanding stock options, RSUs, and shares issuable under the ESPP, as well as the Warrants and Conversion Options were excluded in the calculation of diluted net loss per share as the effect would be anti-dilutive

The Company uses the treasury stock method and the average market price per share during the period for calculating any potential dilutive effect of the Warrants. The average stock price was $362.01 for 2022, $592.48 for 2021, and $240.59 for 2020. The Company uses the if-converted method when calculating any potential dilutive effect of the Conversion Options, which assumes conversion of outstanding convertible securities at the beginning of the reporting period or date of issuance, if the convertible security was issued during the period.

The following table contains all potentially dilutive common stock equivalents.

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Options to purchase common shares	462	584	1,020
RSUs	1,580	1,239	1,561
Conversion Option of the 2022 Notes and Warrants	859	1,326	1,873
Conversion Option of the 2025 Notes	1,625	1,020	318
ESPP	6	13	21

Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash held in bank deposit accounts and short-term, highly-liquid investments with remaining maturities of three months or less at the date of purchase, consisting primarily of money-market funds.

Investments — Investments consist of commercial paper, corporate debt securities, U.S. Treasury securities, and U.S. Government agency securities. Securities having remaining maturities of more than three months at the date of purchase and less than one year from the date of the balance sheets are classified as short-term, and those with maturities of more than one year from the date of the balance sheet are classified as long-term in the consolidated balance sheets. The Company classifies its debt investments with readily determinable market values as available-for-sale. These investments are classified as investments on the consolidated balance sheets and are carried at fair market value, with unrealized gains and losses considered to be temporary in nature reported as accumulated other comprehensive loss, a separate component of stockholders' equity. The Company reviews all investments for reductions in fair value that are other-than-temporary. When such reductions occur, the cost of the investment is adjusted to fair value through recording a loss on investments in the consolidated statements of operations. Gains and losses on investments are calculated on the basis of specific identification.

Investments are considered to be impaired when a decline in fair value below cost basis is determined to be other-than-temporary. The Company periodically evaluates whether a decline in fair value below cost basis is other-than-temporary by considering available evidence regarding these investments including, among other factors: the duration of the period that, and extent to which, the fair value is less than cost basis; the financial health of, and business outlook for the issuer, including industry and sector performance and operational and financing cash flow factors; overall market conditions and trends and the Company's intent and ability to retain its investment in the security for a period of time sufficient to allow for an anticipated recovery in market value. Once a decline in fair value is determined to be other-than-temporary, a write-down is recorded and a new cost basis in the security is established.

Strategic Investments — Strategic investments consist of non-controlling equity investments in privately held companies. These investments without readily determinable fair values for which the Company does not have the ability to exercise significant influence are accounted for using the measurement alternative. Under the measurement alternative, the non-marketable securities are carried at cost less any impairments, plus or minus adjustments resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. On a quarterly basis, the Company performs a qualitative assessment to evaluate whether the investment is impaired. If there are sufficient indicators that the fair value of the investment is less than the carrying value, the carrying value of the investment is reduced and an impairment is recorded in the consolidated statements of operations as other expense, net of tax.

Equity Method Investments — Equity method investments generally consist of investments for which the Company has the ability to exercise significant influence, but does not have control and is not the primary beneficiary. Under the equity method of accounting, the Company's proportionate share of the net earnings or impairment charges on investments are reported in the consolidated statements of operations as other income (expense), net of tax, and increase or decrease the investment balance recorded on the balance sheet. Equity method investments are reviewed for indicators of other-than-temporary impairment on a quarterly basis. An equity method investment is written down to fair value if there is evidence of a loss in value which is other-than-temporary. The

Company may estimate the fair value of its equity method investments by considering recent investee equity transactions and recent operating results.

Accounts Receivable and Allowance for Doubtful Accounts — Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts based on the probability of future collection. The probability of future collection is based on specific considerations of historical loss patterns and an assessment of the continuation of such patterns based on past collection trends and known or anticipated future economic events that may impact collectability. The probability of future collection is also assessed by geography. To date, losses resulting from uncollected receivables have not exceeded estimates.

The following is a roll-forward of the Company's allowance for doubtful accounts (in thousands):

	Balance Beginning of Period	Charged to Statement of Operations	Deductions [1]	Balance at End of Period
Allowance for doubtful accounts				
Year ended December 31, 2022	$ 1,768	$ 11,549	$ (10,051)	$ 3,266
Year ended December 31, 2021	$ 1,993	$ 6,144	$ (6,369)	$ 1,768
Year ended December 31, 2020	$ 1,584	$ 8,501	$ (8,092)	$ 1,993

(1) Deductions include actual accounts written-off, net of recoveries.

Restricted Cash —The Company had restricted cash of $3.2 million at December 31, 2022 and $3.0 million at December 31, 2021 related to letters of credit for its leased facilities. The following table provides a reconciliation of the cash, cash equivalents and restricted cash within the consolidated balance sheets that sum to the total of the same such amounts shown in the statement of cash flows for the year ended December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
	(in thousands)	
Cash and cash equivalents	$ 331,022	$ 377,013
Restricted cash, included in prepaid expenses and other current assets and other assets	3,153	3,029
Total cash, cash equivalents, and restricted cash	$ 334,175	$ 380,042

Property and Equipment —Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to leasehold improvements. Depreciation is recorded over the following estimated useful lives:

	Estimated Useful Life
Employee related computer equipment	2 - 3 years
Computer equipment and purchased software	3 years
Furniture and fixtures	5 years
Internal use software	5 years
Leasehold improvements	Lesser of lease term or useful life

The Company capitalizes certain payroll and stock compensation costs incurred to develop functionality for certain of the Company's internally built software platforms. The costs incurred during the preliminary stages of development are expensed as incurred. Once a piece of incremental functionality has reached the development stage certain internal costs are capitalized until the functionality is ready for its intended use. Internal-use software is included within property and equipment on the balance sheet.

Impairment of Long-Lived Assets —Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable or that the useful lives of those assets are no longer appropriate. Management considers the following potential indicators of impairment of its long-lived assets (asset group): a substantial decrease in the Company's stock price, a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used, a significant adverse change in legal factors or in the business climate that could affect the value of the long-lived asset (asset group), an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group), and a current expectation that, more likely than not, a long lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there may be an impairment, the amount of the impairment is calculated as the difference between the carrying value and fair value. For the years presented, the Company did not recognize an impairment charge.

Intangible Assets — Intangible assets consist of acquired technology, trade name, customer relationships and a domain name. The Company records acquired intangible assets at fair value on the date of acquisition and amortize such assets in a pattern reflective of the expected economic benefits consumption over the expected useful life of the asset. If this pattern cannot be reliably determined, a straight-line amortization method is used. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over the revised remaining useful life.

Goodwill — Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company's use of acquired assets or the strategy of the Company's overall business, significant negative industry or economic trends and a significant decline in the Company's stock price for a sustained period. The Company performs its annual impairment test on November 30. The Company's goodwill is evaluated at the consolidated level as it has been determined there is one operating segment comprised of one reporting unit. The Company performed a quantitative assessment, which compared the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized. Based on the quantitative assessment performed on November 30, 2022, the fair value exceeded the carrying value, and as such, there was no impairment of goodwill as of November 30, 2022 or December 31, 2022.

For the years ended December 31, 2022, 2021 and 2020, the Company did not recognize an impairment charge.

Business Combinations — The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The purchase price allocation process requires management to make significant judgment with respect to intangible assets. Fair value and useful life determinations are based on, among other factors, estimates of future expected cash flows attributable to the acquired intangible asset and appropriate discount rates used in computing present values. Goodwill represents the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed.

The Company's estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The Company continues to collect information and reevaluates these estimates and assumptions quarterly and records any adjustments to the Company's preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statement of operations.

Advertising Expense —The Company expenses advertising as incurred, which is included in sales and marketing expense in the accompanying consolidated statements of operations. The Company incurred $59.4 million of advertising expense in 2022, $37.3 million in 2021, and $21.9 million in 2020.

Leases — The Company determines if an arrangement contains a lease at inception and does not separate lease and non-lease components of an arrangement determined to contain a lease. Operating leases are included in right-of-use ("ROU") assets, current operating lease liabilities and operating lease liabilities, net of current portion, on the Company's consolidated balance sheet.

Operating leases with a duration of 12 months or less are excluded from ROU assets and operating lease liabilities and related expenses are recorded as incurred.

ROU assets represent the Company's right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the lease commencement date. The lease ROU asset includes any initial direct costs incurred and is reduced for tenant incentives. As the Company's operating leases do not provide an implicit rate, the net present value of future minimum lease payments is determined using the Company's incremental borrowing rate. To determine the estimated incremental borrowing rate, the Company uses publicly available credit ratings for peer companies. The Company estimates the incremental borrowing rate using yields for maturities that are in line with the duration of the lease payments. The Company evaluates the recoverability of the ROU assets for possible impairment in accordance with the long-lived assets policy above.

Lease expense for minimum lease payments for operating leases is recognized on a straight-line basis over the lease term. Improvement reimbursements from landlords are amortized through ROU assets on a straight-line basis as a reduction to rent expense over the terms of the corresponding leases.

Asset retirement obligations ("ARO")

On the lease commencement date the Company establishes an ARO based on the present value of contractually required estimated future costs to retire long-lived assets at the termination or expiration of a lease. The asset associated with the ARO is amortized over the corresponding lease term to operating expense and the ARO is accreted to the end of lease obligation value over the same term.

Revenue Recognition — The Company generates revenue from arrangements with multiple performance obligations, which typically include subscriptions to its online software products and professional services which include on-boarding, training and consulting services. The Company's customers do not have the right to take possession of the online software products. The Company recognizes revenue from contracts with customers using a five-step model, which is described below:

- Identify the customer contract;

- Identify performance obligations that are distinct;

- Determine the transaction price;

- Allocate the transaction price to the distinct performance obligations; and

- Recognize revenue as the performance obligations are satisfied.

Identify the customer contract

A customer contract is generally identified when the Company and a customer have executed an arrangement that calls for the Company to grant access to its online software products and provide professional services in exchange for consideration from the customer.

Identify performance obligations that are distinct

A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services. A good or service that is promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and a company's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The Company has determined that subscriptions for its online software products are distinct because, once a customer has access to the online software product that it purchased, the online software product is fully functional and does not require any additional development, modification, or customization. Professional services sold are distinct because the customer benefits from the on-boarding, training and consulting to make better use of the online software products it purchased.

Determine the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer, excluding sales taxes that are collected on behalf of government agencies. The Company estimates any variable consideration to which it will be entitled at contract inception, and reassesses at each reporting date, when determining the transaction price. The Company does not include variable consideration to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when any uncertainty associated with the variable consideration is resolved.

Allocate the transaction price to the distinct performance obligations

The transaction price is allocated to each performance obligation based on the relative standalone selling prices ("SSP") of the goods or services being provided to the customer. The Company determines the SSP of its goods and services based upon the average sales prices for each type of online software product and professional services sold. In instances where there are not sufficient data points, or the selling prices for a particular online software product or professional service are disparate, the Company estimates the SSP using other observable inputs, such as similar products or services.

Recognize revenue as the performance obligations are satisfied

Revenues are recognized when or as control of the promised goods or services is transferred to customers. Revenue from online software products is recognized ratably over the subscription period beginning on the date the Company's online software products are made available to customers. Most subscription contracts are one year or less. The Company recognizes revenue from on-boarding, training, and consulting services as the services are provided. Cash payments received in advance of providing subscription or services are recorded to deferred revenue until the performance obligation is satisfied.

Solutions Partner Commissions

The Company pays its Solutions Partners a commission based on the online software product sales price for sales to end-customers. The classification of the commission paid in the Company's consolidated statements of operations depends on who purchases the online software product. In instances where an end-customer purchases from the Company, the commission paid to the Solutions Partner is recorded as sales and marketing expense. When a Solutions Partner purchases directly from the Company, the commission paid to the Solutions Partner is netted against the associated revenue recognized.

Concentrations of Credit Risk and Significant Customers —Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, investments and accounts receivable.

The Company's cash and cash equivalents are generally held with large financial institutions. Although the Company's deposits may exceed federally insured limits, the financial institutions that the Company uses have high investment-grade credit ratings and, as a result, the Company believes that, as of December 31, 2022, its risk relating to deposits exceeding federally insured limits was not significant.

The Company's investments consist of highly rated corporate debt securities and U.S. Treasury securities. The Company limits the amount of investments in any single issuer, except U.S. Treasuries. The Company believes that, as of December 31, 2022, its concentration of credit risk related to investments was not significant.

The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts, or other hedging arrangements.

The Company generally does not require collateral from its customers and generally requires payment 30 days from the invoice date. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of accounts receivable. Credit risk arising from accounts receivable is mitigated as a result of transacting with a large number of geographically dispersed customers spread across various industries.

At December 31, 2022 and 2021, there were no customers that represented more than 10% of the net accounts receivable balance. There were no customers that individually exceeded 10% of the Company's revenue in any of the periods presented.

Foreign Currency —The functional currency of the Company's foreign subsidiaries is the local currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive loss. Income and expense accounts are translated at the weighted-average exchange rates during the period. Foreign currency transaction gains and losses are recorded in other expense.

Research and Development —Research and development expenses include payroll, employee benefits and other expenses associated with product development.

Capitalized Software Development Costs —Certain payroll and stock compensation costs incurred to develop functionality for the Company's software and internally built software platforms, as well as certain upgrades and enhancements that are expected to result in enhanced functionality are capitalized. Certain implementation costs, including external direct costs, incurred during the development stage of cloud computing arrangements are also capitalized. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, the Company capitalizes certain software development costs for new offerings as well as upgrades to existing software platforms. Capitalized software development costs are amortized on a straight-line basis over their estimated useful life of two to five years. Management evaluates the useful lives of these assets on a quarterly basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

The Company determines the amount of internal software costs to be capitalized based on the amount of time spent by the developers on projects in the application stage of development. There is judgment involved in estimating time allocated to a particular project in the application stage. Costs associated with building or significantly enhancing the CRM Platform and internally built software platforms are capitalized, while costs associated with planning new developments and maintaining the CRM Platform software and internally built software platforms are expensed as incurred.

Capitalized software development costs, exclusive of those costs recorded within property and equipment, consisted of the following:

	December 31, 2022	December 31, 2021
	(in thousands)	
Gross capitalized software development costs	$ 174,732	$ 122,592
Accumulated amortization	(110,942)	(82,734)
Capitalized software development costs, net	$ 63,790	$ 39,858

Amortization of capitalized software development costs, exclusive of costs recorded within property and equipment, was $32.0 million in 2022, $23.0 million in 2021, and $16.0 million in 2020. Amortization expense is included in cost of revenue in the consolidated statements of operations.

Income Taxes —Deferred tax assets and liabilities are recognized for the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities using tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting for uncertainty in income taxes recognized in the financial statements is in accordance with authoritative accounting guidance, which prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

Stock-Based Compensation — The Company accounts for all stock options and awards granted to employees and nonemployees using a fair value method. The measurement date for awards is generally the date of the grant. The fair value of the Company's common stock is the closing price of the stock on the date of the grant. For stock options, the Black-Scholes option pricing model is used to measure the fair value of the grant. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The Company considers this appropriate as there is no other method that would be more indicative of exercise activity. The expected volatility for the Company's common stock was based on an average of the historical volatility of a peer group of similar public companies. To determine the Company's peer companies, the following criteria was used: software or software-as-a-service companies; similar histories and relatively comparable financial leverage; sufficient public company trading history; similar talent pool; and in similar businesses and geographical markets. The risk-free interest rate is based on the rate on U.S. Treasury securities with maturities consistent with the estimated expected term of the awards. The assumed dividend yield is based upon the Company's expectation of not paying dividends in the foreseeable future.

Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period for awards, on a straight-line basis.

Recent Accounting Pronouncements— Recent accounting standards not included below are not expected to have a material impact on our consolidated financial position and results of operations.

Recent Accounting Pronouncements Adopted in 2022:

In August 2020, the FASB issued guidance simplifying the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being bifurcated from the host contract and separately recognized as compared with current GAAP. In addition, it eliminates the treasury stock method for calculating diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company adopted the updated guidance as of January 1, 2022 using a modified retrospective method with a cumulative-effect adjustment as of the adoption date. Comparative periods are not adjusted. See Note 9 of these consolidated financial statements for further details.

In October 2021, the FASB issued guidance that requires companies to recognize and measure contract assets and contract liabilities acquired in a business combination, in accordance with the revenue recognition guidance, as if the acquirer had entered into the original contract at the same time and on the same terms as the acquiree. Generally, this will result in the acquirer recognizing contract assets and liabilities at the same amounts recorded by the acquiree as of the acquisition date. Under the previous standard, an acquirer generally recognizes such items at fair value on the acquisition date. The Company adopted the updated guidance as of January 1, 2022 and the ongoing impact of this guidance will depend on the contract assets and liabilities acquired in future business combinations.

3. Revenues

Disaggregation of Revenue

The Company provides disaggregation of revenue based on geographic region (Note 10) and based on the subscription versus professional services and other classification on the consolidated statements of operations as it believes these best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Deferred Revenue and Deferred Commission Expense

Amounts that have been invoiced are recorded in accounts receivable and deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Deferred revenue represents amounts billed for which revenue has not yet been recognized. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue, and the remaining portion is recorded as long-term deferred revenue. Deferred revenue during the year ended December 31, 2022 increased by $110.9 million resulting from $1.8 billion of calculated billings and was offset by revenue recognized of $1.7 billion during the same period. $426.8 million of revenue was recognized during the year ended December 31, 2022 that was included in deferred revenue at the beginning of the period. As of December 31, 2022, approximately $554.9 million of revenue is expected to be recognized from remaining performance obligations for contracts with original performance obligations that exceed one year. The Company expects to recognize revenue on approximately 90% of these remaining performance obligations over the next 24 months, with the balance recognized thereafter.

Additional contract liabilities $3.0 million and $2.5 million were included in accrued expenses and other current liabilities as of December 31, 2022 and December 31, 2021.

The incremental direct costs of obtaining a contract, which primarily consist of sales commissions paid for new subscription contracts, are deferred and amortized on a straight-line basis over a period of approximately two to four years. The two to four-year period has been determined by taking into consideration the type of product sold, the commitment term of the customer contract, the nature of the Company's technology development life-cycle, and an estimated customer relationship period. Sales commissions for upgrade contracts are deferred and amortized on a straight-line basis over the remaining estimated customer relationship period of the related customer. Deferred commission expense that will be recorded as expense during the succeeding 12-month period is recorded as current deferred commission expense, and the remaining portion is recorded as long-term deferred commission expense.

Deferred commission expense during the year ended December 31, 2022 increased by $35.1 million as a result of deferring incremental costs of obtaining a contract of $115.6 million and was offset by amortization of $80.5 million during the same period.

4. Leases

The Company leases office facilities under non-cancelable operating leases that expire at various dates through February 2035.

Operating lease expense costs were $43.9 million in 2022, $47.5 million in 2021, and $44.6 million in 2020.

The Company subleases some of its unused spaces to third parties. Operating sublease income generated under all operating lease agreements is as follows:

	Year ended December 31,		
	2022	2021	2020
	(in thousands)		
Operating sublease income	$ 4,608	$ 4,954	$ 5,000

The following table provides a reconciliation between non-cancelable lease commitments and lease liabilities as of December 31, 2022 (in thousands):

	Operating leases
Lease commitments (Note 11)	$ 440,909
Less: Legally binding minimum lease payments for leases signed but not yet commenced	(944)
Less: Present value discount	(87,853)
Total lease liabilities	$ 352,112

During the year ended December 31, 2021, the Company terminated a lease for certain office facilities in Cambridge, Massachusetts and recorded a gain of $4.3 million. In connection with the lease termination, the Company recorded a loss of $6.5 million for the disposal of fixed assets. The net loss of $2.2 million is reported in the consolidated statements of operations as operating expense.

Lease Term and Discount Rate

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of operating lease payments. To determine the estimated incremental borrowing rate, the Company uses publicly available credit ratings for peer companies. The Company estimates the incremental borrowing rate using yields for maturities that are in line with the duration of the lease payments.

The following table provides weighted average remaining lease terms and weighted average discount rate for operating leases as of December 31, 2022:

Weighted-average remaining lease term:	9.4 years
Weighted-average discount rate:	4.3%

Other Information

Cash payments related to operating lease liabilities were $39.9 million in 2022, $49.5 million in 2021, and $48.8 million in 2020.

5. Fair Value of Financial Instruments

The Company measures certain financial assets at fair value. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The following table details the fair value measurements within the fair value hierarchy of the Company's financial assets and liabilities at December 31, 2022 and December 31, 2021:

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Cash equivalents and investments:				
Money market funds	$ 11,518	$ —	$ —	$ 11,518
Commercial paper	—	16,036	—	16,036
Corporate bonds	—	261,918	—	261,918
U.S. Government agency securities	—	39,965	—	39,965
U.S. Treasury securities	—	876,534	—	876,534
Restricted cash:				
Money market funds	—	3,153	—	3,153
Total	$ 11,518	$ 1,197,606	$ —	$ 1,209,124

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Cash equivalents and investments:				
Money market funds	$ 125,940	$ —	$ —	$ 125,940
Commercial paper	—	28,337	—	28,337
Corporate bonds	—	249,846	—	249,846
U.S. Government agency securities	—	22,466	—	22,466
U.S. Treasury securities	—	698,300	—	698,300
Restricted cash:				
Money market funds	—	3,029	—	3,029
Total	$ 125,940	$ 1,001,978	$ —	$ 1,127,918

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. The fair value of the Company's investments in certain money market funds is their face value and such instruments are classified as Level 1 and are included in cash and cash equivalents, and restricted cash (within other current assets and long-term assets) on the consolidated balance sheets. At December 31, 2022 and 2021, Level 2 securities were priced by pricing vendors. These pricing vendors utilize the most recent observable market information in pricing these securities or, if specific prices are not available for these securities, use other observable inputs like market transactions involving identical or comparable securities.

As of December 31, 2022, the fair value of the 2025 Notes was $576.1 million (Note 9). The fair value was determined based on the quoted price of the 2025 Notes in an inactive market on the last trading day of the reporting period and has been classified as Level 2 within the fair value hierarchy.

For certain other financial instruments, including accounts receivable, accounts payable, and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these balances.

Restricted cash is comprised of money market funds related to landlord guarantees for leased facilities. These restricted cash balances have been excluded from our cash and cash equivalents balance on our consolidated balance sheets.

Strategic investments consist of non-controlling equity investments in privately held companies. The Company elected the measurement alternative for these investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence. These investments are accounted for under the cost method of accounting. Under the cost method of accounting, the non-marketable equity securities are carried at cost less any impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, which is recorded within the statement of operations. The Company held $43.6 million of strategic investments without readily determinable fair values at December 31, 2022 and $17.8 million of strategic investments without readily determinable fair values at December 31, 2021. These investments are included in prepaid and other current assets and other assets on the consolidated balance sheets.

During the year ended December 31, 2022, the Company adjusted the fair value of an investment due to an observable price change and recognized a gain of $4.2 million. The Company also recorded an impairment of $5.9 million on these investments in

2022. During the year ended December 31, 2021, two strategic investments had observable price changes and the Company adjusted the fair value of these investments by recording a gain of $11.7 million. The gains and impairment loss are reported in the consolidated statements of operations as other income (expense).

The Company also holds an equity method investment which represents an investment in a non-controlled company without a readily determinable market value. See Note 12 for more information on the equity method investment.

The following tables summarize the composition of our short- and long-term investments at December 31, 2022 and 2021:

	December 31, 2022			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
	(in thousands)			
Commercial paper	$ 16,036	$ —	$ —	$ 16,036
Corporate bonds	265,875	9	(3,966)	261,918
U.S. Government agency securities	40,908	1	(944)	39,965
U.S. Treasury securities	881,428	14	(4,908)	876,534
Total	$ 1,204,247	$ 24	$ (9,818)	$ 1,194,453

	December 31, 2021			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
	(in thousands)			
Commercial paper	$ 25,245	$ —	$ —	$ 25,245
Corporate bonds	250,443	9	(606)	249,846
U.S. Government agency securities	22,504	—	(38)	22,466
U.S. Treasury securities	698,446	2	(148)	698,300
Total	$ 996,638	$ 11	$ (792)	$ 995,857

For all of our securities for which the amortized cost basis was greater than the fair value at December 31, 2022 and 2021, the Company has concluded that there is no plan to sell the security nor is it more likely than not that the Company would be required to sell the security before its anticipated recovery. In making the determination as to whether the unrealized loss is other-than-temporary, the Company considered the length of time and extent the investment has been in an unrealized loss position, the financial condition and near-term prospects of the issuers, the issuers' credit rating and the time to maturity.

Contractual Maturities

The contractual maturities of short-term and long-term investments held as follows:

	December 31, 2022		December 31, 2021	
	Amortized Cost Basis	Aggregate Fair Value	Amortized Cost Basis	Aggregate Fair Value
	(in thousands)			
Due within one year	$ 1,089,250	$ 1,081,662	$ 821,101	$ 820,962
Due after 1 year and within 2 years	114,997	112,791	175,537	174,895
Total	$ 1,204,247	$ 1,194,453	$ 996,638	$ 995,857

6. Property and Equipment

Property and equipment consists of the following:

	December 31.	
	2022	**2021**
	(in thousands)	
Computer equipment and purchased software	$ 17,710	$ 15,524
Employee related computer equipment	46,399	32,230
Furniture and fixtures	21,232	20,180
Leasehold improvements	98,427	90,070
Internal-use software	32,205	20,616
Construction in progress	1,699	4,141
Total property and equipment	217,672	182,761
Less accumulated depreciation	(112,445)	(86,627)
Property and equipment, net	$ 105,227	$ 96,134

Depreciation and amortization expense was $27.8 million in 2022, $23.9 million in 2021, and $20.6 million in 2020.

Refer to Note 4 regarding the disposal of certain property and equipment associated with a lease termination.

The Company capitalized asset retirement costs of $5.1 million at December 31, 2022 and $4.1 million at December 31, 2021 within leasehold improvements and the related liability is within accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheet. These costs represent future lease restoration obligations as required by Company's leases.

The changes in the asset retirement obligation balance during the year ending December 31, 2022 and December 31, 2021 are as follows:

	Year Ended December 31,	
	2022	**2021**
	(in thousands)	
Beginning balance	$ 4,900	$ 4,884
Additions	—	72
Accretion	183	267
Updates to estimated cash flows	911	(323)
Ending balance	$ 5,994	$ 4,900

7. Business Acquisitions

Hustle Con Media, Inc.

On February 9, 2021, the Company acquired 100% of the equity interests of Hustle Con Media, Inc. (the "Hustle"), a media company that produces a newsletter, podcast, and premium research content for innovative professionals. The Hustle will enable the Company to better meet the needs of scaling companies by delivering educational, business and technology trend content in their preferred formats. The total cash purchase price for the acquisition was $17.2 million, net of cash acquired, which included an upward working capital adjustment of $0.4 million.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition:

	Fair value
	(in thousands)
Cash	$ 3,089
Accounts receivable	1,153
Other current and noncurrent assets	835
Current backlog asset	677
Customer relationships	2,400
Goodwill	16,987
Accounts payable, accrued expenses, and other liabilities	(2,975)
Deferred revenue	(825)
Deferred tax liability	(1,042)
Total purchase price	$ 20,299

As part of the purchase price allocation, the Company recorded a net deferred tax liability for approximately $1.0 million related to the difference between the tax basis and fair value of the acquired intangible assets. This net deferred tax liability provided a source of additional income to support the realizability of the Company's pre-existing, U.S. deferred tax assets. As the Company has recorded a full valuation allowance against its U.S. deferred tax assets, the Company released a portion of its valuation allowance and recorded a corresponding income tax benefit of $1.0 million in the consolidated statement of operations.

The excess of the purchase consideration over the fair value of net tangible and identifiable intangible assets and liabilities acquired was recorded as goodwill. The Company believes the goodwill is attributable to the significant value obtained from the Company utilizing the advertising space within the Hustle's newsletter and podcast, as well as the market influence of the premium research content to promote its products to the Hustle's customer base and acquire new customers. The goodwill recognized is not deductible for U.S. or foreign income tax purposes.

The Company applied an income approach to estimate the fair values of the intangible assets acquired. The primary intangible asset acquired in the business acquisition was customer relationships and the fair value of $2.4 million was determined based on the estimated present value of expected after-tax cash flows attributable to subscribers using an excess earnings method. The Company applied various estimates and assumptions with respect to forecasted revenue growth rates, the revenue attributable to the existing customers over time and the discount rate. The fair values assigned to the other tangible and identifiable intangible assets acquired and liabilities assumed as part of the business combination were based on management's estimates and assumptions. The Company began amortizing the customer relationships on the date of acquisition over a period of seven years based on expected future cash flow attributable to existing customers. The amortization expense is recorded to sales and marketing expense in the consolidated statements of operations.

8. Intangible Assets and Goodwill

Intangible assets

Intangible assets as of December 31, 2022 and 2021 consist of the following:

	Remaining Useful Life	December 31,	
		2022	2021
		(in thousands)	
Acquired technology	48 Months	$ 17,009	$ 17,569
Customer relationships	60 Months	2,448	2,450
Domain name	75 Months	10,000	—
Trade name		19	20
Accumulated amortization		(12,030)	(9,474)
Total		$ 17,446	$ 10,565

In April 2022, the Company purchased the rights to the domain name "connect.com" for $10.0 million. The domain will be used to host a networked community for customers, Solutions Partners, and prospects. The cost is amortized on a straight-line basis over its estimated useful life of seven years.

The Company also has intangible assets acquired through business acquisitions. The estimated useful life of acquired technology is two to seven years and estimated useful life of customer relationships is four to seven years. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Amortization expense related to intangible assets was $2.6 million in 2022, $1.3 million in 2021, and $2.6 million in 2020. Amortization expense of acquired technology is included in cost of subscription revenue and amortization expense of customer relationships and the domain name is included in sales and marketing expense in the consolidated statements of operations.

Estimated future amortization expense for intangible assets as of December 31, 2022 is as follows:

Years ended December 31,	Amortization Expense (in thousands)	
2022	$	3,381
2023		3,649
2024		3,627
2025		3,232
2026		1,771
Thereafter		1,786
Total	$	17,446

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired and is generally not deductible for tax purposes. Goodwill amounts are not amortized, but rather tested for impairment annually.

The changes in the carrying amounts of goodwill consist of the following:

	(in thousands)	
Balance as of December 31, 2020	$	31,318
The Hustle acquisition		16,987
Effect of foreign currency translation		(1,230)
Balance as of December 31, 2021		47,075
Effect of foreign currency translation		(848)
Balance as of December 31, 2022	$	46,227

9. Convertible Senior Notes

Adoption of Updated Debt Guidance

On January 1, 2022, the Company adopted the new guidance for convertible instruments using a modified retrospective method. Results for reporting periods beginning after December 31, 2021 are presented under the new guidance, while prior period comparative amounts are not adjusted and continue to be reported in accordance with historical guidance.

The new guidance eliminates the bifurcation and separate recognition of the embedded cash conversion feature from the host contract and allows for the entire amount attributable to the debt to be presented as a liability. The carrying amount of the debt liability will be reduced by the issuance costs associated with the debt issuance as a contra-liability. As there is no longer an equity component of the convertible debt, the discount created by accretion of a component of the convertible debt in equity is eliminated and interest expense is reduced. The deferred tax liability recognized as a result of a difference between the carrying amount and tax basis of the 2022 Notes that was recorded to additional paid-in capital as a component of equity was also reversed. There is no change in the accounting for the Capped Call Options, Warrants, or Convertible Note Hedges as they are classified as equity under both the historical and new guidance.

As a result of the impact of applying the new guidance, the Company recorded an increase to opening accumulated deficit of $31.4 million as of January 1, 2022, related to the difference in interest expense due to the amortization of the convertible debt discount and reversal of the deferred tax liability under the historical guidance. The resulting impact on the consolidated balance sheet to derecognize the debt issuance cost and conversion option that was allocated to the equity component and to derecognize the remaining convertible debt discount was an increase to debt liability of $69.8 million, of which $0.5 million was recorded to short term debt and $69.3 million was recorded to long-term debt, and a decrease in additional paid-in capital of $101.2 million.

2025 Convertible Senior Notes and Capped Call Options

In June 2020, the Company issued $400 million aggregate principal amount of 0.375% convertible senior notes due June 1, 2025 (the "2025 Notes") in a private offering and an additional $60 million aggregate principal amount of the 2025 Notes pursuant to the exercise in full of the over-allotment options of the initial purchasers. The interest rate is fixed at 0.375% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year. The total net proceeds from the debt offering, after deducting initial purchase discounts and debt issuance costs, were approximately $450.1 million.

Each $1,000 of principal amount of the 2025 Notes will initially be convertible into 3.5396 shares of the Company's common stock (the "Conversion Option of the 2025 Notes"), which is equivalent to an initial conversion price of approximately $282.52 per share, subject to adjustment upon the occurrence of certain specified events. On or after March 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2025 Notes at any time. The 2025 Notes will be convertible at the option of the holders prior to the close of business on the business day immediately preceding March 1, 2025 under certain circumstances as described in the indenture governing the 2025 Notes (the "Indenture"). Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, at the Company's election. The Company expects to settle the principal amount of the 2025 Notes in cash. In the first quarter of 2022, upon the election of the holders to convert, the Company settled $0.9 million of principal balance of the 2025 Notes in cash. As of December 31, 2022, the 2025 Notes are not convertible.

In accordance with GAAP relating to the embedded conversion feature, the Company bifurcated the conversion feature associated with the 2025 Notes and recorded $96.6 million to additional paid-in capital for the conversion feature and the resulting debt discount was being amortized to interest expense. As there is no longer an equity component of the convertible debt under the new standard, the debt issuance cost and conversion option that was allocated to the equity component was derecognized through an adjustment to opening retained earnings upon adoption of the new standard on January 1, 2022.

The net carrying amount of the liability component of the 2025 Notes is as follows:

	As of December 31, 2022	As of December 31, 2021
	(in thousands)	
Principal	$ 459,083	$ 459,999
Unamortized debt discount	—	(70,594)
Unamortized issuance costs	(4,856)	(5,544)
Net carrying amount	$ 454,227	$ 383,861

Interest expense related to the 2025 Notes is as follows:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Contractual interest expense	$ 1,722	$ 1,725	$ 987
Amortization of debt discount	—	18,171	9,974
Amortization of issuance costs	1,969	1,428	784
Total interest expense	$ 3,691	$ 21,324	$ 11,745

In connection with the offering of the 2025 Notes, the Company purchased capped call options ("Capped Call Options") with respect to its common stock for $50.6 million. The Capped Call Options are purchased call options that give the Company the option to purchase up to approximately 1.6 million shares of its common stock for $282.52 per share, which corresponds to the approximate initial conversion price of the 2025 Notes. The Capped Call Options were purchased in order to offset potential dilution to the

Company's common stock upon any conversion of the 2025 Notes, subject to a cap of $426.44 per share, and expire concurrently with the 2025 Notes. The Capped Call Options automatically settle in components commencing on April 16, 2025 and are subject to either adjustment or termination upon the occurrence of specified extraordinary events affecting the Company, including a merger event; a tender offer; and a nationalization, insolvency or delisting involving the Company. In addition, the Capped Call Options are subject to certain specified additional disruption events that may give rise to a termination of the Capped Call Options, including changes in law, insolvency filings, and hedging disruptions. Since the transaction meets certain accounting criteria, the $50.6 million paid for the Capped Call Options is recorded in stockholders' equity as a reduction in additional paid-in capital and are not accounted for as separate derivative financial instruments.

2022 Convertible Senior Notes, Convertible Note Hedge and Warrant

In May 2017, the Company issued $350.0 million aggregate principal amount of 0.25% convertible senior notes due June 1, 2022 (the "2022 Notes") in a private offering and an additional $50 million aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment options of the initial purchasers of the 2022 Notes. The interest rate is fixed at 0.25% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year. The total net proceeds from the debt offering, after deducting initial purchase discounts and debt issuance costs, were approximately $389.2 million.

In connection with the offering of the 2022 Notes, the Company entered into convertible note hedge transactions (the "Convertible Note Hedges") with certain counterparties in which the Company has the option to purchase (subject to adjustment for certain specified events) up to approximately 4.2 million shares of the Company's common stock at a price of approximately $94.77 per share. In addition, the Company sold warrants (the "Warrants") to certain bank counterparties whereby the holders of the Warrants have the option to initially purchase (subject to adjustment for certain specified events) a total of approximately 4.2 million shares of the Company's common stock at a price of $115.8 per share.

In June 2020, the Company used part of the net proceeds from the issuance of the 2025 Notes for the partial repurchase of the 2022 Notes, which consisted of a repurchase of $272.1 million aggregate principal amount of the 2022 Notes for an aggregate purchase price of approximately $283.0 in cash and approximately 1.6 million shares of its common stock at $207.17 per share. Of the $613.5 million in aggregate consideration, $248.7 million was allocated to the fair value of the debt component of the repurchase, and $364.8 million was allocated to the equity component (the associated Conversion Option of the 2022 Notes) of the repurchases, utilizing a discount rate of 4.9% to determine the fair value of the liability component. As of the partial repurchase date, the carrying value of the 2022 Notes subject to the 2022 Notes partial repurchase, net of unamortized debt discount and issuance costs, was $238.2 million. The 2022 Notes partial repurchase and issuance of the 2025 Notes were deemed to have substantially different terms due to the significant difference between the value of the conversion option immediately prior to and after the exchange, and accordingly, the 2022 Notes partial repurchase was accounted for as a debt extinguishment. The 2022 Notes partial repurchase resulted in a $10.5 million loss on early extinguishment of debt, which is recorded within interest expense on the Company's statements of operations in 2020. In connection with the partial repurchase of the 2022 Notes, the consideration allocated to the equity component of $364.8 million was recorded as a reduction to additional paid-in capital on the Company's consolidated balance sheet. The Company also reversed a corresponding portion of the associated deferred tax liability and increased the Company's valuation allowance on its US deferred tax assets, resulting in no net deferred tax impact.

In accordance with GAAP relating to the embedded conversion feature, the Company bifurcated the conversion feature associated with the 2022 Notes and recorded $18.9 million to additional paid-in capital for the conversion feature and the resulting debt discount was being amortized to interest expense. As there is no longer an equity component of the convertible debt under the new standard, the debt issuance cost and conversion option that was allocated to the equity component was derecognized through an adjustment to opening retained earnings upon adoption of the new standard on January 1, 2022.

In connection with the partial repurchase of the 2022 Notes, the Company terminated Convertible Note Hedges corresponding to approximately 2.9 million shares of the Company's common stock in exchange for cash consideration of $362.5 million, and certain counterparties terminated Warrants corresponding to approximately 2.9 million shares of the Company's common stock in exchange for cash consideration of $327.6 million. The net proceeds of $34.9 million received from these transactions were recorded as an increase to additional paid-in capital.

On June 1, 2022, upon the maturity of the 2022 Notes, the Company paid $19.4 million to satisfy the aggregate principal amount due and $60.4 million for the conversion premium in excess of the principal amount. The remaining Convertible Note Hedges were settled in cash and the Company received approximately $60.5 million in cash upon settlement. In addition, the Warrants began to mature on September 1, 2022. In 2022, 1.4 million shares of Warrants were exercised, which the Company net share settled and issued 0.8 million shares of its common stock. As of December 31, 2022, no Warrants giving certain counterparties the option to acquire shares of the Company's common stock remained outstanding.

The net carrying amount of the liability component of the 2022 Notes is as follows:

	As of December 31, 2022	As of December 31, 2021
	(in thousands)	
Principal	$ —	$ 19,382
Unamortized debt discount	—	(477)
Unamortized issuance costs	—	(35)
Net carrying amount	$ —	$ 18,870

Interest expense related to the 2022 Notes is as follows:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Contractual interest expense	$ 20	$ 154	$ 614
Amortization of debt discount	—	3,636	13,150
Amortization of issuance costs	44	272	982
Total interest expense	$ 64	$ 4,062	$ 14,746

10. Segment Information and Geographic Data

As more fully described in the Company's Summary of Significant Accounting Policies, the Company operates as one operating segment. Revenue and long-lived assets by geographic region, based on the physical location of the operations recording the revenue or the long-lived assets, respectively, are as follows:

Revenues by geographical region:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Americas	$ 1,073,932	$ 797,986	$ 568,365
Europe	507,507	390,379	243,811
Asia Pacific	149,530	112,293	70,850
Total	$ 1,730,969	$ 1,300,658	$ 883,026
Percentage of revenues generated outside of the Americas	38%	39%	36%

Revenue derived from customers outside the United States (international) was approximately 46% of total revenue in 2022 and 2021 and 43% of total revenue in 2020.

Total long-lived assets by geographical region:

	As of December 31, 2022	As of December 31, 2021
	(In thousands)	
Americas	$ 290,977	$ 226,848
Europe	123,311	139,846
Asia Pacific	10,243	10,268
Total long lived assets	$ 424,531	$ 376,962
Percentage of long lived assets held outside of the Americas	31%	40%

11. Commitments and Contingencies

Contractual Obligations

The Company leases its office facilities under non-cancelable operating leases that expire at various dates through February 2035. Certain leases contain optional termination dates. The table below only includes payments up to the optional termination date. If the Company were to extend leases beyond the optional termination date the future commitments would increase by approximately $78.5 million.

Included in the table below are operating lease commitments for leases that have not yet commenced of approximately $0.8 million for facilities with a lease term of approximately 18 months.

Future minimum payments under all operating lease agreements as of December 31, 2022, are as follows:

	Operating
	(in thousands)
2023	$ 51,868
2024	49,337
2025	49,015
2026	49,152
2027	46,147
Thereafter	195,390
Total	$ 440,909

The Company has entered into certain non-cancelable arrangements ("Vendor Commitments"), which require the future purchase of goods or services. Future minimum payments under all Vendor Commitments as of December 31, 2022 are as follows:

	Product related obligations
	(in thousands)
2023	$ 161,115
2024	180,437
2025	197,006
2026	220,183
2027	187,684
Thereafter	184
Total	946,609

Legal Contingencies

From time to time the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

12. Equity method investment

The Company made cash contributions of $3.1 million in 2022 and $3.1 million in 2021 to the Black Economic Development Fund (the "Fund") managed by the Local Initiatives Support Corporation for an aggregate of 5.0% ownership interest and income share in the Fund.

The Company has commitments to contribute additional capital of $6.3 million to the Fund by December 2023. Given the level of ownership interest in the Fund, which is a limited liability company, and the fact that the Fund maintains specific ownership accounts for investors, the Company accounts for this investment using the equity method of accounting. The Fund is included in other assets on the consolidated balance sheets and the Company's share of the Fund's net earnings and impairment charges on investments are reported in the consolidated statements of operations as other income (expense), net of tax.

The Company's proportionate share of the Fund's net loss was recorded as other expense, net of tax, in the consolidated statements of operations. As of December 31, 2022, the carrying amount of the Company's investment in the Fund was $5.8 million.

13. Changes in Accumulated Other Comprehensive Loss

The following table summarizes the changes in accumulated other comprehensive loss, which is reported as a component of stockholders' equity, for the years ended December 31, 2022 and 2021:

	Cumulative Translation Adjustment	Unrealized Gain (Loss) on Investments	Total
	(in thousands)		
Ending balance at December 31, 2020	$ 4,180	$ 423	$ 4,603
Other comprehensive loss before reclassifications	(4,712)	(1,230)	(5,942)
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Ending balance at December 31, 2021	$ (532)	$ (807)	$ (1,339)
Other comprehensive loss before reclassifications	(2,538)	(9,013)	(11,551)
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Ending balance at December 31, 2022	$ (3,070)	$ (9,820)	$ (12,890)

14. Stockholders' Equity and Stock-Based Compensation

Common Stock Reserved — As of December 31, 2022 and 2021, the Company has authorized 500 million shares of common stock. The number of shares of common stock reserved for the vesting of restricted stock units ("RSUs"), and exercise of common stock options are as follows (in thousands):

	December 31, 2022	December 31, 2021
RSUs	1,580	1,239
Common stock options	462	584
	2,042	1,823

For shares reserved for issuance for the Conversion Options, Warrants and Capped Call Options of the Notes, see Note 9.

Equity Incentive Plan —The Company's 2014 Stock Option and Incentive Plan (the "2014 Plan") became effective upon the closing of the Company's IPO in the fourth quarter of 2014. The Company initially reserved 1,973,551 shares of its common stock, or the Initial Limit, for the issuance of awards under the 2014 Plan. The number of shares reserved and available for issuance under the 2014 Plan automatically increases each January 1, by 5% of the outstanding number of shares of the Company's common stock on the immediately preceding December 31 or such lesser number of shares as determined by the compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company's capitalization. On January 26, 2022, the board of directors approved an amendment to eliminate the automatic annual increase in the number of shares available for issuance. The final increase under the 2014 Plan was effective as of January 1, 2022. The term of each option is fixed by the Company's compensation committee and may not exceed 10 years from the date of grant. As of December 31, 2022, 0.4 million options to purchase common stock and 1.6 million RSUs remained outstanding under the 2014 Plan.

Stock Compensation Expense —The Company's equity compensation expense is comprised of awards of options to purchase common stock, RSUs, and stock issued under the Company's employee stock purchase plan ("ESPP").

The following two tables show stock compensation expense by award type and where the stock compensation expense is recorded in the Company's consolidated statements of operations:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Options	$ 9,713	$ 6,253	$ 6,377
ESPP	12,298	9,123	6,850
RSUs	253,838	151,385	108,261
Total stock-based compensation	$ 275,849	$ 166,761	$ 121,488

	2022	2021	2020
	(in thousands)		
Cost of revenue, subscription	$ 9,076	$ 6,297	$ 4,408
Cost of revenue, service	4,393	3,092	2,536
Research and development	107,517	61,614	39,366
Sales and marketing	107,640	67,413	50,552
General and administrative	47,223	28,345	24,626
Total stock-based compensation	$ 275,849	$ 166,761	$ 121,488

Excluded from stock-based compensation expense is $13.1 million of capitalized software development costs in 2022, $6.0 million in 2021, and $3.6 million in 2020.

Stock Options —The fair value of employee options is estimated on the date of each grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2022	2021	2020
Risk-free interest rate (%)	1.70-3.00	0.53-1.36	0.47-1.66
Expected term (years)	5.1-6.4	5.2-6.4	5.50-6.24
Volatility (%)	43.19-50.58	42.97-44.70	38.15-40.63
Expected dividends	—	—	—

The weighted-average grant-date fair value of options granted was $217.05 per share in 2022, $221.86 per share in 2021, and $70.98 per share in 2020.

The interest rate is based on the U.S. Treasury bond rate at the date of grant with a maturity approximately equal to the expected term. The expected term of options granted to employees is calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The expected volatility for the Company's common stock is based on an average of the historical volatility of a peer group of similar public companies. The assumed dividend yield is based upon the Company's expectation of not paying dividends in the foreseeable future. Forfeitures of share-based awards prior to vesting results in a reversal of previously recorded stock-compensation expense associated with such forfeited awards. The fair value of the Company's common stock is the closing price of the stock on the date of grant.

The stock option activity for the year ended December 31, 2022 is as follows:

	Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding—January 1, 2022	584	$ 112.82	4.7	$ 320,882
Granted	73	487.28		
Exercised	(168)	41.22		
Forfeited/expired	(27)	488.78		
Outstanding—December 31, 2022	462	$ 175.81	5.1	$ 71,973
Options vested or expected to vest—December 31, 2022	462	$ 175.81	5.1	$ 71,973
Options exercisable—December 31, 2022	357	$ 110.68	4.2	$ 69,156

Total unrecognized compensation cost related to the unvested options was $15.4 million at December 31, 2022. That cost is expected to be recognized over a weighted-average period of 2.5 years as of December 31, 2022.

Restricted Stock Units —RSUs vest upon achievement of a service condition. The service condition is a time-based condition is generally met over a period of three or four years.

As soon as practicable following each vesting date, the Company will issue to the holder of the RSUs the number of shares of common stock equal to the aggregate number of RSUs that have vested. Notwithstanding the foregoing, the Company may, at its sole discretion, in lieu of issuing shares of common stock to the holder of the RSUs, pay the holder an amount in cash equal to the fair market value of such shares of common stock. The total stock-based compensation expense expected to be recorded over the remaining life of outstanding RSUs is approximately $535.7 million at December 31, 2022. That cost is expected to be recognized over a weighted-average period of 2.3 years. As of December 31, 2022, there are 1.6 million RSUs expected to vest with an aggregate intrinsic value of $456.0 million. The total fair value of RSUs vested was approximately $243.0 million in 2022, $134.5 million in 2021, and $101.2 million in 2020.

The following table summarizes the activity related to RSUs for the year ended December 31, 2022:

	RSUs Outstanding	
	Shares (in thousands)	Weighted-Average Grant Date Fair Value Per Share
Unvested and outstanding at January 1, 2022	1,239	$ 317.48
Granted	1,343	404.84
Vested	(762)	318.71
Canceled	(240)	403.33
Unvested and outstanding at December 31, 2022	1,580	$ 378.12

Employee Stock Purchase Plan ("ESPP")— The ESPP authorizes the issuance of up to a total of 2,751,252 shares of common stock to participating employees and allows eligible employees to purchase shares of common stock at a 15% discount from the fair market value of the stock as determined on specific dates at six-month intervals. The offering periods for the ESPP commence on June 1 and December 1 of each year.

The fair value of employee options is estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2022	2021	2020
Risk-free interest rate (%)	0.10-4.65	0.04-0.10	0.14-1.60
Expected term (years)	0.50	0.50	0.50
Volatility (%)	39.85-76.02	42.73-45.67	34.75-67.22
Expected dividends	—	—	—

The interest rate is based on the U.S. Treasury bond rate at the date of grant with a maturity approximately equal to the expected term. The expected term was based on terms of the offering period. The expected volatility for the Company's common stock is based on an average of the historical volatility of a peer group of similar public companies. The assumed dividend yield is based upon the Company's expectation of not paying dividends in the foreseeable future. The fair value of the Company's common stock is the closing price of the stock on the date the offering period starts.

The following table summarizes the activity related to ESPP:

	Shares Issued (in thousands)	Weighted-Average Purchase Price	Total Cash Proceeds (in thousands)
2022	121	$ 272.72	$ 33,046
2021	77	$ 372.50	$ 28,667
2020	132	$ 149.23	$ 19,653

15. Income Taxes

Loss before provision for income taxes was as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
United States	$ (124,452)	$ (89,000)	$ (96,555)
Foreign	19,760	15,182	15,740
Total	$ (104,692)	$ (73,818)	$ (80,815)

The (provision) benefit for income taxes consists of the following:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Current income tax provision			
Federal	$ (1,002)	$ (709)	$ (406)
State	(1,399)	(570)	(487)
Foreign	(7,778)	(5,609)	(5,508)
Total current income tax provision	(10,179)	(6,888)	(6,401)
Deferred income tax benefit (expense)			
Federal	—	989	(116)
State	—	—	—
Foreign	2,122	1,880	2,301
Total deferred income tax benefit	2,122	2,869	2,185
Total income tax provision	$ (8,057)	$ (4,019)	$ (4,216)

The following reconciles the differences between income taxes computed at the federal statutory rate of 21% for 2022, 2021 and 2020 and the provision for income taxes:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Expected income tax benefit at the federal statutory rate	$ 21,866	$ 15,459	$ 16,899
State taxes net of federal benefit	5,047	13,975	4,618
Stock-based compensation	4,414	79,800	25,196
Executive compensation limitation	(5,179)	(9,000)	(3,004)
Difference in foreign tax rates	290	486	830
U.S. tax credits	15,561	15,995	11,529
Meals and entertainment	(649)	(450)	(478)
Acquisition	—	1,033	—
Foreign withholding taxes	(1,268)	(1,006)	(536)
Change in valuation allowance	(47,552)	(119,843)	(62,182)
Other	(587)	(468)	2,912
Income tax provision	$ (8,057)	$ (4,019)	$ (4,216)

Deferred Tax Assets and Liabilities — Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

| | Year Ended December 31, | |
| | 2022 | 2021 |
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 244,603	$ 295,430
Research and investment credits	78,049	62,710
Accruals and reserves	18,073	17,508
Depreciation	392	2,532
Capitalized software development	80,424	—
Stock-based compensation	14,875	9,622
Interest expense	—	9,705
Total deferred tax assets	436,416	397,507
Deferred tax liabilities:		
Intangible assets	(1,857)	(2,474)
Convertible debt	(44)	(16,911)
Capitalized costs	(19,879)	(27,665)
Depreciation	(258)	(234)
Total deferred tax liabilities	(22,038)	(47,284)
Valuation allowance	(408,794)	(346,381)
Net deferred tax assets	$ 5,584	$ 3,842

The Company reviews all available evidence to evaluate the realizability of its deferred tax assets, including its recent history of accumulated losses over the most recent three years as well as its ability to generate income in future periods. The Company has provided a valuation allowance against its U.S. net deferred tax assets as it is more likely than not that these assets will not be realized given the nature of the assets and the likelihood of future utilization.

The valuation allowance increased by $62.4 million in 2022, $119.3 million in 2021 and $47.0 million in 2020, primarily due to the U.S. research and development capitalization and change in the U.S. net operating loss deferred tax asset. The Company does not expect any significant changes in its valuation allowance positions within the next 12 months.

The Company had federal and state net operating loss carryforwards of $960.7 million and $677.0 million at December 31, 2022 and $1.2 billion and $737.8 million at December 31, 2021. The Company also had international net operating loss carryforwards of $8.5 million at December 31, 2022 and $8.0 million at December 31, 2021. As a result of the Tax Cut and Jobs Act of 2017, enacted on 1/1/2018, all federal net operating losses, created after January 1, 2018, totaling $836.2 million, have an indefinite carryforward period. All federal net operating losses, created before January 1, 2018, totaling $124.5 million are subject to a 20 year carryforward period and will begin to expire in 2027. State net operating losses will begin to expire in 2023. The Company had no federal interest expense carryforward at December 31, 2022, and $39.9 million at December 31, 2021, which have an indefinite carryforward period.

The Company has net federal research and development credit carryforwards of $56.7 million at December 31, 2022 that begin to expire in 2027. The Company also has state research and investment tax credit carryforwards of $21.5 million that begin to expire in 2026.

Under Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in the Company's ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of the Company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of net operating loss carryforwards before they expire.

Uncertain Tax Positions — The Company accounts for uncertainty in income taxes using a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination by a tax authority, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The following summarizes activity related to unrecognized tax benefits:

	Year Ended December 31,					
	2022		2021		2020	
	(in thousands)					
Unrecognized benefit—beginning of the year	$	12,823	$	8,448	$	5,445
Gross increases—current period positions		4,065		4,375		3,003
Gross decrease—prior period positions		—		—		—
Unrecognized benefit—end of period	$	16,888	$	12,823	$	8,448

All of the gross unrecognized tax benefits represent a reduction to the research and development tax credit carryforward. All of the unrecognized tax benefits decrease deferred tax assets with a corresponding decrease to the valuation allowance. None of the unrecognized tax benefits would affect the Company's effective tax rate if recognized in the future.

The Company has elected to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties have been recorded through December 31, 2022 as the Company had no tax due because of significant net operating loss carryforwards.

The Company does not expect any significant change in its unrecognized tax benefits within the next 12 months.

The Company files tax returns in the United States and various jurisdictions throughout the world where the Company has operations or has established a taxable presence. All of the Company's tax years remain open to examination in the United States, as carryforward attributes generated in past years may still be adjusted upon examination by the Internal Revenue Service or state tax authorities if they have or will be used in future periods. The Company is no longer subject to examination for years prior to 2017 in various significant tax jurisdictions and continues to be routinely examined by various taxing authorities.

16. Employee Benefit Plan

The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers certain employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Total employer contributions were $10.6 million in 2022, $8.2 million in 2021, and $5.9 million in 2020.

17. Subsequent Events

On January 25, 2023, the Company's board of directors authorized a restructuring plan (the "Restructuring Plan") that is designed to reduce operating costs and enable investment in key opportunities for long-term growth while driving continued profitability. The Restructuring Plan includes a reduction of the Company's current workforce by approximately 7% and a lease consolidation to create higher density across our workspaces. The Company estimates that it will incur charges of approximately $72.0 million to $105.0 million in connection with the Plan, consisting primarily of cash expenditures. $24.0 million to $31.0 million of the charges are related to employee severance costs and $48.0 million to $74.0 million of the charges are related to lease consolidation. The actions associated with the workforce reduction under the Restructuring Plan are expected to be substantially complete by the end of the first quarter of 2023, subject to local law and consultation requirements. The actions associated with the lease consolidation under the Restructuring Plan are expected to be fully completed in 2023.

ITEM 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

(a)   Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

(b)   Management's Report on Internal Control Over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework* (2013).

Based on our assessment, management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which is included under Item 8 of this annual report on Form 10-K.

(c)   Inherent Limitations of Internal Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations, misstatements due to error or fraud may occur and not be detected.

(d)   Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 10.   Directors, Executive Officers and Corporate Governance

The complete response to this Item regarding the backgrounds of our executive officers and directors and other information required by Items 401, 405 and 407 of Regulation S-K will be contained in our definitive proxy statement for our 2023 Annual Meeting of Stockholders.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors including our chief executive officer and senior financial officers, which is available on our website under "Investor Relations—Leadership & Governance."

ITEM 11.   Executive Compensation

The information required by this Item is incorporated by reference herein to our definitive proxy statement for our 2023 Annual Meeting of Stockholders.

ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference herein to our definitive proxy statement for our 2023 Annual Meeting of Stockholders.

ITEM 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference herein to our definitive proxy statement for our 2023 Annual Meeting of Stockholders.

ITEM 14.   Principal Accountant Fees and Services

The information required by this Item is incorporated by reference herein to our definitive proxy statement for our 2023 Annual Meeting of Stockholders.

ITEM 15.   Exhibits, Financial Statement Schedules

(a)   Documents Filed as Part of this Annual Report on Form 10-K

1.   Financial Statements (included in Item 8 of this Annual Report on Form 10-K):

- Report of Independent Registered Public Accounting Firm

- Consolidated Balance Sheets as of December 31, 2022 and 2021

- Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020

- Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020

- Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020

- Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020

- Notes to Consolidated Financial Statements

2.   Financial Statement Schedules

Financial statements schedules are omitted as they are either not required or the information is otherwise included in the consolidated financial statements.

3.   The exhibits required by Item 601 of Regulation S-K are listed in the Exhibit List on the following page and are incorporated herein.

ITEM 16.   10-K Summary

Not applicable.

EXHIBIT LIST

Exhibit number	Description of exhibit
3.1(1)	Seventh Amended and Restated Certificate of Incorporation (as amended and currently in effect)
3.2(2)	Fourth Amended and Restated Bylaws
4.1(3)	Form of Common Stock Certificate
4.2(4)	Indenture, dated as of June 4, 2020, between the Registrant, and Wilmington Trust, National Association, as trustee
4.3(4)	Form of 0.375% Convertible Senior Notes due 2025 (included in Exhibit 4.2)
4.4(5)	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended
10.1(6)	Amended and Restated Lease between Jamestown Premier Davenport, LLC and HubSpot, Inc., executed December 14, 2015 and effective as of November 1, 2015; First Amendment to Amended and Restated Lease between Davenport Owner (DE) LLC and HubSpot, Inc., effective as of March 23, 2017; Second Amendment to Amended and Restated Lease between Davenport Owner (DE) LLC and HubSpot, Inc., effective as of August 31, 2018
10.2(7)	Occupational Lease, dated February 22, 2016, among HubSpot Ireland Limited, HubSpot, Inc. and Hibernia REIT plc and Agreement for Lease, dated November 6, 2015, among HubSpot Ireland Limited, HubSpot, Inc. and Hibernia REIT plc
10.3**#	Lease dated April 23, 2015 between Two Canal Park Massachusetts LLC (formerly BCSP Cambridge Two Property LLC) and HubSpot, Inc.; First Amendment to Lease dated August 10, 2016; Second Amendment to Lease dated March 12, 2018; Third Amendment to Lease dated December 2, 2019; Fourth Amendment to Lease dated January 6, 2020; Fifth Amendment dated July 2, 2021
10.4(8)	Lease dated October 7, 2016 between One Canal Park Massachusetts LLC and HubSpot, Inc.; First Amendment to Lease dated February 14, 2017; Second Amendment to Lease dated March 12, 2018.; Third Amendment to Lease dated May 2, 2018; Fourth Amendment to Lease dated April 19, 2019
10.5(9)	Lease of 1 – 6 Sir John Rogerson's Quay, Windmill Quarter, Dublin 2, dated August 1, 2019, between Hibernia REIT Public Limited Company, as Landlord, HubSpot Ireland Limited, as Tenant, SOBO Management Company Limited by Guarantee, as Management Company, and HubSpot, Inc., as Guarantor
10.6(10)#	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors
10.7(11)#	2007 Equity Incentive Plan and forms of restricted stock agreement and option agreements thereunder
10.8**#	2014 Stock Option and Grant Plan, Amendment No. 1 thereto, and forms of restricted stock and option agreements thereunder
10.9**#	Amended and Restated 2014 Employee Stock Purchase Plan
10.10(12)#	Management Cash Incentive Bonus Plan
10.11(13)	Form of Call Option Transaction Confirmation
10.12(14)	Form of Warrant Confirmation
10.13(15)#	Non-Employee Director Compensation Policy (as amended and currently in effect)
10.14(16)	Form of Capped Call Transaction Confirmation
21.1**	List of Subsidiaries
23.1**	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24.1**	Power of Attorney (included on signature page)
31.1**	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2**	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**Ÿ	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS**	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*)

\#   Indicates a management contract or compensatory plan.

**   Filed herewith.

Ÿ   The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates any of them by reference.

(1)   Incorporated by reference to Exhibit 3.1 to HubSpot, Inc.'s Annual Report on Form 10-K filed on February 24, 2016.

(2)   Incorporated by reference to Exhibit 3.1 to HubSpot, Inc.'s Current Report on Form 8-K filed with the SEC on January 27, 2023.

(3)   Incorporated by reference to Exhibit 4.1 to HubSpot, Inc.'s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333-198333) filed on September 26, 2014.

(4)   Incorporated by reference to Exhibit 4.1 to HubSpot, Inc.'s Current Report on Form 8-K filed on June 5, 2020.

(5)   Incorporated by reference to Exhibit 4.5 to HubSpot, Inc.'s Annual Report on Form 10-K filed on February 12, 2020.

(6)   Incorporated by reference to Exhibit 10.1 to HubSpot, Inc.'s Annual Report on Form 10-K filed on February 12, 2019.

(7)   Incorporated by reference to Exhibit 10.1 to HubSpot, Inc.'s Quarterly Report on Form 10-Q filed May 4, 2016.

(8)   Incorporated by reference to Exhibit 10.4 to HubSpot, Inc.'s Annual Report on Form 10-K filed on February 12, 2020.

(9)   Incorporated by reference to Exhibit 10.5 to HubSpot, Inc.'s Annual Report on Form 10-K filed on February 12, 2020.

(10)   Incorporated by reference to Exhibit 10.4 to HubSpot, Inc.'s Registration Statement on Form S-1 (SEC File No. 333-198333) filed on August 25, 2014.

(11)   Incorporated by reference to Exhibit 10.5 to HubSpot, Inc.'s Registration Statement on Form S-1 (SEC File No. 333-198333) filed on August 25, 2014.

(12) Incorporated by reference to Exhibit 10.10 to HubSpot, Inc.'s Annual Report on Form 10-K filed on February 14, 2022.

(13)   Incorporated by reference to Exhibit 10.1 to HubSpot, Inc.'s Form 8-K filed on May 10, 2017.

(14)   Incorporated by reference to Exhibit 10.2 to HubSpot, Inc.'s Form 8-K filed on May 10, 2017.

(15) Incorporated by reference to Exhibit 10.13 to HubSpot, Inc.'s Annual Report on Form 10-K filed on February 14, 2022.

(16)   Incorporated by reference to Exhibit 10.1 to HubSpot, Inc.'s Current Report on Form 8-K filed on June 5, 2020.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge, Commonwealth of Massachusetts, on the 16th day of February 2023 .

HUBSPOT, INC.

By: /s/ Yamini Rangan
Yamini Rangan

Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of HubSpot, Inc. (the "Company"), hereby and severally constitute and appoint Yamini Rangan, Kate Bueker, and Alyssa Harvey Dawson and each of them singly, our true and lawful attorneys, with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person and hereby ratifying and confirming all that said attorneys and each of them, or their substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Yamini Rangan Yamini Rangan	Chief Executive Officer *(Principal Executive Officer)*	February 16, 2023
/s/ Kate Bueker Kate Bueker	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 16, 2023
/s/ Brian Halligan Brian Halligan	Executive Chairperson	February 16, 2023
/s/ Dharmesh Shah Dharmesh Shah	Director and Chief Technology Officer	February 16, 2023
/s/ Alyssa Harvey Dawson Alyssa Harvey Dawson	Chief Legal Officer	February 16, 2023
/s/ Nick Caldwell Nick Caldwell	Director	February 16, 2023
/s/ Ron Gill Ron Gill	Director	February 16, 2023
/s/ Claire Hughes Johnson Claire Hughes Johnson	Director	February 16, 2023
/s/ Lorrie Norrington Lorrie Norrington	Director	February 16, 2023
/s/ Avanish Sahai Avanish Sahai	Director	February 16, 2023
/s/ Jay Simons Jay Simons	Director	February 16, 2023
/s/ Jill Ward Jill Ward	Director	February 16, 2023